EXHIBIT 99.1
                                                                  ------------

                                                             [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN INC.]

                                   NEXEN INC.

-------------------------------------------------------------------------------

    PROXY SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT FOR USE AT THE
            ANNUAL GENERAL MEETING OF SHAREOWNERS TO BE HELD IN THE
            CRYSTAL BALLROOM AT THE PALLISER HOTEL, 133 9 AVENUE SW, CALGARY, ALBERTA, ON THURSDAY, APRIL 27, 2006 AT 11:00 A.M.

-------------------------------------------------------------------------------

        I appoint MR. FRANCIS M. SAVILLE, Q.C., or failing him RICHARD M. THOMSON, O.C., or failing him CHARLES W. FISCHER, or instead of them ___________________ as my proxyholder, with power of substitution, to attend the Annual General Meeting of Shareowners of Nexen Inc. to be held on April 27, 2006, and any and all adjournments of the meeting (Meeting), and to vote the shares represented by this Proxy on my behalf, as follows:


1.  To elect as a Director:

                                                                     WITHHOLD
                                                                     AUTHORITY
                                                              FOR     to vote
    ---------------------------------------------------------------------------
    Vote FOR all directors.................................   |_|
    ---------------------------------------------------------------------------

    Charles W. Fischer.....................................   |_|       |_|
    Dennis G. Flanagan.....................................   |_|       |_|
    David A. Hentschel.....................................   |_|       |_|
    S. Barry Jackson.......................................   |_|       |_|
    Kevin J. Jenkins.......................................   |_|       |_|
    Thomas C. O'Neill......................................   |_|       |_|
    Eric P. Newell, O.C....................................   |_|       |_|
    Francis M. Saville, Q.C................................   |_|       |_|
    Richard M. Thomson, O.C................................   |_|       |_|
    John M. Willson........................................   |_|       |_|
    Victor J. Zaleschuk....................................   |_|       |_|

2.  To appoint Deloitte & Touche LLP as independent
    auditors for 2006......................................   |_|       |_|

3. To consider and act on any other business which may properly come before the meeting.

        ON ANY BALLOT THAT MAY BE CALLED FOR, THE SHARES WILL BE VOTED OR WITHHELD FROM VOTING ACCORDING TO THE CHOICES MARKED ABOVE. IF NO CHOICE IS MARKED FOR AN ITEM, THE SHARES WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND APPOINTMENT OF AUDITORS.

                          (PLEASE DATE AND SIGN BELOW)

        My proxyholders have discretionary authority on amendments or variations to matters set out above and other matters which may properly come before the Meeting and I ratify all actions my proxyholders take under this Proxy.

        I have received the Notice of the Meeting and Management Proxy Circular (Circular) dated March 10, 2006.

Dated this ____ day of _______________ , 2006       ___________________________
                                                       Shareowner's Signature

        YOU MAY APPOINT SOMEONE (WHO DOES NOT NEED TO BE A SHAREOWNER) OTHER THAN THE PERSONS DESIGNATED ABOVE TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING BY FILLING IN THE NAME OF THAT PERSON IN THE SPACE PROVIDED ABOVE.

        You may revoke this Proxy by instrument in writing at any time before it is exercised as described in the Circular or in any other manner permitted by law.

                -- PLEASE SEE OTHER SIDE FOR VOTING OPTIONS --

                                                             [GRAPHIC OMITTED]
                                                            [LOGO - NEXEN INC.]


           VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED SHAREOWNER

In addition to voting by mail, you can also submit your voting instructions over the telephone or internet, as described below and in the Circular.

VOTE BY MAIL:                                                     VOTE BY PHONE:    1.866.271.1207 (ENGLISH AND FRENCH)

1.   This  Proxy  must  be  dated  and  signed  by  the           You may use any touch-tone  phone to submit your voting
     Shareowner or by the Shareowner's attorney who has           instructions.  Phone  the toll  free  number  above and
     been authorized in writing. If the Shareowner is a           follow the voice prompts. You will need to enter the 13
     corporation,  the  corporate  seal  must  be  duly           digit Control  Number found on this form below,  on the
     affixed.                                                     left hand side.

2.   If this Proxy is returned undated, it is deemed to           VOTE BY INTERNET: WWW.EPROXYVOTING.COM/NEXEN
     bear the date on which it was mailed to you.
                                                                  You  may  use  the   internet  to  submit  your  voting
3.   The  Shareowner's  signature  should be exactly as           instructions.  Access the above  website and follow the
     the name appears on the label below. If shares are           instructions  there.  You will  need to  enter  your 13
     held  jointly,  any one of the  joint  owners  may           digit Control  Number found on this form below,  on the
     sign.                                                        left hand side.

4.   When signing as attorney, executor, administrator,           This website may be used to appoint a proxyholder  (the
     trustee or guardian, please give your full title.            "proxyholder")  to  attend  and vote on your  behalf at
                                                                  Nexen's  annual  meeting of  shareowners  and to convey
5.   To be  valid,  a Proxy  must be  received  by CIBC           your voting  instructions.  Complete proxy instructions
     Mellon  Trust  Company  no later  than  11:00 a.m.           are found in the information circular.
     (Calgary  time)  on  April  25,  2006  or,  if the
     meeting is adjourned, at least 48 hours (excluding           Please  note  that if you  appoint  a  proxyholder  and
     weekends and holidays) before the time set for the           submit your voting  instructions and subsequently  wish
     meeting to resume.  The Chair of the  Meeting  has           to change your  appointment or voting  instructions you
     the discretion to accept late proxies.                       may resubmit your Proxy, prior to the cutoff time. When
                                                                  resubmitting   a  Proxy,   the  latest  Proxy  will  be
6.   Proxies  should  be  sent  to  CIBC  Mellon  Trust           recognized  as the only  valid  one,  and all  previous
     Company  at  Suite  600,   333-7th   Avenue  S.W.,           proxies submitted will be disregarded and considered as
     Calgary,  Alberta T2P 2Z1 or at Proxy  Dept.,  200           revoked,  provided  that your latest Proxy is submitted
     Queens  Quay East,  Unit 6,  Toronto,  Ontario M5A           with in the timeframe above.
     4K9.

The Control Number is your personal security code and will be used to validate your vote when you vote by telephone or over the internet.


    [GRAPHIC]
    [LOGO -- NEXEN]






                                         MANAGEMENT PROXY CIRCULAR
                                         March 10, 2006






                                         Notice of 2006 Annual General
                                         Meeting of Shareowners
                                         to be held April 27, 2006

TABLE OF CONTENTS



ANNUAL GENERAL MEETING OF SHAREOWNERS OF NEXEN INC.
  Invitation to Shareowners.............................................      1
  Notice of Annual General Meeting of Shareowners of Nexen Inc..........      2
GENERAL INFORMATION
  Date of Information...................................................      3
  Currency and Exchange Rate............................................      3
  Common Shares Outstanding.............................................      3
  Owners of 10% or more of the Common Shares on March 10, 2006..........      3
  Mailing of Circular...................................................      3
  Ethics Policy.........................................................      3
  Reporting Concerns....................................................      3
  Dividend Reinvestment Plan............................................      4
  Interest of Informed Persons in Material Transactions.................      4
  Communicating with the Board..........................................      4
  Director Attendance at the AGM........................................      5
  Shareowner Proposals..................................................      5
  Annual Report.........................................................      5
  Availability of Documents.............................................      5
VOTING QUESTIONS AND ANSWERS............................................      6
BUSINESS OF THE MEETING
  Financial Statements..................................................      9
  Election of Directors.................................................      9
  Appointment of Auditors...............................................      9
  Other Business........................................................      9
NOMINEES FOR ELECTION TO BOARD OF DIRECTORS.............................     10
  Other Public Company Directorships/Committee Appointments.............     14
  Independence and Board Committees.....................................     15
  Board and Committee Meetings Held and Attendance......................     16
  Loans to Directors....................................................     17
  Directors' Liability Insurance........................................     17
  Meetings Without Management...........................................     17
  Director Compensation.................................................     17
  Deferred Share Units..................................................     18
  Share Ownership Guideline for Directors...............................     18
  Directors' Equity Ownership and Changes...............................     19
  Directors' Outstanding Option Holdings and Value of
  In-the-Money Options..................................................     20
COMMITTEE REPORTS
  Audit and Conduct Review Committee....................................     21
  Compensation and Human Resources Committee............................     23
  Corporate Governance and Nominating Committee.........................     28
  Finance Committee.....................................................     30
  Reserves Review Committee.............................................     31
  Safety, Environment and Social Responsibility Committee...............     32
EXECUTIVE OFFICERS
  Named Executive Officers Serving in 2006..............................     33
  Share Ownership Guidelines............................................     34
  Share Ownership Table.................................................     34

  Loans to Officers.....................................................     34
  Compensation Exchange Rate............................................     35
  Summary Compensation Table for Executives.............................     35
  Options...............................................................     35
  Option Grants During 2005.............................................     36
  Option Exercises During 2005 and Financial Year-End Option Values.....     36
  Employee Savings Plan.................................................     36
  Benefit Plans.........................................................     37
  Pension Plan Tables...................................................     38
  Change of Control Agreements..........................................     40
  Officers' Liability Insurance.........................................     40
  Share Performance Graph...............................................     41
SCHEDULE "A"
  Form 58-101F1 -- Corporate Governance Disclosure......................    A-1
  New York Stock Exchange Corporate Governance Rules Compliance.........    A-8
  Director Education....................................................   A-14
SCHEDULE "B"
  Corporate Governance Policy...........................................    B-1
SCHEDULE "C"
  Categorical Standards for Director Independence.......................    C-1
SCHEDULE "D"
  Governance Documents..................................................    D-1
  Board Mandate.........................................................    D-2
SCHEDULE "E"
  Summary of Tandem Option Plan.........................................    E-1

                                                                     [GRAPHIC]
                                                               [LOGO -- NEXEN]


                           NEXEN INC. 801 - 7th Ave SW Calgary AB Canada T2P 3P7
                               T 403 699.4000   F 403 699.5776 www.nexeninc.com



March 10, 2006

Dear Fellow Shareowner:

        On behalf of the Board of Directors, Management and employees of Nexen, I extend to you an invitation to attend the 2006 Annual General Meeting of Shareowners to be held in the Crystal Ballroom, the Palliser Hotel, Calgary, Alberta, at 11:00 a.m., on April 27, 2006.

The items of business to be considered at this meeting are set out in the Notice of Meeting and Circular. In addition, following the completion of the formal agenda, our business and future plans will be reviewed. Your participation at shareowners' meetings is very important. If you are unable to attend the meeting in person, we encourage you to vote by telephone, via the internet or by completing and returning the enclosed Proxy.

Nexen is committed to best practices in corporate governance. In this Circular we report on a number of initiatives we have undertaken this year, and I hope you will take the time to review this information as it is important to you as a shareowner. Some of our initiatives over the past year were: reviewing and updating all of our governance documents, including Mandates, Position Descriptions, Categorical Standards for Director Independence, Corporate Governance Policy and Ethics Policy; and, enhancing our annual board performance evaluation process with a 360(0) review of director performance. In 2005, Nexen was named as the first ever recipient of the Governance Gavel Award for Excellence in Director Disclosure from the Canadian Coalition for Good Governance.

I encourage you to read our Circular and I urge you to vote on the proposed matters either by returning the enclosed Proxy or by attending the meeting of shareowners on April 27, 2006 in Calgary.

We look forward to your support.

Yours truly,


/s/ Charles W. Fischer
---------------------------
Charles W. Fischer
President and Chief Executive Officer

                                   NEXEN INC.


NOTICE OF ANNUAL GENERAL MEETING OF SHAREOWNERS

The Annual General Meeting of Shareowners of Nexen Inc. will be held in the Crystal Ballroom at the Palliser Hotel, 133 - 9th Avenue SW, Calgary, Alberta, Canada on Thursday, April 27, 2006, at 11:00 a.m. (Calgary time). The purpose of the meeting is to consider and to take action on the following matters:

        1. Receive the audited consolidated financial statements for the year ended December 31, 2005 and the auditors' report on those statements.

        2.      Elect directors to hold office for the following year.

        3. Appoint Deloitte & Touche LLP as independent auditors for 2006 and authorize the Audit and Conduct Review Committee to fix their pay.

        4. Transact any other business that may properly come before the meeting or any adjournment of the meeting.

March 16, 2006 has been set as the record date for determining the shareowners entitled to vote at the meeting. The only persons who will be entitled to vote at the meeting are common shareowners of record on March 16, 2006.

Our Circular provides additional information on the matters to be dealt with at the meeting and forms part of this notice.

Shareowners  who  cannot  attend  the  meeting  in  person  may vote by proxy.
Instructions on how to complete and return the Proxy or how to vote by telephone or over the internet are set out in the Circular. To be valid, a Proxy must be received by CIBC Mellon Trust Company no later than 11:00 a.m. (Calgary time) on April 25, 2006 or, if the meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the meeting to resume. The Chair of the meeting has the discretion to accept late proxies.

Proxies should be sent to CIBC Mellon Trust Company at Suite 600, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1 or at Proxy Dept, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9.

                                             By Order of the Board of Directors

Calgary, Alberta, Canada                     /s/ John B. McWilliams, Q.C.
March 10, 2006                               ----------------------------------
                                                       John B. McWilliams, Q.C.
                                                                      SECRETARY

                           MANAGEMENT PROXY CIRCULAR
                                   (CIRCULAR)


GENERAL INFORMATION

THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS (BOARD) AND MANAGEMENT OF NEXEN INC. (WE OR NEXEN) FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREOWNERS (AGM) TO BE HELD ON APRIL 27, 2006, AND AT ANY AND ALL ADJOURNMENTS OF THAT MEETING (MEETING).


DATE OF INFORMATION

Information contained in our Circular is given as of March 10, 2006 unless otherwise noted.


CURRENCY AND EXCHANGE RATE

All monetary figures are stated in Canadian currency except as otherwise noted. On March 10, 2006 the reported closing spot price quoted by the Bank of Canada for $1.00 Canadian was $0.86 U.S.


COMMON SHARES OUTSTANDING

At the close of business on March 10, 2006 there were 261,635,264 common shares outstanding. Nexen's common shares trade under the symbol NXY on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).


OWNERS OF 10% OR MORE OF THE COMMON SHARES ON MARCH 10, 2006

Approximately 36,163,441 shares (approximately 13.8%) were owned by Jarislowsky Fraser Limited, 1010 Sherbrooke Street West, Suite 2005, Montreal, Quebec H3A 2R7 and approximately 30,088,836 shares (approximately 11.5%) were owned by Ontario Teachers' Pension Plan Board, 5650 Yonge Street, Toronto, Ontario M2M 4H5. To the knowledge of the directors and officers, no other person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of Nexen's common shares.


MAILING OF CIRCULAR

The mailing to shareowners of this Circular, the form of Proxy and our 2005 Annual Report will commence on March 22, 2006. The 2005 Annual Report is being mailed to all registered shareowners except those who asked not to receive it and to those beneficial shareowners who requested a copy. We will provide proxy materials to brokers, custodians, nominees and fiduciaries and request that the materials be forwarded promptly to the beneficial owners of our common shares.


ETHICS POLICY

Under Nexen's Ethics Policy, all directors, officers and employees must demonstrate a commitment to ethical business practices and behavior in all business relationships, both within and outside of Nexen. An employee is not permitted to commit an unethical, dishonest or illegal act or to instruct other employees to do so. Our Ethics Policy has been adopted as a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller.

Any waivers of or changes to the Ethics Policy must be approved by the Board and appropriately disclosed. There have been no waivers of the Ethics Policy since January 1, 2005 or ever. Our Ethics Policy provides for an external Integrity Hotline which has been in place since February 1, 2005.

Our Ethics Policy is available at www.nexeninc.com, and we intend to provide disclosure regarding waivers of or changes to our Ethics Policy in this manner. In addition, our Ethics Policy is filed on SEDAR at www.sedar.com, and all future amendments to the Ethics Policy will be filed on SEDAR. A hard copy of the Ethics Policy can be requested from the Assistant Secretary by telephone at 403.699.5291, by facsimile at 403.716.0468 or by email at assistant_secretary@nexeninc.com.


REPORTING CONCERNS

Any concerns about Nexen's financial statements, accounting practices or internal controls may be directed to either: Management or the Chair of the Audit and Conduct Review Committee as set out in the Ethics Policy; or, reported through EthicsPoint, the independent, third-party service provider, as set out on page 4.

If  Nexen  employees,   customers,  suppliers,  partners  and  other  external
stakeholders have a concern they are encouraged to raise it with our Integrity Resource Centre:


                         By mail to:  Nexen Inc.
                                      801 - 7th Avenue SW
                                      Calgary Alberta Canada
                                      T2P 3P7
                          Attention:  Integrity Resource Centre

                        By email to:  integrity@nexeninc.com

                    By telephone to:  403.699.4727

They may also report concerns through Nexen's Integrity Hotline. The Integrity Hotline is a secure reporting system, which is owned and managed by EthicsPoint, an independent third-party service provider. To find out more about Nexen's Integrity Hotline and for toll free numbers for other countries refer to www.nexeninc.com and click on the "Integrity Hotline" link at the top of the page.

The Integrity Hotline can also be accessed:


                    Through the internet at: www.ethicspoint.com

                    By telephone (toll-free) to:
                       North America 1.866.ETHICSP (1.866.384.4277)


DIVIDEND REINVESTMENT PLAN

We have a Dividend Reinvestment Plan which allows shareowners to elect to have cash dividends reinvested in common shares. A copy of the offering circular describing the plan (and, for U.S. residents, a prospectus) and an election form may be requested by telephoning CIBC Mellon Trust Company (CIBC Mellon) at 1.800.387.0825 or via the internet at www.cibcmellon.com or by email to inquiries@cibcmellon.com.


INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as noted below, Management is not aware of any material interest, direct or indirect, of any informed person, any proposed nominee for election as director or any associate or affiliate of any informed person or proposed nominee, in any transaction since January 1, 2005 or any proposed transaction that has materially affected or would materially affect Nexen or any of its subsidiaries.

Pursuant to a short-form prospectus dated October 4, 2005, Ontario Teachers' Pension Plan Board (Teachers) sold 7,500,000 shares of Nexen for gross proceeds of $406,785,000 by way of a secondary public offering. Teachers paid or reimbursed Nexen for legal, audit and filing fees in an aggregate amount of $635,000.


COMMUNICATING WITH THE BOARD

Shareowners may write to the Board or any member or members of the Board in care of the following address:


                         By mail to:  Nexen Inc.
                                      801 - 7th Avenue SW
                                      Calgary Alberta Canada
                                      T2P 3P7
                          Attention:  John B. McWilliams, Q.C.
                                      Senior Vice President, General Counsel
                                      and Secretary

                        By email to:  board@nexeninc.com

Nexen receives a number of inquiries on a large range of subjects every day. As a result, the Board is not able to respond to all shareowner inquiries directly and has consulted with Management to develop a process to assist in managing inquiries directed to the Board or its members.

Letters and emails addressed to the Board, any of its members or the independent directors, as a group, are reviewed to determine if a response from the Board is appropriate. While the Board oversees Management, it does not participate in the day-to-day functions and operations of Nexen and is not normally in the best position to respond to inquiries on those matters. Inquiries on operations or day-to-day management of Nexen will be directed to the appropriate personnel within Nexen for a response. The Board has instructed the Secretary to review all correspondence and, in his discretion, not forward items if they are:

        o    not relevant to Nexen's operations, policies and philosophies

        o    commercial in nature

        o    not appropriate for consideration by the Board

All  inquiries  will  receive  a written  response  from  either  the Board or
Management, as appropriate. The Secretary maintains a log of all correspondence addressed to members of the Board. Directors may review the log at any time and request copies of any correspondence received.


DIRECTOR ATTENDANCE AT THE AGM

Each member of Nexen's Board is expected, but not required, to attend the AGM. In 2005 all 11 directors attended the AGM.


SHAREOWNER PROPOSALS

Any proposal by an eligible shareowner intended to be presented at the 2007 AGM should be directed to the attention of the Secretary of Nexen. In order to be included in the proxy material for that meeting, the proposal must be received at our office at 801 - 7th Avenue SW, Calgary, Alberta, Canada, T2P 3P7 by December 11, 2006.


ANNUAL REPORT

If you are a registered shareowner, a copy of Nexen's 2005 Annual Report is included in this package unless you asked not to receive it. If your shares are held in the name of a nominee and you did not return the card sent out last year to request a copy of Nexen's Annual Report, you will not receive a 2005 Annual Report. If you would like a copy of our Annual Report it can be accessed on our website at www.nexeninc.com or you can get a copy by sending in a request as set out under "Availability of Documents" below.

If you are a registered shareowner and: (i) DO NOT WISH TO RECEIVE NEXEN'S ANNUAL REPORT NEXT YEAR; or, (II) WISH TO RECEIVE NEXEN'S INTERIM REPORTS, please fill out and return the blue card enclosed with this package. If your shares are held in the name of a nominee and YOU WISH TO RECEIVE NEXEN'S ANNUAL REPORT NEXT YEAR OR ITS INTERIM REPORTS, please fill out and return the yellow card enclosed with this package.


AVAILABILITY OF DOCUMENTS

We file a Form 10-K with the U.S. Securities and Exchange Commission (SEC). A copy of the report, including the audited comparative consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2005 (Financial Statements), will be sent free of charge to any shareowner on request. It can also be retrieved from the EDGAR system by accessing Nexen's public filings under "Filings and Forms" at www.sec.gov.

We also file the Form 10-K as our Annual Information Form with the Canadian securities regulators. A copy of the form, including the Financial Statements, and one copy of this Circular will be provided on request. This information can also be retrieved from the SEDAR system by accessing Nexen's public filings at www.sedar.com.

All documents required to be filed in Canada or the U.S. may also be accessed through our website at www.nexeninc.com.

All requests for documents should be in writing and addressed to:


                         By mail to:  Nexen Inc.
                                      801 - 7th Avenue SW
                                      Calgary Alberta Canada
                                      T2P 3P7
                         Attention:   Sylvia L. Groves
                                      Assistant Secretary

                         By email to: assistant_secretary@nexeninc.com



VOTING QUESTIONS AND ANSWERS

AM I ENTITLED TO VOTE?

You are entitled to vote if you were a holder of common shares of Nexen as of the close of business on March 16, 2006, the record date of the Meeting. Each common share is entitled to one vote.


WHAT WILL I BE VOTING ON?

        o    Election of directors

        o    Appointment of auditors


HOW WILL THESE MATTERS BE DECIDED?

A simple majority (50%, plus one vote) of the votes cast in person or by proxy at the Meeting is required to approve each of the matters set out above.


HOW CAN I VOTE IF I AM A REGISTERED SHAREOWNER?

You may vote in any one of the following ways:

        o    In person at the Meeting;

        o By signing and returning the enclosed Proxy appointing the named persons or some other person you choose (who does not need to be a shareowner) to represent you as proxyholder and vote your shares at the Meeting;

        o By telephone using a touch-tone telephone to submit your votes to the toll free number: 1.866.271.1207 (English or French). You will need to follow the voice prompts and will have to enter the 13 digit Control Number located in the bottom left corner on the back of the Proxy sent to you before you enter your voting instructions.

        o By internet by accessing www.eproxyvoting.com/nexen (English or French) and following the instructions given there. You will have to enter the 13 digit Control Number located in the bottom left corner on the back of the Proxy sent to you and then enter your voting instructions.

IF YOUR SHARES ARE HELD IN THE NAME OF A NOMINEE (A TRUST COMPANY, SECURITIES BROKER OR OTHER FINANCIAL INSTITUTION), PLEASE SEE THE BOX ON PAGE 8 FOR VOTING INSTRUCTIONS.


WHAT IF I PLAN TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a registered shareowner and plan to attend the Meeting and wish to vote your shares in person at the Meeting, do not complete or return the Proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon, when you arrive at the Meeting. If your shares are held in the name of a nominee, please see the box on page 8 for voting instructions.


WHO IS SOLICITING MY PROXY?

Nexen's Board and Management request that you sign and return the Proxy to ensure your votes are exercised at the Meeting. The solicitation of proxies will be primarily by mail. However, our officers, other regular employees and agents may solicit proxies by telephone, email, facsimile, mail or personal interviews. We may also use the services of outside firms to solicit proxies. The cost of proxy solicitation will be paid by Nexen.

HOW CAN I VOTE BY PROXY?

Whether or not you attend the Meeting, you can appoint someone else to attend the Meeting and vote for you as your proxyholder. You can use the enclosed Proxy or any other proper form of proxy to appoint your proxyholder. The persons named in the enclosed Proxy are directors of Nexen. However, you can choose another person to be your proxyholder by printing that person's name in the space provided on the enclosed Proxy, completing the rest of the Proxy, signing and returning it in the envelope provided. Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted by proxy, you may not cast your vote again in person at the Meeting unless you revoke your proxy as set out below.


HOW WILL MY PROXY BE VOTED?

You can indicate on your Proxy how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you specify on your Proxy how you want your shares to be voted, then your proxyholder must vote your shares that way. If you do not specify on your Proxy how you want your shares to be voted, then your proxyholder can vote your shares as he or she sees fit.

IF YOU APPOINT THE PERSONS DESIGNATED IN THE ENCLOSED PROXY AND DO NOT SPECIFY HOW YOU WANT YOUR SHARES TO BE VOTED, YOUR SHARES WILL BE VOTED AS FOLLOWS:

-- ELECTION OF MANAGEMENT NOMINEES AS DIRECTORS..........................   FOR
-- APPOINTMENT OF AUDITORS...............................................   FOR


WHAT IF THERE ARE AMENDMENTS OR IF OTHER MATTERS ARE BROUGHT BEFORE THE
MEETING?

The enclosed Proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice of Meeting and on other matters that may properly come before the Meeting.

Management does not intend to present any other business at the Meeting. We are not aware of any amendments or variations to the proposed matters or of any other matters which may be presented for action at the Meeting. If other matters requiring the vote of shareowners properly come before the Meeting, the persons named in the enclosed Proxy will vote on them in accordance with their best judgment.


WHAT DO I DO WITH MY COMPLETED PROXY?

Return it to CIBC Mellon in the envelope provided or by fax to 416.368.2502, so that it arrives by 11:00 a.m. (Calgary time) on April 25, 2006 or, if the Meeting is adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to resume. This will ensure that your vote is recorded.


WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY PROXY?

You may revoke your Proxy at any time before it is acted upon. You can do this by stating clearly, in writing, that you want to revoke your Proxy and delivering the written statement to our head office at any time up to and including the last business day before the Meeting, or to the Chair of the Meeting on the day of the Meeting.

IF MY SHARES ARE NOT HELD IN MY NAME, BUT ARE HELD IN THE NAME OF A NOMINEE (A BANK, TRUST COMPANY, SECURITIES BROKER, TRUSTEE OR OTHER), HOW DO I VOTE THEM?

YOU ARE A NON-REGISTERED SHAREOWNER AND UNLESS YOU HAVE PREVIOUSLY INFORMED YOUR NOMINEE THAT YOU DO NOT WISH TO RECEIVE MATERIAL RELATING TO SHAREOWNERS' MEETINGS, YOU WILL HAVE RECEIVED A REQUEST FOR VOTING INSTRUCTIONS OR A PROXY FOR THE NUMBER OF SHARES YOU HOLD FROM YOUR NOMINEE. FOR YOUR SHARES TO BE VOTED, PLEASE FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR NOMINEE.

SINCE WE DO NOT HAVE ACCESS TO THE NAMES OF OUR NON-REGISTERED SHAREOWNERS, IF YOU ATTEND THE MEETING, WE WILL HAVE NO RECORD OF YOUR SHAREHOLDINGS OR OF YOUR ENTITLEMENT TO VOTE, UNLESS YOUR NOMINEE HAS APPOINTED YOU AS A PROXYHOLDER. THEREFORE, IF YOU WISH TO VOTE IN PERSON AT THE MEETING, PLEASE INSERT YOUR OWN NAME IN THE SPACE PROVIDED ON THE REQUEST FOR VOTING INSTRUCTIONS OR THE FORM OF PROXY SENT TO YOU BY YOUR NOMINEE. BY DOING SO, YOU ARE INSTRUCTING YOUR NOMINEE TO APPOINT YOU AS PROXYHOLDER. THEN FOLLOW THE SIGNING AND RETURN INSTRUCTIONS PROVIDED BY YOUR NOMINEE. DO NOT COMPLETE THE VOTING INSTRUCTIONS ON THE FORM, AS YOU WILL BE VOTING AT THE MEETING. PLEASE REGISTER WITH CIBC MELLON UPON ARRIVAL AT THE MEETING.


WHO COUNTS THE VOTES?

Proxies are counted by CIBC Mellon.


IS MY VOTE CONFIDENTIAL?

CIBC Mellon preserves the confidentiality of individual shareowner votes, except where the shareowner clearly intends to communicate his or her position to Management and as necessary to comply with legal requirements.


HOW MANY SHAREOWNERS ARE REQUIRED TO HAVE A QUORUM AT THE MEETING?

Nexen's by-laws provide that the quorum for the transaction of business at a meeting of shareowners will be two persons present in person, each being a shareowner entitled to vote at the Meeting or a duly appointed proxyholder for a shareowner, and together holding or representing by proxy at least 25% of the outstanding shares entitled to vote at the Meeting.


WHO CAN I CALL IF I HAVE A QUESTION ON VOTING AT THE MEETING?

Please contact CIBC Mellon at:


        o    NORTH AMERICA:   1.800.387.0825

        o    OTHER LOCATIONS: 1.416.643.5000

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2005 and the auditors' report on those statements are in the 2005 Annual Report which is being mailed with this Circular to all of the registered shareowners, except those who asked not to receive it, and to those beneficial shareowners who have requested it.


ELECTION OF DIRECTORS

According to our Articles, Nexen must have between three and 15 directors. On January 5, 2004 the Board determined that there will be 11 directors, until changed. Our by-laws provide that directors will be elected at the annual general meeting of shareowners each year and will hold office until the next annual meeting or until their successors are duly appointed or elected.

The 11 nominees proposed for election as directors are:


Charles W. Fischer       Kevin J. Jenkins             Richard M. Thomson, O.C.
Dennis G. Flanagan       Eric P. Newell, O.C.         John M. Willson
David A. Hentschel       Thomas C. O'Neill            Victor J. Zaleschuk
S. Barry Jackson         Francis M. Saville, Q.C.


In the opinion of the Board and Management, the nominees are well qualified to act as directors for the following year. Each one has confirmed his eligibility and willingness to serve as a director if elected.

MANAGEMENT AND THE BOARD RECOMMEND THAT SHAREOWNERS VOTE FOR THESE APPOINTMENTS. THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE FOR THE ELECTION OF EACH OF THESE NOMINEES UNLESS THE SHAREOWNER SPECIFIES THAT AUTHORITY TO DO SO IS WITHHELD.

We do not know of any reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting and, unless otherwise specified, the persons named in the enclosed Proxy will vote for a substitute nominee or nominees selected by the Board.


APPOINTMENT OF AUDITORS

The Audit and Conduct Review Committee recommends appointment of Deloitte & Touche LLP as auditors for 2006. During the five financial years ended December 31, 2005, Deloitte & Touche LLP and Arthur Andersen LLP have served as Nexen's auditors. Arthur Anderson LLP or its predecessor served as Nexen's auditors since 1972. On June 3, 2002 the Canadian firm of Deloitte & Touche LLP completed a transaction with the Canadian firm of Arthur Andersen LLP to integrate the partners and staff of Arthur Andersen LLP (Canada) into Deloitte & Touche LLP (Canada). On July 11, 2002 our Board accepted the resignation of Arthur Andersen LLP (Canada) and appointed Deloitte & Touche LLP (Canada) as auditors.

THE AUDIT AND CONDUCT REVIEW COMMITTEE RECOMMENDS THAT SHAREOWNERS VOTE FOR THIS APPOINTMENT. THE PERSONS NAMED IN THE ENCLOSED PROXY INTEND TO VOTE FOR THIS APPOINTMENT UNLESS THE SHAREOWNER SPECIFIES THAT AUTHORITY TO DO SO IS WITHHELD.

Representatives of the auditors are expected to be present at the Meeting. These representatives will be given the opportunity to make a statement if they wish to do so and will be available to answer appropriate questions.


OTHER BUSINESS

Management does not intend to present any other business at the Meeting. We are not aware of any amendments to the proposed matters or of any other matters which may be presented for action at the Meeting. If amendments to the proposed matters or other matters requiring the vote of shareowners are properly brought before the Meeting, the persons named in the enclosed Proxy will vote on them in accordance with their best judgment.

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

All of our current directors were elected at the last annual general meeting on April 27, 2005 and are Management nominees for election to the Board.

CHARLES W. FISCHER                      Charlie  Fischer,  55, is President and
CALGARY, ALBERTA, CANADA                Chief Executive  Officer (CEO) of Nexen
                                        since  June 1, 2001.  Formerly,  he was
Not  Independent                        Executive   Vice  President  and  Chief
Director  since May 17, 2000            Operating Officer (COO) responsible for
                                        conventional  oil and gas  business  in
                                        Western Canada, the U.S. Gulf Coast and
                                        all International locations, as well as
                                        oil sands,  marketing  and  information
                                        systems activities worldwide. He joined
                                        Nexen in 1994  following  service  with
                                        Dome Petroleum Ltd., Hudson's Bay Oil &
                                        Gas Ltd., Bow Valley  Industries  Ltd.,
                                        Sproule   Associates   Ltd.  and  Encor
                                        Energy Ltd.
                                        Mr.   Fischer    graduated   from   the
                                        University  of Calgary  with a Bachelor
                                        of   Science    Degree   in    Chemical
                                        Engineering   in  1971  and  a  Masters
                                        Degree  in   Business   Administration,
                                        Finance in 1982. He was also awarded an
                                        Honoury  Doctorate  of Laws degree from
                                        the  University  of  Calgary  in  2004.
                                        Charlie does not currently serve on any
                                        other  public  company  board.  He is a
                                        director  of  Syncrude   Canada   Ltd.,
                                        Co-Chair  of  Alberta   Climate  Change
                                        Central,  a member of the boards of the
                                        Alberta Energy  Research  Institute and
                                        the C.D.  Howe  Institute,  a member of
                                        the   Board   of   Governors   of   the
                                        University  of Calgary  and a member of
                                        the   Alberta   Economic    Development
                                        Authority.


DENNIS G. FLANAGAN                      Dennis Flanagan, 66, is  a  retired oil
CALGARY, ALBERTA, CANADA                executive. He worked in the oil and gas
                                        industry for  more than  40  years with
Independent                             Ranger  Oil  Limited (Ranger)  and ELAN
Director since May 17, 2000             Energy Inc. (ELAN),  most  recently  as
Reserves Review Committee               Executive Chair  of  ELAN  until it was
Chair since July 11, 2000               bought  by  Ranger  in  1997.   He  was
Audit Committee Financial Expert        involved in  allphases  of  exploration
                                        and development in Canada, the U.S. and
                                        the U.K.  sector of the North Sea.
                                        Mr.  Flanagan  completed the Registered
                                        Industrial and Cost Accountant program,
                                        the   predecessor   to  the   Certified
                                        Management Accountant program, in 1967.
                                        He worked  in  various  accounting  and
                                        management    positions    at   Ranger,
                                        including   the   position   of   chief
                                        financial officer.
                                        Dennis is the Chair of  Canexus  Income
                                        Fund  and a  director  of NAL Oil & Gas
                                        Trust.  He is also  founding  Chair  of
                                        STARS   (Shock   Trauma   Air   Rescue)
                                        Foundation.

DAVID A. HENTSCHEL                      Dave  Hentschel,  72,  is  the  retired
TULSA, OKLAHOMA, UNITED STATES          Chair and CEO of Occidental Oil and Gas
                                        Corporation,  the worldwide oil and gas
Independent                             subsidiary  of   Occidental   Petroleum
Director from May 9, 1985 to            Corporation.  He was also President and
October 7, 1985 and since December 2,   CEO of Nexen from January 1, 1996 until
1985                                    June 1, 1997.
Audit Committee Financial Expert        Mr.  Hentschel  received a Bachelor  of
                                        Science in Petroleum  Engineering  from
                                        Louisiana   State   University   and  a
                                        Bachelor  of  Science   equivalent   in
                                        Meteorology    from   Oklahoma    State
                                        University.
                                        Dave is a director  of  Cimarex  Energy
                                        Co.  He is also a member  of the  board
                                        for   the   Luis   Palau   Evangelistic
                                        Association  and  Day  Center  for  the
                                        Homeless.


S. BARRY JACKSON                        Barry  Jackson,  53,   was   Chair   of
CALGARY, ALBERTA, CANADA                Resolute  Energy  Inc. and  Deer  Creek
                                        Energy  Limited.    He   was   formerly
Independent                             President,  CEO   and  a   director  of
Director since September 1, 2001        Crestar Energy Inc. (Crestar).  He  has
Safety, Environment and Social          worked  in  the  oil  and  gas industry
Responsibility Committee Chair          since  1974  and  held senior executive
since May 6, 2003                       positions  with  Northstar Energy Corp-
                                        oration and Crestar.
                                        Mr.  Jackson  has a Bachelor of Science
                                        in  Engineering  from the University of
                                        Calgary   and  is  a   member   of  the
                                        Association of Professional  Engineers,
                                        Geologists   and    Geophysicists    of
                                        Alberta. He has served on the boards of
                                        several  public  companies  and  on the
                                        audit   committees  of  some  of  those
                                        boards.
                                        Barry   is    Chair   of    TransCanada
                                        Corporation and  TransCanada  PipeLines
                                        Limited   and  a  director  of  Cordero
                                        Energy Inc.


KEVIN J. JENKINS                        Kevin Jenkins, 49, is Managing Director
CALGARY, ALBERTA, CANADA                of  TriWest  Capital Management  Corp.,
                                        an independent private equity firm.  He
Independent                             was President, CEO  and  a  director of
Director since December 17, 1996        The  Westaim  Corporation  from 1996 to
Finance Committee Chair since           2003,  with businesses  including tech-
July 11, 2000                           nology investments, production of  coin
Audit Committee Financial Expert        blanks, aerospace coatings  and surface
                                        engineered products.  From 1985 to 1996
                                        he held senior executive positions with
                                        Canadian  Airlines  International  Ltd.
                                        (Canadian).  He was elected to serve on
                                        Canadian's  board of directors in 1987,
                                        appointed   President   in   1991   and
                                        appointed  President  and CEO in  1994.
                                        Mr.  Jenkins has a Bachelors  Degree in
                                        Law from the  University of Alberta and
                                        a Masters  of  Business  Administration
                                        from Harvard  Business  School.  He has
                                        worked  in  management  positions  with
                                        increasing   level  of   responsibility
                                        including  assistant  treasurer,   vice
                                        president   finance,   executive   vice
                                        president and chief financial  officer,
                                        and president and CEO.
                                        Kevin is Chair of Young  Life of Canada
                                        and a  member  of the  board  of  World
                                        Vision Canada.

ERIC P. NEWELL, O.C.                    Eric Newell, 61,  is  Chancellor of the
EDMONTON, ALBERTA, CANADA               University  of  Alberta.    He  is  the
                                        retired  Chair   and  CEO  of  Syncrude
Not Independent                         Canada  Ltd. (Syncrude),  positions  he
Director since January 5, 2004          held  from May 1994  and  August  1989,
                                        respectively, until January 1, 2004. He
                                        also  served as  President  of Syncrude
                                        from 1989 to 1997.  Syncrude  surpassed
                                        the billion barrel production benchmark
                                        in 1998.  Prior to that he worked  with
                                        Imperial Oil Limited and Esso Petroleum
                                        Canada Ltd.
                                        Mr.  Newell holds a Bachelor of Applied
                                        Science in  Chemical  Engineering  from
                                        the University of British  Columbia and
                                        a  Masters  of  Science  in  Management
                                        Studies from  University of Birmingham,
                                        England.  He is an Officer of the Order
                                        of Canada  and a member of the  Alberta
                                        Order of Excellence.
                                        Eric   is   a   director    of   Canfor
                                        Corporation.  He is also Chair, CAREERS
                                        . . . The Next  Generation  Foundation,
                                        and a member of the  boards of  Alberta
                                        Energy  Research  Institute,  C.D. Howe
                                        Institute,   Alberta  Heart  Institute,
                                        Lieutenant    Governor    Arts    Award
                                        Foundation,   Junior   Achievement   of
                                        Northern   Alberta  and  The   Learning
                                        Partnership.  As past  President of the
                                        Alberta   Chamber  of   Resources,   he
                                        spearheaded   the   creation   of   the
                                        National  Oil Sands  Task  Force  which
                                        developed  a  comprehensive  new energy
                                        vision for Canada in 1995.


THOMAS C. O'NEILL                       Tom O'Neill, 60,  is  the retired Chair
TORONTO, ONTARIO, CANADA                of PwC Consulting. He was  formerly CEO
                                        of PwC Consulting,  COO  of Pricewater-
Independent                             houseCoopers LLP, Global, CEO of Price-
Director since December 10, 2002        waterhouseCoopers LLP, Canada and Chair
Audit and Conduct Review                and CEO of  Price Waterhouse Canada. He
Committee Chair since                   worked in  Brussels in 1975  to broaden
April 27, 2005                          his international experience  and  from
Audit Committee Financial Expert        1975 to 1985 was client service partner
                                        for      numerous      multi-nationals,
                                        specializing  in dual Canadian and U.S.
                                        listed companies.
                                        Mr.  O'Neill has a Bachelor of Commerce
                                        Degree  from  Queen's  University.   He
                                        received   his   Chartered   Accountant
                                        designation  in  1970  and  was  made a
                                        Fellow   (FCA)  of  the   Institute  of
                                        Chartered  Accountants  of  Ontario  in
                                        1988.   He   also   has  an   Honourary
                                        Doctorate    of   Law   from    Queen's
                                        University.
                                        Tom is a director  of BCE Inc.,  Loblaw
                                        Companies  Limited,  Adecco  S.A.,  and
                                        Ontario  Teachers'  Pension Plan Board.
                                        He is also  Vice  Chair of the Board of
                                        Governors of Queen's  University  and a
                                        director of St. Michael's Hospital.


FRANCIS M. SAVILLE, Q.C.                Francis Saville, 67, Chair of the Board
CALGARY, ALBERTA, CANADA                of Nexen, is counsel with Fraser Milner
                                        Casgrain LLP, Barristers and Solicitors.
Independent                             He joined the firm in 1965  and  had an
Director since May 10, 1994             extensive  practice  in  the  areas  of
Board Chair since April 27, 2005        energy  and  environmental law, as well
                                        as municipal law and land-use planning.
                                        He specialized in  representing  energy
                                        corporations        in       regulatory
                                        applications.
                                        Mr.  Saville  has a  Bachelor  of  Arts
                                        Degree  and a Bachelor  of Laws  Degree
                                        from the  University  of Alberta and he
                                        was  appointed  a  Queen's  Counsel  in
                                        1984.

RICHARD M. THOMSON, O.C.                Dick Thomson, 72, is a  retired banking
TORONTO, ONTARIO, CANADA                executive.  He  was  with  the Toronto-
                                        Dominion  Bank, one of Canada's largest
Independent                             banks,  since  1957, as Chair from 1978
Director since December 16, 1997        until  his  retirement  in  1998.
Corporate Governance and                Mr. Thomson holds a Masters of Business
Nominating Committee Chair since        Administration  from  Harvard  Business
April 27, 2005                          School  and  a  Bachelor  of  Arts  and
Audit Committee Financial Expert        Science  in  Engineering  from the Uni-
                                        versity of Toronto. He is an Officer of
                                        the Order of Canada.
                                        Dick  is  a  director  of  The  Thomson
                                        Corporation and Trizec  Properties Inc.
                                        He is also a member of the board of the
                                        Multiple Sclerosis  Scientific Research
                                        Foundation.


JOHN M. WILLSON                         John Willson, 66,  is retired President
VANCOUVER, BRITISH COLUMBIA,            and CEO of Placer Dome Inc., a position
CANADA                                  he held from  January 1993 to September
                                        1999.  He  was President  and   CEO  of
Independent                             Pegasus  Gold Inc. from January 1989 to
Director since December 17, 1996        December  1992  and  was  with  Cominco
Compensation and Human Resources        Limited  prior  to   that.  During  his
Committee Chair since October 26,       career,  he worked in  Ghana,  Montana,
1999                                    Washington State, British Columbia, the
                                        Northwest Territories and Greenland.
                                        Mr.  Willson was raised and educated in
                                        Portugal  and   England.   He  holds  a
                                        Bachelors  Degree and Masters Degree in
                                        Mining   Engineering   from  the  Royal
                                        School of Mines,  University of London,
                                        England.
                                        John  is a  director  of  Aber  Diamond
                                        Corporation, Finning International Inc.
                                        and Pan American Silver Corporation. He
                                        is  also  a  member  of  the  board  of
                                        Transparency  International  Canada and
                                        the YMCA of Greater Vancouver.


VICTOR J. ZALESCHUK                     Vic  Zaleschuk,  62,   is  the  retired
CALGARY, ALBERTA, CANADA                President and CEO of Nexen,  a position
                                        he  held  from  June 1, 1997 to May 31,
Independent                             2001.  He joined Nexen in 1986,  as the
Director since June 1, 1997             company was  developing  operations  in
                                        Yemen and expanding  its  international
                                        strategy. Prior to Nexen he worked with
                                        Co-Enerco, Dome Petroleum Ltd., Siebens
                                        Oil & Gas Ltd.  and  Hudson's Bay Oil &
                                        Gas Ltd.
                                        Mr.   Zaleschuk  holds  a  Bachelor  of
                                        Commerce  Degree from the University of
                                        Saskatchewan  and was  designated  as a
                                        Chartered  Accountant  in 1967.
                                        Vic is Chair of Cameco  Corporation and
                                        a director of Agrium Inc.

OTHER PUBLIC COMPANY DIRECTORSHIPS/COMMITTEE APPOINTMENTS

All public company directorships and committee appointments of current directors are set out below. Currently, no Nexen director serves on the board of any other public company with any other Nexen director.

              OTHER PUBLIC                                LISTING
DIRECTOR      COMPANY DIRECTORSHIPS                       EXCHANGE    COMMITTEE APPOINTMENTS
--------      ---------------------                       --------    ----------------------

Fischer       None                                                    None

Flanagan(1)   Canexus Income Fund (Chair)                 TSX         None
              NAL Oil & Gas Trust                         TSX         Audit Committee
                                                                      Reserves Committee

Hentschel     Cimarex Energy Co.                          NYSE        Governance Committee

Jackson       Cordero Energy Inc.                         TSX         Chair, Human Resources and Governance Committee
              TransCanada Corporation (Chair)(2)          TSX         None(3)
              TransCanada PipeLines Limited (Chair)(2)    TSX         None(3)

Jenkins       None                                                    None

Newell        Canfor Corporation                          TSX         Chair, Corporate Governance Committee
                                                                      Capital Expenditure Committee
                                                                      Environmental, Health and Safety Committee
                                                                      Management Resources and Compensation Committee

O'Neill       Adecco S.A.                                 NYSE        Audit Committee
              BCE Inc.                                    TSX         Chair, Audit Committee
              Loblaw Companies Limited                    TSX         Chair, Audit Committee

Saville       None                                                    None

Thomson       The Thomson Corporation                     TSX         Audit Committee
                                                                      Human Resources and Compensation Committee
              Trizec Properties Inc.                      NYSE        Chair, Audit Committee
                                                                      Nominating and Corporate Governance Committee

Willson       Aber Diamond Corporation                    TSX         Chair, Human Resources and Compensation
                                                                      Committee
                                                                      Corporate Governance Committee
              Finning International Inc.                  TSX         Chair, Environment, Health and Safety Committee
                                                                      Human Resources and Compensation Committee
              Pan American Silver Corporation             TSX         Chair, Compensation Committee
                                                                      Audit Committee
Zaleschuk     Agrium Inc.                                 TSX         Audit Committee
                                                                      Compensation Committee
              Cameco Corporation (Chair)                  TSX         Audit Committee
                                                                      Human Resources and Compensation Committee
                                                                      Nominating, Governance and Risk Committee
                                                                      Safety, Health and Environment Committee
                                                                      Reserves Oversight Committee

Notes:

(1) Mr. Flanagan was a director of Elek-Tek Inc., a U.S. public computer retailing company that was subject to bankruptcy proceedings in 1998.

(2)  Board meetings for these two companies are held at the same time.

(3)  Mr. Jackson is a non-voting member of all committees.

INDEPENDENCE AND BOARD COMMITTEES

Director independence was affirmatively determined by the Board in reference to our Categorical Standards for Director Independence (Categorical Standards), which were adopted on February 13, 2003, last amended on February 17, 2006 and are attached as Schedule "C" to this Circular. Our Categorical Standards meet or exceed the requirements set out in SEC rules and regulations, the SARBANES-OXLEY ACT OF 2002 (Sarbanes-Oxley), the NYSE rules, NATIONAL POLICY 58-201 -- CORPORATE GOVERNANCE GUIDELINES, MULTILATERAL INSTRUMENT 52-110 -- AUDIT COMMITTEES and applicable provisions of NATIONAL INSTRUMENT 51-101 -- STANDARDS OF DISCLOSURE FOR OIL AND GAS ACTIVITIES.

The table below sets out committee memberships and whether or not each director has been determined by the Board to be independent.

Mr.  Saville,  a director,  was a senior partner of Fraser Milner Casgrain LLP
(FMC), Barristers and Solicitors, Calgary, Alberta until the end of January, 2004. Since February 1, 2004 he has been counsel with the firm. FMC has rendered legal services to Nexen during each of the last five years. Mr. Saville neither solicits nor participates in the services rendered to Nexen and does not receive any portion or percentage of the fees paid by Nexen to FMC. He is an independent director pursuant to our Categorical Standards.

Of the two non-independent directors:

        o Mr. Newell is not independent because a Nexen officer sits on the compensation committee of Syncrude, where Mr. Newell was formerly CEO. If circumstances remain the same, Mr. Newell will be independent after January 2, 2007 (three years after his retirement from Syncrude).

        o Mr. Fischer is not independent as he is the President and CEO of Nexen.

                                                           COMMITTEES (NUMBER OF MEMBERS)

                                                           CORPORATE                                   SAFETY,
                          AUDIT AND     COMPENSATION        GOVERNANCE                               ENVIRONMENT
                          CONDUCT        AND HUMAN             AND                     RESERVES     AND SOCIAL
DIRECTORS               REVIEW(1)(2)   RESOURCES(1)(3)     NOMINATING(1)     FINANCE   REVIEW(4)   RESPONSIBILITY
---------               ------------   ---------------     -------------     -------   ---------   --------------
                            (6)             (6)                (6)              (7)       (7)            (7)
                                         Independent Outside Directors
                                         -----------------------------
Flanagan(5)                 X                                  X               X        CHAIR

Hentschel(5)                X               X                                              X              X

Jackson(6)                  X               X                                              X          CHAIR

Jenkins(5)(6)               X                                  X            CHAIR                         X

O'Neill(5)(7)            CHAIR                                 X                           X              X

Saville                                     X                  X               X                          X

Thomson(5)                  X               X               CHAIR              X

Willson                                  CHAIR                                 X           X             X

Zaleschuk                                   X                  X               X           X


                                       Outside Director -- Not Independent
                                       -----------------------------------

Newell                                                                         X            X             X


                                     Management Director -- Not Independent
                                     --------------------------------------

Fischer

Notes:

(1) All members of the Audit and Conduct Review Committee, Corporate Governance and Nominating Committee, and Compensation and Human Resources Committee are independent. All members of the Audit and Conduct Review Committee are independent under additional regulatory requirements for audit committee members.

(2) Experience of the members of the Audit and Conduct Review Committee that indicates an understanding of the accounting principles used by Nexen to prepare its financial statements is shown in their biographies on pages 10 to 13.

(3) Composition of the Compensation and Human Resources Committee has not changed since the beginning of the most recently completed financial year.

(4)     A majority of the Reserves Review Committee members is independent.

(5)     An audit committee financial expert under U.S. regulatory requirements.

(6) Mr. Jackson and Mr. Jenkins were appointed to the Audit and Conduct Review Committee on April 27, 2005, but pursuant to the Committee mandate automatically ceased to be members when, in each case, his child was a summer student who received employment income from Nexen in the summer of 2005. Both were reappointed on February 16, 2006, as they were again independent for audit committee purposes.

(7) The Board has considered the circumstances of Mr. O'Neill's service on four public company audit committees including Nexen's. Mr. O'Neill is retired and holds neither a full nor part-time employee position. His only commitments are to the boards and committees on which he serves. Mr. O'Neill was a chartered accountant for more than 30 years, having joined the audit firm of Price Waterhouse (now part of
        PricewaterhouseCoopers LLP) in 1967. Accordingly, the Board has determined that service as an audit committee member on three other public companies does not impair Mr. O'Neill's ability to serve on Nexen's Audit and Conduct Review Committee.


BOARD AND COMMITTEE MEETINGS HELD AND ATTENDANCE

The table below sets out attendance for 2005. In addition, all directors attended regularly scheduled Board and Committee meetings held on February 16 and 17, 2006. A special Board meeting was held on January 16, 2006, at which Mr. Newell and Mr. O'Neill were absent. All Committee members attended the special meeting of the Audit and Conduct Review Committee held on February 2, 2006. A special meeting of the Reserves Review Committee was held on February 3, 2006, at which meeting Mr. Newell was absent.

Nexen does not have an executive committee of the Board.

                  BOARD(1)    AUDIT AND   COMPENSATION   CORPORATE    FINANCE     RESERVES     SAFETY,       AD HOC       OVERALL
               (10 MEETINGS)   CONDUCT     AND HUMAN     GOVERNANCE (8 MEETINGS)   REVIEW    ENVIRONMENT       IPO      ATTENDANCE
                               REVIEW      RESOURCES        AND                 (4 MEETINGS)  AND SOCIAL    DIRECTOR
                            (7 MEETINGS)  (6 MEETINGS)   NOMINATING                         RESPONSIBILITY  SEARCH(2)
                                                        (6 MEETINGS)                         (6 MEETINGS)  (5 MEETINGS)
                ----------- ------------  ------------  ------------ ----------  ---------- --------------  ---------- -----------
NAME             #      %      #      %      #      %      #      %     #      %     #      %      #      %      #     %         %
Fischer(3)       10    100                                                                                                     100

Flanagan        9(4)    90     7     100                   6     100    8     100    4     100                                  98
                                                                                          CHAIR

Hentschel(5)     10    100     6      86     6     100                               4     100     6     100                    97

Jackson          10    100    3/3  100(6)    6     100                               4     100   5(7)     83                    97
                                                                                                        CHAIR

Jenkins         9(4)    90    2/2  100(6)                 5(4)    83   7(4)    88                5(4)     83                    88
                                                                             CHAIR

Newell          9(8)    90                                             7(8)    88    3(8)   75    4(8)    67                    80

O'Neill(5)        9     90     7     100                   6     100                 4     100     6      83     4     80       95
                                    CHAIR

Saville          10    100                   6     100     6     100    8     100                  6     100     5    100      100
                      CHAIR                                                                                          CHAIR

Thomson(5)       10    100     7     100     6     100     6     100    8     100                                4     80       97
                                                                CHAIR

Willson(5)        9     90                   6     100                  8     100    4     100     6     100                    98
                                                  CHAIR

Zaleschuk        10    100                   6     100     6     100    8     100    4     100                   5    100      100

Notes:

(1) There were five regularly scheduled and five special Board meetings. All directors attended every regularly scheduled Board meeting. One resolution in writing of the Board was passed in 2005. A resolution in writing must be executed by all of the directors entitled to vote on a matter.

(2) An Ad Hoc IPO Director Search Committee was formed in 2005 to find and recruit directors for the potential spin-offs of part of the Canadian Oil and Gas division and the Chemicals division into income trusts. The Committee successfully recruited directors for the Canexus Income Fund and was formally disbanded on October 12, 2005.

(3)     Mr. Fischer is not a member of any Committee of the Board.

(4) The director did not attend the meeting because the agenda included asset dispositions to which the director was potentially an interested party.

(5) The director was unable to attend a special meeting. Directors unable to attend special meetings were briefed in advance of the meeting on the business to be considered. The director's views were communicated to the meeting and the director indicated agreement with the resolutions proposed and ultimately passed.

(6) Was not a member of the Audit and Conduct Review Committee for the entire year.

(7) Mr. Jackson was unable to attend a regularly scheduled meeting due to meeting schedule conflicts.

(8) Mr. Newell was out of the country and unavailable to participate by telephone conference call.

LOANS TO DIRECTORS

As set out in the Corporate Governance Policy, attached as Schedule "B", Nexen does not make loans to its directors and there are no loans outstanding from Nexen to any of its directors.


DIRECTORS' LIABILITY INSURANCE

Nexen maintains a directors' and officers' liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of U.S. $130 million with a U.S. $5 million deductible per occurrence. The cost of coverage for 2005 was approximately U.S. $0.9 million.


MEETINGS WITHOUT MANAGEMENT

The Board and all Board Committees hold meetings chaired by the appointed Board or Committee Chair and without Management present at each regularly scheduled meeting and at certain special meetings. Beginning in December 2004 all Board Committees began meeting without Management at each regularly scheduled meeting, reflecting best governance practices. There were 35 meetings without Management in 2005 and nine meetings without Management from January 1, to March 10, 2006. The number of meetings in 2005 was:

                                                              MEETINGS IN 2005
                                                              ----------------
BOARD/COMMITTEE                                              REGULAR   SPECIAL
------------------------------------------------------------------------------
Board                                                              5         5
------------------------------------------------------------------------------
Audit and Conduct Review Committee                                 5         2
------------------------------------------------------------------------------
Compensation and Human Resources Committee                         5         1
------------------------------------------------------------------------------
Corporate Governance and Nominating Committee                      5         1
------------------------------------------------------------------------------
Finance Committee                                                  5         3
------------------------------------------------------------------------------
Reserves Review Committee                                          3         1
------------------------------------------------------------------------------
Safety, Environment and Social Responsibility Committee            5         1
------------------------------------------------------------------------------

DIRECTOR COMPENSATION

In December 2005, all director compensation was reviewed and confirmed at the then-current levels, except for an additional annual fee of $14,400 for the Chair of the Audit and Conduct Review Committee. The additional amount reflects the complex duties of the position. Nexen reimburses the directors for out-of-pocket expenses incurred to attend meetings. Directors are paid meeting fees for attending meetings either in person or by telephone conference call. From January 1, 2006, all directors who are not employees are paid:

-------------------------------------------------------------------------------
Annual Board Chair Retainer                                            $150,000
-------------------------------------------------------------------------------
Annual Board Retainer                                                   $28,100
-------------------------------------------------------------------------------
Annual Committee Retainer                                                $9,100
-------------------------------------------------------------------------------
Annual Committee Chair Retainer                                          $5,300
-------------------------------------------------------------------------------
Annual Audit and Conduct Review Committee Additional Chair Retainer(1)  $14,400
-------------------------------------------------------------------------------
Board and Committee Meeting Fees (per meeting attended)                  $1,800
-------------------------------------------------------------------------------

Note:

(1) The total annual retainer paid to the Chair of the Audit and Conduct Review Committee is $28,800 and includes the Annual Committee Retainer, the Annual Committee Chair Retainer and the Annual Audit and Conduct Review Committee Additional Chair Retainer.

Annual Board and Committee retainers are paid quarterly, in advance, and are pro-rated for partial service, if appropriate. This table sets out the full dollar value of retainers and fees for 2005, whether received in cash or Deferred Share Units. All payments were received in cash unless otherwise noted. See "Deferred Share Units" for DSUs granted as directors' performance-based compensation.

                 ANNUAL BOARD  ANNUAL COMMITTEE   ANNUAL COMMITTEE   BOARD MEETING   COMMITTEE     TOTAL FEES     TOTAL FEES
                   RETAINER    RETAINERS/NUMBER     CHAIR RETAINER        FEES      MEETING FEES      PAID         CREDITED
                                 OF COMMITTEES                                                       IN CASH        IN DSUS
                 ------------  ----------------   ----------------   -------------   ---------     ----------     ----------
Fischer(1)              N/A                N/A                N/A            N/A           N/A           N/A            N/A

Flanagan            $28,100          $36,400/4             $5,300        $16,200       $45,000      $131,000             --

Hentschel            28,100           36,400/4              1,325         18,000        39,600       123,425             --

Jackson(2)           28,100           31,887/4              5,300         18,000        32,400       115,687             --

Jenkins(2)           28,100           30,317/4              5,300         16,200        34,200       114,117             --

Newell(3)            28,100           27,300/3                 --         16,200        25,200            --        $96,800

O'Neill              28,100           36,400/4              3,975         16,200        48,600       133,275             --

Saville(4)          140,600           36,400/4              1,325         18,000        55,800       252,125             --

Thomson(3)(4)        76,314           36,400/4              3,597         18,000        55,800            --       $190,111

Willson              28,100           36,400/4              5,300         16,200        43,200       129,200             --

Zaleschuk            28,100           36,400/4                 --         18,000        52,200       134,700             --

TOTAL              $441,714           $344,304            $31,422       $171,000      $432,000    $1,133,529       $286,911

Notes:

(1) As an executive of Nexen, Mr. Fischer is not paid retainers or meeting fees.

(2) Audit and Conduct Review Committee retainer fees were pro-rated to May 2, 2005 for Mr. Jenkins and to July 4, 2005 for Mr. Jackson, the respective dates they ceased to be members of the Committee.

(3)     Details of DSU holdings are set out in the table on page 19.

(4) Mr. Saville was appointed Chair of the Board on April 27, 2005, and Mr. Thomson stepped down as Chair of the Board on the same date. Their retainers were pro-rated. Mr. Thomson continues to serve as a director.


DEFERRED SHARE UNITS

In 2001, a Deferred Share Unit (DSU) plan was approved as an alternative form of compensation for non-executive directors. Under the plan, eligible directors may elect annually to receive all or part of their fees as DSUs, rather than cash. A DSU is a bookkeeping entry that tracks the value of one Nexen common share. On the date cash dividends are paid on Nexen common shares, eligible directors are credited with additional DSUs. The number of DSUs is calculated by dividing the total amount of the dividends that would have been paid if the DSUs on account were common shares by the fair market value on the dividend payment date. DSUs are not paid out until the director leaves the Board, providing an ongoing stake in Nexen during the director's term of service. Payments of DSUs may be made in cash or in Nexen common shares purchased on the open market at the time of payment, at Nexen's option.

In 2003, the Board adopted a policy stating that non-executive directors would no longer be granted stock options and non-executive directors are not eligible to receive options under the Tandem Option Plan. DSUs have since been employed as an alternate type of performance-based compensation. In December 2005, all directors who were not employees of Nexen were granted 2,100 DSUs, except for the Board Chair, who was granted 3,200 DSUs. The values of the grants were $114,597 and $174,624, respectively, at the closing market price of Nexen common shares on the TSX on December 5, 2005 of $54.57.


SHARE OWNERSHIP GUIDELINE FOR DIRECTORS

The Board believes it is important that directors demonstrate their commitment to Nexen's growth through share ownership. The Board has approved a guideline setting out that directors are expected to own or control at least 6,000 shares (DSUs count towards share ownership) to be accumulated over three years. Specific arrangements may be made when a qualified candidate might be prevented from serving by this guideline. The guideline is reviewed by the Board from time to time.

Ownership can be achieved by purchasing common shares, participating in the Nexen Dividend Reinvestment Plan or directing retainer fees into DSUs. All directors meet the ownership requirement.


DIRECTORS' EQUITY OWNERSHIP AND CHANGES FROM MARCH 10, 2005 TO MARCH 10, 2006

                      EQUITY OWNERSHIP AT             EQUITY OWNERSHIP AT        NET CHANGE IN EQUITY OWNERSHIP
                       MARCH 10, 2005(1)                MARCH 10, 2006
                  --------------------------     ----------------------------    -----------------------------
DIRECTOR          SHARES   OPTIONS(2)   DSUS     SHARES    OPTIONS(2)    DSUS     SHARES     OPTIONS   DSUS(3)   "EQUITY AT
--------          ------   ----------   ----     ------    ----------    ----     ------     -------   -------   ----------
                                                                                                                  RISK"(4)
Fischer(5)        71,614    1,526,000     N/A     74,620    1,610,000       N/A  3,006(6)   84,000(7)      N/A    $4,543,612

Flanagan          12,002       13,630   8,450     12,002       13,630    10,591         0           0    2,141    $1,375,688

Hentschel         11,314       74,000   8,450     11,354       74,000    10,589     40(6)           0    2,139    $1,336,109

Jackson           12,000       24,000   8,450     12,000       24,000    10,813         0           0    2,363    $1,389,084

Jenkins            6,136       41,000  14,918      6,154       41,000    17,088     18(6)           0    2,170    $1,415,205

Newell             6,000          N/A  11,804      6,000          N/A    16,284         0         N/A    4,480    $1,356,873

O'Neill            8,000       11,000  13,356      8,000       11,000    15,519         0           0    2,163    $1,432,072

Saville           20,800       59,502   8,450     20,800       39,132    11,692         0    (20,370)    3,242    $1,978,438

Thomson           46,002      111,200  15,560     46,002      111,200    22,817         0           0    7,257    $4,190,389

Willson           14,002       33,666  14,628     14,002        3,666    16,797         0    (30,000)    2,169    $1,875,351

Zaleschuk         31,350      144,000   8,450     31,410      144,000    10,591     60(6)           0    2,141    $2,557,441

Notes:

(1) As disclosed in Nexen's management proxy circular dated March 10, 2005 and adjusted to account for Nexen's share split on May 10, 2005 (TSX) and on May 18, 2005 (NYSE).

(2)     Total options granted and unexercised, whether vested or unvested.

(3)     Amounts   include   December   2005   grants  of  2,100  DSUs  to  each
        non-executive director, except for Mr. Saville who was granted 3,200 DSUs as Board Chair.

(4) Equity at Risk is shown as at March 10, 2006 and is the market value of common shares and DSUs owned by the director, excluding options.

(5) Mr. Fischer's options are granted as executive compensation, not director compensation.

(6)     Accumulations  under  Dividend  Reinvestment  Plan or Employee  Savings
        Plan.

(7) Includes December 6, 2005 grant of 200,000 options and exercise of 116,000 options since March 10, 2005.

DIRECTORS' OUTSTANDING OPTION HOLDINGS AND VALUE OF IN-THE-MONEY OPTIONS(1)

                                                                        VESTED AND UNVESTED         VESTED OPTIONS AT
                                                                             OPTIONS AT               MARCH 10, 2006
                                                                           MARCH 10, 2006
                                                                       ---------------------     ----------------------
NAME           DATE GRANTED   EXPIRY DATE   GRANT        NUMBER OF     NUMBER       VALUE(3)      NUMBER       VALUE(3)
               (DD/MM/YYYY)   (DD/MM/YYYY)  PRICE(2)      OPTIONS                     ($)                        ($)
                                              ($)         GRANTED(2)
----           ------------   -----------   -----        ---------     ------      ---------     -------       --------
Fischer(4)     21/02/1997     20/02/2007    11.900         60,000      60,000      2,939,400      60,000      2,939,400

               14/05/1997     13/05/2007    14.000         40,000      40,000      1,875,600      40,000      1,875,600

               27/02/1998     26/02/2008    14.150         80,000      80,000      3,739,200      80,000      3,739,200

               15/12/1998     14/12/2008     8.925        100,000     100,000      5,196,500     100,000      5,196,500

               14/12/1999     13/12/2009    13.625        140,000     140,000      6,617,100     140,000      6,617,100

               12/12/2000     11/12/2010    18.050        140,000     140,000      5,997,600     140,000      5,997,600

               11/12/2001     10/12/2006    15.585        150,000     150,000      6,795,750     150,000      6,795,750

               10/12/2002     09/12/2007    16.965        200,000     200,000      8,785,000     200,000      8,785,000

               09/12/2003     09/12/2008    21.750        200,000     200,000      7,828,000     134,000      5,244,760

               07/12/2004     07/12/2009    25.435        300,000     300,000     10,636,500     102,000      3,616,410

               06/12/2005     06/12/2010    54.570        200,000     200,000      1,264,000           0              0

Total                                                   1,610,000   1,610,000    $61,674,650   1,146,000    $50,807,320

Flanagan       12/12/2000     12/11/2010    18.050         30,000      10,000        428,400      10,000        428,400

               12/10/2002      12/9/2007    16.965         11,000       3,630        159,448       3,630        159,448

Total                                                      41,000      13,630       $587,848      13,630       $587,848


Hentschel      12/14/1999     12/13/2009    13.625         20,000      20,000        945,300      20,000        945,300

               12/12/2000     12/11/2010    18.050         30,000      30,000      1,285,200      30,000      1,285,200

               12/11/2001     12/10/2006    15.585         13,000      13,000        588,965      13,000        588,965

               12/10/2002      12/9/2007    16.965         11,000      11,000        483,175      11,000        483,175

Total                                                      74,000      74,000     $3,302,640      74,000     $3,302,640


Jackson        12/11/2001     12/10/2006    15.585         13,000      13,000        588,965      13,000        588,965

               12/10/2002      12/9/2007    16.965         11,000      11,000        483,175      11,000        483,175

Total                                                      24,000      24,000     $1,072,140      24,000     $1,072,140


Jenkins        12/12/2000     12/11/2010    18.050         30,000      30,000      1,285,200      30,000      1,285,200

               12/10/2002      12/9/2007    16.965         11,000      11,000        483,175      11,000        483,175

Total                                                      41,000      41,000     $1,768,375      41,000     $1,768,375


Newell(5)         --             --            --          --              --            --             --            --


O'Neill        12/10/2002      12/9/2007    16.965         11,000      11,000        483,175      11,000        483,175

Total                                                      11,000      11,000       $483,175      11,000       $483,175


Saville        12/14/1999     12/13/2009    13.625         20,000       5,502        260,052       5,502        260,052

               12/12/2000     12/11/2010    18.050         30,000      30,000      1,285,200      30,000      1,285,200

               12/10/2002      12/9/2007    16.965         11,000       3,630        159,448       3,630        159,448

Total                                                      61,000      39,132     $1,704,700      39,132     $1,704,700

Thomson        12/14/1999     12/13/2009    13.625         30,000      30,000      1,417,950      30,000      1,417,950

               12/12/2000     12/11/2010    18.050         45,000      45,000      1,927,800      45,000      1,927,800

               12/11/2001     12/10/2006    15.585         19,600      19,600        887,978      19,600        887,978

               12/10/2002      12/9/2007    16.965         16,600      16,600        729,155      16,600        729,155

Total                                                     111,200     111,200     $4,962,883     111,200     $4,962,883


Willson        12/10/2002      12/9/2007    16.965         11,000       3,666        161,029       3,666        161,029

Total                                                      11,000       3,666       $161,029       3,666       $161,029


Zaleschuk      12/12/2000     12/11/2010    18.050     200,000(6)     120,000      5,140,800     120,000      5,140,800

               12/11/2001     12/10/2006    15.585         13,000      13,000        588,965      13,000        588,965

               12/10/2002      12/9/2007    16.965         11,000      11,000        483,175      11,000        483,175

Total                                                     224,000     144,000     $6,212,940     144,000     $6,212,940

Notes:

(1)     This table excludes grants that have been fully exercised.

(2) Grant price and number of options granted have been adjusted to account for Nexen's share splits.

(3) The difference between the market value of Nexen common shares on March 10, 2006 of $60.89 and the grant price of the options, multiplied by the number of options at March 10, 2006.

(4) Mr. Fischer's options are granted as executive compensation, not director compensation.

(5) Mr. Newell joined the Board after options were discontinued for non-executive directors.

(6) Mr. Zaleschuk was granted these options as executive compensation, not director compensation.

AUDIT AND CONDUCT REVIEW COMMITTEE REPORT

The Audit and Conduct Review Committee is directly responsible for the appointment (subject to shareowner approval), compensation and oversight of the independent auditor. The independent auditor reports directly to the Committee. The Committee has a clear understanding with the independent auditor that they must maintain an open and transparent relationship with the Committee and that the ultimate accountability of the independent auditor is to the Committee, as representatives of the shareowners.

The Committee is comprised of six independent directors, and its primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareowners and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that Management has established; (v) performance of the internal and external audit process and of the independent auditors; and, (vi) implementation and effectiveness of the Ethics Policy and the compliance programs under the Ethics Policy.

Management is responsible for Nexen's internal controls and financial reporting process. The independent auditor is responsible for performing and reporting on an independent audit of Nexen's consolidated financial statements in accordance with generally accepted auditing standards. The independent auditor also performs and reports on an independent audit of Nexen's internal control over financial reporting in accordance with the standards of the U.S. Public Company Accounting Oversight Board. The Committee's responsibility is to monitor and oversee these processes.

In connection with Its responsibilities, the Committee:

         o Met with Management and the independent auditor to review and discuss the December 31, 2005 consolidated financial statements

         o Discussed with the independent auditor the matters required by Canadian regulators according to Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants "Communications with Those Having Oversight Responsibility for the Financial Reporting Process" and by U.S. regulators according to the Statement on Auditing Standards No. 61 "Communication with Audit Committees" issued by the American Institute of Certified Public Accountants

         o    Received  written   disclosures  from  the  independent   auditor
              required by the SEC according to the Independence Standards Board Standard No. 1 "Independence Discussions with Audit Committees"

         o    Discussed with the independent auditor that firm's independence

         o Oversaw the progress of the Section 404 Sarbanes-Oxley compliance activities undertaken by both Management and the independent auditor to report on the effectiveness of internal control over financial reporting as at December 31, 2005


AUDIT PARTNER ROTATION

In compliance with applicable law, it is our policy that the lead audit partner of our independent auditor will be replaced every five years.


SECTION 404 OF SARBANES-OXLEY

Nexen is a voluntary filer of Form 10-K in the U.S. and, because of this, has been required to comply with the requirements of Section 404 of Sarbanes-Oxley since December 31, 2004. Management is responsible for establishing and maintaining adequate internal control over financial reporting. During 2005 Management evaluated the effectiveness of our internal control over financial reporting and concluded that it was effective as of December 31, 2005. This assessment was documented and made available to and audited by the independent auditor. The report of the independent auditor is included in our Form 10-K for the year ended December 31, 2005.

FEES BILLED BY DELOITTE & TOUCHE LLP

                                                                                                         PERCENTAGE OF TOTAL FEES
TYPE OF FEE                                                    BILLED IN 2004       BILLED IN 2005            BILLED IN 2005
-----------                                                    --------------       --------------       ------------------------
Audit Fees
 o For the audit of Nexen's consolidated financial                $1,041,000              $806,500(1)
               statements included in our Annual Report on
               Form 10-K
 o For the first, second and third quarter reviews of                $45,000               $69,000
               Nexen's consolidated financial statements
               included in Form 10-Qs
 o For comfort letters and submissions to commissions                 $9,500              $149,000
 o For the audit of internal control over financial                 $630,000             1,269,000(2)
               reporting

Total Audit Fees                                                  $1,725,500            $2,293,500                    66%

Audit-Related Fees
 o For the annual audits and quarterly reviews of our               $296,000              $466,500
               subsidiary financial statements and
               employee benefit plans
 o For audit-related work in connection with acquisitions                NIL              $391,000
               and diverstitures

Total Audit-Related Fees                                            $296,000              $857,500                    25%

Tax Fees
 o For tax return preparation assistance and tax-related             $60,000              $234,000
consultation

Total Tax Fees                                                       $60,000              $234,000                     7%

All Other Fees                                                           Nil               $66,000(3)                  2%

TOTAL ANNUAL FEES                                                 $2,081,500            $3,451,000                   100%

Notes:

(1) Consisting of $336,500 to complete the 2004 audit and $470,000 to commence the 2005 audit.

(2) Consisting of $549,000 to complete the 2004 audit and $720,000 to commence the 2005 audit.

(3) Annual renewal fees for an upstream information database used in our U.K. office.


AUDIT AND CONDUCT REVIEW COMMITTEE APPROVAL

Before Deloitte & Touche LLP is engaged by Nexen or its subsidiaries to render audit or non-audit services, the engagement is approved by the Committee. All audit-related, tax and other services provided by Deloitte & Touche LLP since May, 6, 2003, have been approved by the Committee.


GENERAL

The Committee considered and is of the view that the provision of services by Deloitte & Touche LLP described in "All Other Fees" above is compatible with maintaining that firm's independence.

Based on the Committee's discussions with Management and the independent auditors, and its review of the representations of Management and the independent auditors, the Committee recommended that the Board include the audited consolidated financial statements in Nexen's Annual Report on Form 10-K for the year ended December 31, 2005.

Submitted on behalf of the Audit and Conduct Review Committee:

                      Tom O'Neill, Chair
                      Dennis Flanagan
                      Dave Hentschel
                      Barry Jackson
                      Kevin Jenkins
                      Dick Thomson

COMPENSATION AND HUMAN RESOURCES COMMITTEE REPORT

The Compensation and Human Resources Committee is comprised of six independent directors, and its primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) CEO and executive Management compensation; and, (iii) executive Management succession and development.

The Committee oversees Nexen's annual incentive plan, Tandem Option (TOP) Plan, Stock Appreciation Rights (STARs) Plan and Pension Plan. It reviews and approves executive Management's recommendations for the annual salaries, bonuses and grants of TOPs and STARs. The Committee reports to the Board and the Board gives final approval to compensation matters.

The Committee evaluates the performance of the CEO and recommends his compensation, which is approved by the independent directors of the Board.


POLICIES OF THE COMMITTEE

Nexen's policies and practices are consistent with and linked to its strategic business objectives and increased shareowner returns. Within that framework, the Committee's goal is to compensate executives based on performance, at a level competitive with the market, in a manner designed to attract and retain a talented leadership team who are focused on managing Nexen's operations, finances and assets.

To ensure competitiveness, Nexen uses compensation surveys to compare our executive compensation practices to peers, primarily major Canadian oil and gas companies and, where relevant, marketing companies. The Committee receives a report annually on CEO compensation from its own independent consultant. The report includes competitive compensation data from a predetermined list of peer companies. The information is used to determine the annual compensation recommendation for the CEO by the Committee.


COMPENSATION OBJECTIVES

Nexen's compensation programs are designed to meet performance and competitiveness objectives. They are pay-for-performance plans, with rewards directly linked to planned performance for Nexen and its divisions. Individual performance and contributions are considered in determining awards. Measures are aligned with financial and non-financial goals and shareowner interests.

Competitiveness is assessed using compensation survey information from peers, including energy companies with whom Nexen competes for talent. We assess total compensation and consider the competitiveness of each component.

Our compensation program has three components: base salary, annual cash incentives and long-term incentives. The Committee's goal is to provide total compensation for experienced top-performing employees between the 50th and 75th percentile as compared with compensation levels of peer companies. Nexen's position compared with the market is reviewed annually.

The following table provides an overview of the three elements:

       COMPONENT              TYPE OF
    OF COMPENSATION         COMPENSATION               ELEMENT                   FORM              PERFORMANCE PERIOD
    ---------------         ------------               -------                   ----              ------------------

         Fixed                 Annual                Base Salary                 Cash                    1 Year

        Variable               Annual           Short-Term Incentive             Cash                    1 Year

                             Long-Term           Long-Term Incentive         TOPs or STARs       Greater than 1 Year(1)

Note:

(1) TOPs and STARs have a five-year term and vest one-third each year of the first three years of the term on the anniversary date of the grant.


PAY MIX

The majority of compensation paid to executives is at-risk-pay to ensure alignment with shareowners. The actual mix varies depending on the ability of the executive to influence short-term and long-term business results, the level and location of the executive and competitive local market practices. The following table summarizes the target weightings of the various compensation components as a percentage of total compensation.

POSITION                         BASE    ANNUAL INCENTIVE   LONG-TERM INCENTIVE


Chief Executive Officer          26%           19%                55%

Chief Financial Officer          33%           19%                48%

Senior Vice Presidents           34%           14%                52%


BASE SALARIES

To determine base salaries, Nexen maintains a framework of job levels based on internal comparability and external market data. Base salary decisions are determined by considering the individual's current and sustained performance, skills and potential.


ANNUAL INCENTIVES

The Board approves annual incentive awards. The Committee determines the total cash available for annual incentive awards by evaluating financial and non-financial criteria, including net income, cash flow and specific goals outlined in a balanced scorecard. Net income and cash flow are commonly used metrics in our industry, and each represents one-quarter of the overall assessment. The remaining one-half of the overall assessment includes qualitative and quantitative targets for growth and operating performance, such as net asset value growth, cost management, safety record, production volumes and reserves growth, among others. Another important measure in the scorecard is the extent to which the operations were conducted in an environmentally safe and socially responsible manner.

The purpose of annual incentives is to provide cash compensation that is at risk and depends on the achievement of business and operating objectives. Individual target award levels increase in relation to job responsibilities so the ratio of at-risk versus fixed compensation is greater for higher levels of Management. Individual awards are intended to reflect a combination of overall Nexen, personal and business unit performance, along with market competitiveness. Annual incentive awards are typically within a range of 0% to approximately 200% of targeted amounts.

The incentive plan is reviewed annually to ensure we continue to attract, motivate, reward and retain the high-performing and high-potential employees needed to achieve Nexen's business objectives, while demonstrating long-term fiscal responsibility to our shareowners.

Consistent with industry practice, we have a separate annual incentive program for our marketing group, which is a profit sharing arrangement.


LONG-TERM INCENTIVES

The Board believes employees should have a stake in Nexen's future and that their interests should be aligned with the interests of our shareowners. To this end, Nexen's contributions to employee savings plans are made in Nexen common shares. In addition, the Committee selects those officers and employees whose decisions and actions can most directly impact business results to participate in the TOPs and the STARs Plans.

Under these Plans, participating officers and employees receive grants of TOPs or STARs as a long-term incentive to increase shareowner value. The STARs Plan was introduced in 2001, and the TOP Plan was introduced in 2004. For employees below mid-level department managers, STARs are typically granted instead of TOPs. Grants have a five-year term and vest one-third each year of the first three years on the anniversary date of the grant. This program is distinct from the annual incentive program and is intended to increase the pay-at-risk component. TOPs do not provide employees the right to vote the shares that are subject to the TOPs.

To determine the number of TOPs and STARs available for distribution, we consider market information on options and other forms of long-term incentives and the dilutive impact of the programs on shareowners. The focus in 2005 was on providing differentiated awards based on performance, potential and retention risk.

Additional information on the TOP Plan is set out in Schedule "E" attached.

TOPS AND STARS GRANTED IN THE LAST THREE YEARS

Neither TOPs nor STARs are issued to non-executive directors.

YEAR                        ISSUED TO      ISSUED TO    PERCENTAGE OF EMPLOYEES    TOTAL NUMBER OF
                            EXECUTIVE      EMPLOYEES       GRANTED TOPS/STARS     TOPS/STARS GRANTED
                            OFFICERS

                                            TOPs
                                            ----

2005                          592,000      2,799,500              20%              3,391,500

2004(1)                     1,022,000      3,202,400              11%              4,224,400

2003(1)                       840,000      2,913,000              11%              3,753,000


                                           STARs
                                           -----

2005                                0      1,443,050              39%              1,443,050

2004(1)                             0      2,608,900              34%              2,608,900

2003(1)                             0      2,033,218              28%              2,033,218

Note:

(1) Numbers of TOPs and STARs granted have been adjusted to account for Nexen's two-for-one share split effective May 10, 2005 (TSX) and May 18, 2005 (NYSE).


NUMBER OF OPTIONS OUTSTANDING AND NUMBER OF SHARES RESERVED FOR ISSUE UNDER THE TOP PLAN

The total TOPs granted and shares reserved for issue under Nexen's stock-based compensation programs, as well as total STARs granted (even though STARs are not dilutive), will not exceed 10% of our total outstanding shares. On March 10, 2006 the number of common shares currently authorized for issue upon the exercise of outstanding options was 14,640,186 or 5.6% of our total outstanding shares; and, common shares reserved for future options totalled 2,163,743 or 0.8% of our total outstanding shares. Accordingly, the total number of common shares the subject of TOPs and reserved for future issues of TOPs as of March 10, 2006 was 16,803,929 or 6.4% of our total outstanding shares.

Effective July 1, 2004 the shareowners approved the conversion of Nexen's previous Stock Option Plan to the TOP Plan. The TOP Plan allows employees to exchange their TOPs for a cash payment, instead of exercising them for shares, if they choose to do so. No shares are issued when employees exchange their TOPs for a cash payment, which reduces further shareowner dilution over time.

 TOTAL OPTIONS/TOPS EXERCISED FOR SHARES OR   OPTIONS/TOPS EXERCISED FOR SHARES IN 2005   TOPS EXCHANGED FOR CASH IN 2005
         EXCHANGED FOR CASH IN 2005                     (PERCENTAGE OF TOTAL)                  (PERCENTAGE OF TOTAL)

                 5,366,976                                 1,823,386 (34%)                        3,543,590 (66%)

PRESIDENT AND CHIEF EXECUTIVE OFFICER COMPENSATION

Competitive compensation information for our President and CEO is determined based on assessments conducted by independent compensation consulting firms that compare similar positions in oil and gas companies. Target total cash compensation (base salary plus incentive bonus) is competitive within the range of the oil and gas comparator group. CEO compensation is approved by the independent directors of the Board.


2004 RESULTS AND COMPENSATION

Based on the Board assessment of Mr. Fischer's achievement of objectives in 2004, his base salary was increased to $1,000,000 in April 2005. He was also awarded a bonus of $900,000 under the annual incentive program, which was 133% of his target bonus.

                                            2004 RESULTS/COMMENTS                            RESULTS
                                            ---------------------                            -------

FINANCIAL PERFORMANCE MEASURES (50%):
-------------------------------------

Net Income (25%)                            Net Income was $793 million                      Exceeded Target

Cash Flow (25%)                             Cash Flow was $1,942 million                     Exceeded Target

OTHER KEY QUALITATIVE AND QUANTITATIVE TARGETS FOR GROWTH AND OPERATION PERFORMANCE (50%):
------------------------------------------------------------------------------------------

Annual Stock Performance                    5% annual rate of return including dividends     Below Target

Reserves Growth                             Reserve life index of 9.2 years                  Met Target

Production Volumes                          250 million barrels of oil equivalent per day    Slightly Below Target

Operating Costs                             Operating costs per unit of $6.15                Below Target

Environment                                 Zero major environmental incidents               Met Target


2005 GOALS

Mr. Fischer's responsibility is to provide direction and leadership in setting and achieving goals, which will create value for Nexen's shareowners in the short term and the long term. More specifically, his goals in 2005 were to:

        o Develop and implement the corporate strategy, balancing short-term growth while positioning Nexen for continued future growth

        o Achieve the targets for cash flow, production, value creation, earnings per share, cash flow per share and reserve replacement as set out in the annual operating plan

        o Maintain financial flexibility and liquidity to support business strategies without undue financial risk for shareowners

        o Achieve operating capital and general and administrative cost performance targets set out in the annual operating plan

        o    Achieve   top-quartile   performance   in  safety,   environmental
             performance and social responsibility

        o    Provide for corporate management succession and development

Mr. Fischer was also granted TOPs to purchase 200,000 TOPs at an exercise price of $54.57 on December 6, 2005. Awards under the TOP Plan are a direct link to share performance and form part of the competitive overall compensation package.

CEO TOTAL COMPENSATION -- THREE-YEAR LOOK-BACK

                                                              TOTAL
                                                           2003 - 2005         2005           2004          2003
                                                           -----------         ----           ----          ----
                                                               ($)              ($)            ($)           ($)

Base Salary                                                  2,547,917        975,000        847,917      725,000

Annual Incentive                                             3,110,000      1,200,000(1)   1,310,000(2)   600,000

CEO Long-Term Compensation

Value of TOPs granted under annual awards(3)                 6,399,490      3,110,490      1,983,000    1,306,000


Total Direct Compensation                                   12,057,407      5,285,490      4,140,917    2,631,000


Perquisites (vehicle allowance)                                 93,600         31,200         31,200       31,200

Total Consideration Paid/Owing to CEO                       12,151,007      5,316,690      4,172,117    2,662,200

Annual Average                                               4,050,336

Annual Pension Service Cost                                  2,668,000        724,000      1,341,000      603,000

Year-End Market Capitalization (in billions)                                     14.5            6.3          5.8

Change over 2003-2005 in Year-End Market Capitalization           249%

Notes:

(1) Includes a $300,000 special bonus for the successful divestitures in 2005.

(2) Includes a $450,000 special bonus for successful completion of the U.K. North Sea Acquisition in 2004.

(3) Estimated fair value of TOPs using the Generalized Black-Scholes option pricing model.

In addition to the information above, in 2006 the Committee reviewed a broader analysis of total CEO pay and shareowner value created from the date Mr. Fischer became CEO.


EXTERNAL RECOGNITION AND VERIFICATION

Nexen was named one of the 100 Top Employers in Canada by MACLEANS magazine and one of Alberta's Top 20 employers by Mediacorp Canada Inc. in 2005.


INDEPENDENT CONSULTANT

The Committee has engaged Mercer Human Resource Consulting (Mercer) to provide market data on CEO and other executive officers' compensation and a technical analysis of the market data in light of Nexen's compensation plans and practices. The decisions made by the Committee are the responsibility of the Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

In addition to this mandate, Mercer provided limited general employee compensation consulting services to Nexen during the year. In 2005, Mercer conducted a compensation practices survey on behalf of Nexen, completed a small research project and a brief review of Nexen's savings plan in the U.K.

For 2005, Mercer received $33,500 for the independent assessment of executive compensation completed on behalf of the Committee and $24,400 for the other services provided to Management. As well, Nexen has participated in a variety of compensation surveys both in Canada and in international locations and has purchased some of the published results.

Submitted on behalf of the Compensation and Human Resources Committee:

                     John Willson, Chair
                     Dave Hentschel
                     Barry Jackson
                     Francis Saville
                     Dick Thomson
                     Vic Zaleschuk

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE REPORT

The Corporate Governance and Nominating Committee is comprised of six independent directors, and its primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and Board Committee appointments; and, (iii) evaluations of the Board, Board Committees, all individual directors, the Board Chair and Committee Chairs, all with a view to ensuring Nexen is "leading edge" in implementing best-in-class corporate governance practices.


PRINCIPLES AND SYSTEMS FOR THE MANAGEMENT OF CORPORATE GOVERNANCE

The Board and Management of Nexen are committed to best practices in corporate governance. This is evidenced in the Committee's annual activities and its further commitment to continuous improvement in governance.

Over the past year, the Committee:

        o Recommended revisions to the annual board performance evaluation to add a 360(0) review of directors through questionnaires and follow-up interviews with senior Management

        o Recommended revisions to the Ethics Policy to simplify the language and clarify complaint and investigation processes

        o Reviewed the current issue of adoption of majority voting standards for the election of directors and, for reasons including Nexen's transparency in disclosure of withheld votes submitted by proxy, determined to continue to monitor the progress of the matter in Canada

        o    Recommended  revisions to the Corporate  Governance  Policy to add
             disclosure  of   compensation   consultant   and  updates  to  the
             Categorical Standards

        o Recommended revised Mandates or Position Descriptions for the Board, Individual Directors, all Board Committees, the Board and Committee Chairs, the CEO, the Chief Financial Officer (CFO) and the Secretary

With the approval of the Committee, Nexen's governance practices are reported in two tables included in Schedule "A" to this Circular. The first table sets out our compliance in regard to NATIONAL INSTRUMENT 58-101 -- DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES and the second sets out our compliance in light of the governance rules of the NYSE.


IDENTIFYING QUALIFIED CANDIDATES FOR BOARD AND COMMITTEE APPOINTMENTS

The Committee reviews the make-up of the Board and Committee appointments of all directors annually and makes recommendations to the Board. The Board is comprised of 11 directors, which is large enough to permit a diversity of views and staff the Committees, without being so large as to detract from efficiency and effectiveness. A skills matrix that sets out the various skills and areas of expertise (Managing / Leading Growth; International; CEO;
Exploration; Human Resources; Oil and Gas; Financial Acumen; Safety, Environment and Social Responsibility; Diversity; and, Marketing) determined to be essential to ensure appropriate strategic direction and oversight is completed by all directors and annually reviewed by the Committee. The skills matrix is used to assist with Board recruitment. Character and behavioural qualities including credibility, integrity and communication skills are also taken into account when recruiting new directors.

The Committee also maintains an evergreen list of potential board directors. The list is comprised of people who the Committee feels would be appropriate to be asked to join the Board if or when they are available to do so and who complement the current skills matrix.

The Committee considers the independence tests set out in the Categorical Standards, together with the skills and preferences of the directors, in making its recommendations.

The Committee's review of the experience of the Board indicates that the current skills mix is appropriate.


EVALUATIONS

The Committee conducts an annual evaluation of the Board, the Committees and individual director performance, including self-evaluations and peer performance evaluations. This year the Committee enhanced the evaluation process with a new 360(0) review of directors as set out above.

EXTERNAL RECOGNITION AND VERIFICATION

Nexen was recognized for its governance practices during 2005, as follows:

        o    First  recipient of the  Governance  Gavel Award for Excellence in
             Director   Disclosure   from  the  Canadian   Coalition  for  Good
             Governance

        o    Continued   perfect   (10.0)   score   from   Governance   Metrics
             International for governance practices and disclosure

        o    Favorable  report on governance  practices  from Moody's  Investor
             Services

Submitted on behalf of the Corporate Governance and Nominating Committee:

                       Dick Thomson, Chair
                       Dennis Flanagan
                       Kevin Jenkins
                       Tom O'Neill
                       Francis Saville
                       Vic Zaleschuk

FINANCE COMMITTEE REPORT

The Finance Committee's primary purpose is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of Nexen.


FINANCIAL POLICIES AND STRATEGIES

One of the most significant annual responsibilities of the Committee is to review and make recommendations to the Board on the financing of Nexen's annual operating plan. Nexen's 2006 annual operating plan, including a proposed capital investment program of $2.9 billion, was approved and disclosed in December after the Committee approved the financing plan.

The Committee also reviews and makes recommendations for the payment of dividends to the holders of Nexen's common shares. Nexen's dividend policy is reviewed regularly by the Committee. During 2005, Nexen paid quarterly dividends of $0.10 per share prior to the two-for-one split of Nexen's common shares and quarterly dividends of $0.05 per share after the split.


FINANCIAL RISK MANAGEMENT PRACTICES

During 2005, in connection with its responsibilities in regard to financial risk management, the Committee:

        o    Regularly   reviewed   Nexen's  finance  and  investor   relations
             management and activities

        o    Received  regular  risk  management   reports   detailing  Nexen's
             marketing and trading operations and key risk exposures

        o    Reviewed the status of Nexen's pension plans

        o    Reviewed Nexen's insurance program


TRANSACTIONS AFFECTING NEXEN'S FINANCIAL PROFILE

The Committee regularly reviews Nexen's financial profile and recommendations from Management to enhance flexibility while retaining an investment grade credit rating. It also reviews financing options for major transactions. During 2005, the Committee recommended Board approval for:

        o    The issue of U.S. $1 billion in 10-year and 30-year notes

        o The disposition of assets, including the establishment of Canexus Income Fund

Proceeds from the debt issuance and asset dispositions were used to repay financing for the acquisition of the U.K. North Sea properties from EnCana Corporation in December 2004.

Submitted on behalf of the Finance Committee:

                         Kevin Jenkins, Chair
                         Dennis Flanagan
                         Eric Newell
                         Francis Saville
                         Dick Thomson
                         John Willson
                         Vic Zaleschuk

RESERVES REVIEW COMMITTEE REPORT

The Reserves Review Committee's primary purpose is to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to the annual review of Nexen's petroleum and natural gas reserves.

In connection with its responsibilities, the Committee performed the following major activities during 2005:

        o    Received   regular   updates   on   reserves-related    regulatory
             developments

        o    Received regular updates on projected annual reserves additions

        o Reviewed the continuing appointment of independent qualified reserves evaluators

        o Reviewed Nexen's process for determining the year-end reserves estimates including procedures for providing information to the independent qualified reserves evaluators

        o Approved having at least 80% of the proved reserves assessed by independent qualified reserves evaluators

        o Assessed the Reserves Policy in light of regulatory developments and best practices

In February 2006, after meeting with Management, the internal qualified reserves evaluator and each of the independent reserves evaluators (including sessions without Management present), the Committee recommended approval of Nexen's annual reserves and oil and gas disclosures to the Audit and Conduct Review Committee and the Board.

Submitted on behalf of the Reserves Review Committee:

                          Dennis Flanagan, Chair
                          Dave Hentschel
                          Barry Jackson
                          Eric Newell
                          Tom O'Neill
                          John Willson
                          Vic Zaleschuk

SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE REPORT

The Safety, Environment and Social Responsibility Committee's primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the "leading edge" in the ongoing institution of best-in-class practices.

The Committee encourages, assists and counsels Management in maintaining and improving performance. During 2005, in connection with its responsibilities, the Committee:

        o Met regularly with Management to review and discuss overall safety, environmental and social responsibility (SESR) performance and statistics; and, review the draft Sustainability Report

        o    Regularly   reviewed   Nexen's  safety,   environment  and  social
             responsibility risk management activities

        o Concluded a review (which began in 2004) of the findings of an independent audit of Nexen's SESR management systems conducted by PricewaterhouseCoopers and progress on recommendations of the audit

        o    Received regular detailed security reviews

The Committee also receives presentations from time to time on a variety of issues such as climate change, access to water and other matters so that members are aware of emerging issues and trends. In 2005, particular issues emphasized included:

        o An update on the implementation of the Kyoto Protocol in Canada and the U.K.

        o Implementation and training related to Nexen's new Alcohol and Drug Policy

        o    A safety review related to the Scott -- Telford U.K. assets


EXTERNAL RECOGNITION AND VERIFICATION

Nexen was recognized for or externally verified its SESR performance during 2005, as follows:

        o Continued inclusion in the Dow Jones Sustainability Index and the Jantzi Social Index

        o The 2004 Sustainability Report was verified through an assurance process involving PricewaterhouseCoopers (selected data review) and an independent, external multistakeholder group including representatives from community, academia, a non-governmental organization, labour and Nexen employees

        o Nexen Petroleum U.S.A. Inc. received the 2004 Safety Award for Excellence from U.S. Minerals Management Service

        o The Canadian Oil and Gas division was awarded the 2005 Canadian Association of Petroleum Producers Stewardship Award of Excellence in the Social Performance category for public consultation work related to the Fort Assiniboine coal bed methane joint venture

        o Received the Alberta Workers Compensation Board Occupational Health & Safety Council 2004 Best Safety Performers Award in 2005

        o Dr. Randy Gossen, Vice President, SESR, was elected President of the World Petroleum Council (WPC) and will serve a three-year term through 2008

        o    Recognized  by  the  WPC  with  an  Excellence   Award  in  Social
             Responsibility for its community relations efforts in Colombia

Submitted  on behalf of the  Safety,  Environment  and  Social  Responsibility
Committee:

                         Barry Jackson, Chair
                         Dave Hentschel
                         Kevin Jenkins
                         Eric Newell
                         Tom O'Neill
                         Francis Saville
                         John Willson

EXECUTIVE OFFICERS


NAMED EXECUTIVE OFFICERS SERVING IN 2006

See page 10 for a biography of Charlie Fischer.


MARVIN F. ROMANOW                           Marvin Romanow, 50,   is  Executive
EXECUTIVE VICE PRESIDENT AND CFO            Vice President and CFO.   Prior  to
CALGARY, ALBERTA, CANADA                    this,  he  was Nexen's CFO and Vice
                                            President, Finance.
                                            He has 25 years  experience  in the
                                            oil and gas  industry  and,  before
                                            coming to Nexen,  was with  Wascana
                                            Energy Inc. He has also held senior
                                            positions      in      engineering,
                                            operations,  finance  and  planning
                                            with   Amoco    Canada   and   Dome
                                            Petroleum.
                                            Marvin  holds a Master of  Business
                                            Administration    Degree    and   a
                                            Bachelor of Engineering Degree with
                                            Great  Distinction,  both  from the
                                            University of Saskatchewan.

DOUGLAS B. OTTEN                            Doug  Otten,  63,  is  Senior  Vice
SENIOR VICE PRESIDENT, UNITED STATES        President, U.S. Oil and Gas and has
OIL AND GAS                                 served   as   President   of  Nexen
DALLAS, TEXAS, UNITED STATES                Petroleum U.S.A. Inc. (our U.S. oil
                                            and gas operating subsidiary) since
                                            1987.  He has  been  with  the U.S.
                                            operations  since  1977,  holding a
                                            number of senior positions.
                                            Before   joining  Moore   McCormack
                                            Energy, Inc., which became our U.S.
                                            division  when  we  acquired  it in
                                            1987,  Doug spent  eight years with
                                            Kerr-McGee  Corporation  and  three
                                            years with  Continental Oil Company
                                            in various  engineering  positions.
                                            Doug is a  graduate  of  Texas  A&M
                                            University  and holds a Bachelor of
                                            Science    Degree   in    Petroleum
                                            Engineering.  He  is  a  Registered
                                            Professional  Engineer in Texas and
                                            Louisiana.

LAURENCE MURPHY                             Larry  Murphy,  54,  is Senior Vice
SENIOR VICE PRESIDENT, INTERNATIONAL        President,  International  Oil  and
OIL AND GAS                                 Gas.   Prior  to this, he was  Vice
CALGARY, ALBERTA, CANADA                    President   of   the  International
                                            division and served as President of
                                            our     international     operating
                                            subsidiary.  Mr.  Murphy  has  been
                                            with Nexen  since 1986 in a variety
                                            of   positions   in  the   Petrogas
                                            operations,  corporate planning and
                                            International divisions.
                                            Larry  has a  Bachelor  of  Science
                                            Degree  in  Mechanical  Engineering
                                            from  University  College,  Dublin,
                                            Ireland.


ROGER D. THOMAS                             Roger  Thomas,  53,  is Senior Vice
SENIOR VICE PRESIDENT,                      President, Canadian Oil and Gas. He
CANADIAN OIL AND GAS                        has  been  in  this  position since
CALGARY, ALBERTA, CANADA                    January 1998.   Since joining Nexen
                                            in 1978,  he has held a variety  of
                                            positions     including    Business
                                            Manager,    Specialty    Chemicals,
                                            division  Vice  President,  Oil and
                                            Gas  Marketing  and  division  Vice
                                            President,    Corporate   Planning.
                                            Roger  attended both the University
                                            of  Toronto  and  York  University,
                                            graduating  in 1974 with a Bachelor
                                            of       Arts       Degree       in
                                            Economics/History.  He  is  also  a
                                            graduate of the  Executive  Program
                                            at the University of Michigan.

SHARE OWNERSHIP GUIDELINES

Executive officers (all officers other than Assistant Secretaries) are required to demonstrate their commitment to Nexen through share ownership and the Board has approved the guidelines set out below. The period to accumulate shares is five years, and share ownership includes the net value of exercisable options or TOPs, flow-through shares, shares purchased and held within the Nexen Employee Savings Plan and any other personal holdings. All executives hold the required number of shares directly or through the net value of their exercisable options or TOPs. The guidelines are reviewed from time to time.

POSITION                                                REQUIRED SHAREHOLDINGS
--------                                                ----------------------

President and CEO                                     Three times annual salary

CFO                                                     Two times annual salary

Other Executive Officers                                One times annual salary


SHARE OWNERSHIP TABLE

Certain of Nexen's executive officers and all current directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over the following common shares of Nexen as at March 10, 2006:

                                                              NUMBER OF      EXERCISABLE        TOTAL
EXECUTIVE                                                      SHARES(1)       OPTIONS(1)       OPTIONS
---------                                                      ---------       ----------       -------
Fischer                                                         74,620        1,146,000      1,610,000

Murphy                                                          48,446           99,880        227,100

Otten                                                           55,873          171,460        298,680

Romanow                                                         46,338          492,460        666,000

Sugalski(2)                                                         34                0         59,400

Thomas                                                           1,595          160,080        284,000

All directors and executive officers as a group (22 persons)   490,250        2,975,268      4,503,148

Notes:

(1) The number of shares and the number of options exercisable by each beneficial owner represents less than 1% of the class outstanding.

(2)     Mr. Thomas A. Sugalski retired on August 1, 2005.

LOANS TO OFFICERS

As set out in the Corporate Governance Policy, attached as Schedule "B", Nexen does not make loans to its officers and there are no loans outstanding from Nexen to any of its officers.

COMPENSATION EXCHANGE RATE

The exchange rate to convert U.S. dollars to Canadian dollars for any payments or values related to Mr. Otten and Mr. Sugalski in the tables below is the average exchange rate for 2005 of $1.2117.


SUMMARY COMPENSATION TABLE FOR EXECUTIVES

For the CEO and five other highest compensated officers, including the CFO and the former Senior Vice President, Chemicals, who retired on August 1, 2005:

                                                 ANNUAL COMPENSATION                    LONG-TERM
                                                                                   COMPENSATION AWARDS
                                  -------------------------------------------   --------------------------
NAME AND PRINCIPAL POSITION       YEAR   SALARY     BONUS(1)     OTHER ANNUAL    SECURITIES     RESTRICTED        ALL OTHER
                                           ($)        ($)        COMPENSATION    UNDERLYING     SHARES OR        COMPENSATION
                                                                    ($)           OPTIONS      RESTRICTED           ($)
                                                                                 GRANTED(2)    SHARE UNITS
                                                                                    (#)           ($)
----------------------------      ----   -------    ---------    ------------    ---------     ----------- --------------------
Charles W. Fischer                2005   975,000    1,200,000        --           200,000           --                58,500(3)
President and CEO                 2004   847,917    1,310,000        --           300,000           --                50,875(3)
                                  2003   725,000      600,000        --           200,000           --                43,500(3)

Marvin F. Romanow                 2005   486,000      525,000        --            62,000           --                29,160(3)
Executive Vice President and      2004   462,500      555,000        --           114,000           --                27,750(3)
CFO                               2003   440,500      267,000        --           110,000           --                26,430(3)

Douglas B. Otten                  2005   423,489      212,048        --            50,000           --      13,813(3)/61,654(4)
Senior Vice President,            2004   438,005      299,345        --            80,000           --      26,280(3)/63,536(4)
United States Oil and Gas         2003   416,152      226,170        --            74,000           --      24,969(3)/60,221(4)

Laurence Murphy                   2005   405,000      205,000        --            50,000           --                24,300(3)
Senior Vice President,            2004   385,500      565,000        --            80,000           --                23,130(3)
International Oil and Gas         2003   366,500      196,000        --            74,000           --                21,990(3)

Roger D. Thomas                   2005   394,250      400,000        --            50,000           --                18,000(3)
Senior Vice President,            2004   373,250      225,000        --            80,000           --                16,740(3)
Canadian Oil and Gas              2003   356,500      190,000        --            64,000           --                21,390(3)

Thomas A. Sugalski(5)             2005   232,367    1,437,440        --               --            --      16,214(3)/39,335(6)
Senior Vice President,            2004   403,465      208,240        --            60,000           --      24,208(3)/56,165(6)
Chemicals                         2003   384,439      156,380        --            60,000           --      23,066(3)/53,395(6)

Notes:

(1) Annual bonuses are determined based on performance during the year and are paid to the employee in the following year pursuant to the annual incentive program. The bonuses indicated were the payments made in the year shown and include special bonuses of $300,000, $175,000 and $200,000 for Messrs. Fischer, Romanow and Thomas, respectively, for the successful divestitures in 2005. The bonus for Mr. Sugalski includes a payment of $1,239,933 under a Special Separation Agreement dated January 28, 2005, effective August 1, 2005.

(2) Reflect the two-for-one split of issued and outstanding common shares that occurred on May 10, 2005 (TSX) and on May 18, 2005 (NYSE).

(3)     Reflect Nexen contributions to the Employee Savings Plan.

(4) Nexen contributed to a Qualified Defined Contribution Plan and a Restoration Plan with Nexen Petroleum U.S.A. Inc. for Mr. Otten.

(5) Mr. Sugalski retired on August 1, 2005 and is included because he would have been one of the highest compensated officers except that he was not serving as an officer of Nexen at December 31, 2005.

(6) Nexen contributed to a Qualified Defined Contribution Plan and a Restoration Plan with Nexen Chemicals U.S.A. Inc. for Mr. Sugalski.


OPTIONS

Pursuant to Nexen's TOP Plan, the Board, on the recommendation of the Compensation and Human Resources Committee, may grant options to Nexen officers and employees. Nexen does not receive any consideration when options are granted. The option exercise price is the market price of Nexen's common shares on the TSX for Canadian-based employees or on the NYSE for U.S.-based employees, when the option is granted.

The Board determines the term of each option, to a maximum of ten years, and the vesting schedule. For all options granted before February 2001, options have a term of ten years; 20% of the grant vests after six months and then 20% vests each year for four years on the anniversary of the grant. In February 2001, the Compensation and Human Resources Committee and the Board approved an amendment that each option granted has a term of five years and vests one-third each year over three years. Generally, if a change of control event occurs (as defined in the TOP
Plan), all issued but unvested options will become vested. Additional information on the TOP Plan is set out in Schedule "E".

OPTION GRANTS DURING 2005

                                                                                               POTENTIAL REALIZABLE VALUE
                                                                                               AT ASSUMED ANNUAL RATES OF
                                                                                                SHARE PRICE APPRECIATION
                                                                                                     FOR TOPS TERM
                                                                                               --------------------------
NAME                  SECURITIES         % OF TOTAL        EXERCISE OR      EXPIRATION DATE       5% ($)        10% ($)
                      UNDERLYING    TOPS/STARS GRANTED    BASE PRICE(1)
                     TOPS GRANTED     TO EMPLOYEES IN      ($/SECURITY)
                          (#)          FINANCIAL YEAR
-------------------  ------------   -----------------     -------------    ----------------     ----------   ---------
Fischer                 200,000            4.1                   54.57     DECEMBER 6, 2010      3,015,337   6,663,106

Romanow                  62,000            1.3                   54.57     DECEMBER 6, 2010        934,754   2,065,563

Otten                    50,000            1.0              U.S. 47.21     DECEMBER 6, 2010        790,225   1,746,192

Murphy                   50,000            1.0                   54.57     DECEMBER 6, 2010        753,834   1,665,777

Thomas                   50,000            1.0                   54.57     DECEMBER 6, 2010        753,834   1,665,777

Sugalski(2)                   0             --                      --                   --            --           --

Notes:

(1) Equal to the market value of securities underlying the TOPs on the date of grant.

(2)     Mr. Sugalski retired on August 1, 2005.

OPTION EXERCISES DURING 2005 AND FINANCIAL YEAR-END OPTION VALUES


NAME                      SECURITIES        VALUE           NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                         ACQUIRED ON     REALIZED(1)     UNDERLYING UNEXERCISED TOPS          IN-THE-MONEY TOPS
                           EXERCISE          ($)            AT FINANCIAL YEAR-END           AT FINANCIAL YEAR-END
                             (#)                          EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE(2)
                                                                     (#)                             ($)
------------------       -----------     -----------     ---------------------------     ----------------------------
Fischer                   116,000        4,375,840               1,146,000/464,000              44,538,700/8,329,250

Romanow                    20,000          710,000                 492,460/173,540              18,515,798/3,530,992

Otten                      51,694          789,490                 246,636/127,220               9,690,667/2,634,443

Murphy                    182,900        4,226,207                  99,880/127,220               3,373,261/2,447,929

Thomas                    136,000        1,975,320                 160,080/123,920               5,684,112/2,336,818

Sugalski(3)               131,600        5,133,093                        0/59,400                       0/2,012,420

Notes:

(1) Equals market price at the time of the exercise, minus the Exercise Price, as defined in the TOP Plan.

(2) The difference between the market value of Nexen common shares as of December 31, 2005 of $55.42 and the exercise price of the TOPs.

(3)     Mr. Sugalski retired on August 1, 2005.


EMPLOYEE SAVINGS PLAN

The Summary Compensation Table includes Nexen's contributions to the Employee Savings Plan made on behalf of executive officers. Through payroll deductions, all regular employees may contribute any percentage of their regular earnings to purchase Nexen common shares or mutual fund units or a combination of both. Nexen matches employee contributions to a maximum of 6% of regular earnings. The extent of matching is based on the investment option selected and the employee's length of participation in the plan. The full amount of Nexen's contributions are invested in common shares and are fully vested immediately. Employee and employer contributions may be allocated to registered or non-registered accounts. Employees may vote the Nexen common shares they hold in the Employee Savings Plan.

For employees in the U.S., the Employee Savings Plan is intended to qualify under Section 401(a) and 501(a) of the INTERNAL REVENUE CODE. Nexen matches employee contributions to a maximum of 6% of eligible compensation. The full amount of Nexen's matching contribution is provided in cash, which is fully vested immediately.

BENEFIT PLANS

All named executive officers, except Mr. Sugalski and Mr. Otten, are members of Nexen's Defined Benefit Pension Plan and the Executive Benefit Plan. Mr. Otten is employed in the U.S. and is a member of a qualified 401(k) savings plan, a qualified defined contribution pension plan and a non-qualified restoration plan. Mr. Sugalski participated in the qualified 401(k) savings plan, a qualified defined contribution pension plan and a non-qualified restoration plan until his retirement.


DEFINED BENEFIT PENSION PLAN (CANADA)

Under this registered plan, participants must contribute 3% of their regular gross earnings, up to an allowable maximum. On retirement, participants are entitled to receive a benefit equal to 1.8% (1.7% for years prior to 2005) of their average earnings for the 36 highest paid consecutive months during the ten years before retirement (Final Average Earnings), multiplied by the number of years of credited service. The plan is integrated with the Canada Pension Plan (CPP) to provide a maximum offset of one-half of the prevailing CPP benefit. Nexen was not required to contribute to the Defined Benefit Pension Plan in 2005.

Pension benefits earned prior to January 1, 1993 may be indexed on an ad hoc basis. Pension benefits earned after December 31, 1992 will be indexed annually at an amount between 0% and 5% and equal to the greater of:

        o    75% of the increase in the Canadian Consumer Price Index, less 1%;
             and

        o    25% of the increase in the Canadian Consumer Price Index.

Effective January 1, 2005, the plan was amended to permit participants to periodically switch between the Defined Benefit Pension Plan and Defined Contribution Pension Plan at different stages in their career. In addition, the plan's benefit accrual formula increased from 1.7% to 1.8% for participation after January 1, 2005. Plan participants have an opportunity to further increase their benefit accrual formula on a go-forward basis, from 1.8% to 2%, through additional tax-effective employee contributions. Employees who choose this option are required to contribute an additional 2% of pensionable earnings to the allowable maximum.


EXECUTIVE BENEFIT PLAN (CANADA)

The Executive Benefit Plan (EBP) provides supplemental retirement benefits for Canadian participants who have earned a retirement benefit in excess of the statutory limits. Ten executive officers, including all of the named executive officers, together with all employees who have exceeded the statutory limit with their earned retirement benefits, participate in the EBP. This supplemental benefit provides employees the opportunity to accrue a pension that is more in line with their final earnings level and also ensures competitiveness within our marketplace. Benefits that accrue under the EBP are similar to the underlying registered pension plan formula (Defined Benefit Pension Plan) which provides for benefits of 1.7% for credited service prior to 2005 and 1.8% or 2% for credited service after that. For executive officers, annual incentive payments during the last three years of participation in the EBP are also included for benefit accrual purposes. For annual incentives, the pension benefit is accrued on the lesser of target bonus or actual bonus paid, averaged over the final three years of participation, and the associated pension benefit is payable from the EBP.

The pension expense for the EBP is determined and recognized annually. Benefits payable for the year are paid from the cash flows from Nexen's general operating revenues and reduce the related pension liability. As liabilities under the EBP are not funded, a level of protection is provided to participants through a letter of credit. The letter of credit basically makes participants secured creditors up to the aggregate value of the letter of credit. This is separate from the protection of benefits in the registered Defined Benefit Pension Plan, which is funded. The service cost for the letter of credit was $187,132 in 2005.

At December 31, 2005, as indicated in the notes to our financial statements, Nexen's supplemental pension plan's accumulated benefit obligation (the projected benefit obligation excluding future salary increases) for the EBP was $29.1 million and the projected benefit obligation was $42.5 million. The projected benefit obligation is an estimate based on contractual entitlements that may change over time. The method used to determine this estimate will not be identical to the method used by other issuers and, as a result, the figures may not be directly comparable across companies. The key assumptions used for the projected benefit obligation were a discount rate of 5.25% per year, a long-term compensation rate increase of 4% per year and an expected average remaining service life of ten years.

Effective January 1, 2005, the EBP was amended to provide a supplemental pension allocation for Defined Contribution Pension Plan participants who are affected by annual statutory contribution limits. In 2005, the supplemental allocation for eligible participants was $18,000 and the supplemental allocation for eligible participants will be $25,390 in 2006. No Canadian executive officer participates in the Defined Contribution Pension Plan.


DEFINED CONTRIBUTION PENSION PLAN (U.S.)

Under this qualified retirement plan, Nexen provides plan participants with a contribution of 6% of eligible compensation up to the Social Security taxable wage base and 11.5% of eligible compensation that exceeds the Social Security taxable wage base. For 2005, the maximum amount of contributions permitted by legislation to qualified defined contribution plans was U.S. $42,000 per participant.


NON-QUALIFIED RESTORATION PLAN (U.S.)

This plan is intended to be an unfunded and non-qualified deferred compensation arrangement that provides deferred compensation benefits to a select group of Management or highly compensated employees. The plan is established and maintained by Nexen for the purpose of providing benefits in excess of applicable legislative limits.


ESTIMATED PENSION BENEFIT

The following table shows the estimated annual pension a retiring executive officer would receive for credited service up to and including December 31, 2004, assuming that the amount in the Summary Compensation Table on page 35 is the officer's Final Average Earnings. The annual benefit is based on a pension accrual formula of 1.7% of Final Average Earnings less a plan offset. It includes benefits from both the Defined Benefit Pension Plan and the EBP and assumes a retirement age of 65. The normal benefits paid from this plan is joint life and survivor benefits with a five-year guarantee. The benefit is payable for the participant's lifetime and provides the spouse with a survivor benefit of 66 (2)/3% of the monthly payment. The five-year guarantee means that if the participant dies before receiving 60 monthly payments, the surviving spouse receives the balance of those 60 monthly payments and then the reduced survivor pension of 66 (2)/3%.

PENSION PLAN TABLES

                                       YEARS OF SERVICE THROUGH DECEMBER 31, 2004
                               ----------------------------------------------------------------
REMUNERATION                      5            10            15           20             25
------------                      -            --            --           --             --
$400,000                       $33,290       $66,579      $99,869      $133,159        $166,448

$600,000                       $50,290      $100,579     $150,869      $201,159        $251,448

$800,000                       $67,290      $134,579     $201,869      $269,159        $336,448

$1,000,000                     $84,290      $168,579     $252,869      $337,159        $421,448

$1,200,000                    $101,290      $202,579     $303,869      $405,159        $506,448

$1,400,000                    $118,290      $236,579     $354,869      $473,159        $591,448

$1,600,000                    $135,290      $270,579     $405,869      $541,159        $676,448

$1,800,000                    $152,290      $304,579     $456,869      $609,159        $761,448

$2,000,000                    $169,290      $338,579     $507,869      $677,159        $846,448

$2,200,000                    $186,290      $372,579     $558,869      $745,159        $931,448

$2,400,000                    $203,290      $406,579     $609,869      $813,159      $1,016,448

$2,600,000                    $220,290      $440,579     $660,869      $881,159      $1,101,448

$2,800,000                    $237,290      $474,579     $711,869      $949,159      $1,186,448

The following table shows the estimated annual pension a retiring executive officer would receive for credited service earned on and after January 1, 2005, based on a forward-looking benefit accrual rate of 2% of Final Average Earnings less a plan offset. It includes benefits from both the Defined Benefit Plan and EBP and assumes a retirement age of 65.

                                           YEARS OF SERVICE FROM JANUARY 1, 2005
                              --------------------------------------------------------------------
REMUNERATION                      5            10            15             20              25
------------                      -            --            --             --              --
$400,000                       $39,290       $78,579      $117,869        $157,159        $196,448

$600,000                       $59,290      $118,579      $177,869        $237,159        $296,448

$800,000                       $79,290      $158,579      $237,869        $317,159        $396,448

$1,000,000                     $99,290      $198,579      $297,869        $397,159        $496,448

$1,200,000                    $119,290      $238,579      $357,869        $477,159        $596,448

$1,400,000                    $139,290      $278,579      $417,869        $557,159        $696,448

$1,600,000                    $159,290      $318,579      $477,869        $637,159        $796,448

$1,800,000                    $179,290      $358,579      $537,869        $717,159        $896,448

$2,000,000                    $199,290      $398,579      $597,869        $797,159        $996,448

$2,200,000                    $219,290      $438,579      $657,869        $877,159      $1,096,448

$2,400,000                    $239,290      $478,579      $717,869        $957,159      $1,196,448

$2,600,000                    $259,290      $518,579      $777,869      $1,037,159      $1,296,448

$2,800,000                    $279,290      $558,579      $837,869      $1,117,159      $1,396,448

When determining the estimated value of future pension benefits for an executive officer, both tables above need to be referenced. For example, a pension estimate based on 35 years of credited service would require the first table for actual credited service up to and including December 31, 2004, and the second table for projected credited service on and after January 1, 2005. When estimating future pension benefits, the Final Average Earnings used should be the same for both tables.

Additional past service credits or accelerated service credits must be approved by the Board. No accelerated service credits have been authorized. Additional past service credits authorized by the Board for the four named executive officers who participate in the EBP are noted in the table below. Information on the Qualified and Non-Qualified Defined Contribution Plan contributions for the other two named executive officers, Mr. Otten and Mr. Sugalski, is included in the Summary Compensation Table for Executives on page 35.

NAME                   YEARS OF             YEARS OF                FINAL            ACCRUED ANNUAL    ESTIMATED ANNUAL
                  CREDITED SERVICE    CREDITED SERVICE FROM  AVERAGE EARNINGS(1)   PENSION BENEFIT(1)   PENSION BENEFIT
                          TO             JANUARY 1, 2005             ($)                  ($)            AT AGE 60(2)
                  DECEMBER 31, 2004            (#)                                                            ($)
                         (#)
----------------  -----------------   ---------------------  -------------------   -----------------   ----------------
Fischer                 20.58(3)                1.00            1,377,639              506,544             792,219

Romanow              17.50(3)(4)                1.00              679,300              239,708             418,678

Murphy                     18.67                1.00              533,933              177,322             252,045

Thomas                  24.50(3)                1.00              518,533              222,717             317,953

Notes:

(1)     All information as of December 31, 2005.

(2)     Earliest age at which an individual receives full retirement benefits.

(3) Ten years of additional past service credits were granted to each of Messrs. Fischer, Romanow and Thomas by the Board in 2001.

(4) Mr. Romanow is entitled to additional pension benefit based on pensionable bonus, in recognition of his 7.25 years of service as a participant in Nexen's defined contribution pension plan up to December 31, 2004.

CHANGE OF CONTROL AGREEMENTS

Nexen has entered into Change of Control Agreements with Messrs. Fischer, Romanow, Otten, Murphy, Thomas and other key executives. The agreements were effective October 1999, amended in December 2000 and amended and restated in December 2001. The agreements recognize that these executives are critical to Nexen's ongoing business. They recognize the need to retain the executives, protect them from employment interruption caused by a change in control and treat them in a fair and equitable manner, consistent with industry standards for executives in similar circumstances.

For the purposes of these agreements, a change of control includes any acquisition of common shares or other securities that carry the right to cast more than 35% of the votes attaching to all common shares and, in general, any event, transaction or arrangement that results in a person or group exercising effective control of Nexen.

If the named executives are terminated following a change in control, they will be entitled to receive salary and benefits for a specified severance period. For Mr. Fischer and Mr. Romanow, the severance period is 36 months. Mr. Fischer and Mr. Romanow may also terminate their employment on a voluntary basis following a change of control with severance periods of 36 and 30 months, respectively. For Messrs. Otten, Murphy and Thomas, the severance period is 30 months.


OFFICERS' LIABILITY INSURANCE

Nexen maintains a directors' and officers' liability insurance policy. The policy provides coverage for costs incurred to defend and settle claims against directors and officers to an annual limit of U.S. $130 million with a U.S. $5 million deductible per occurrence. The cost of coverage for 2005 was approximately U.S. $0.9 million.

SHARE PERFORMANCE GRAPH

The following graph shows five years of change, ending December 31, 2005, in the value of $100 invested in our common shares, compared to the S&P/TSX Composite Index, the S&P/TSX Energy Sector Index and the S&P/TSX Oil & Gas Exploration & Production Index as at December 31, 2005. Our common shares are included in each of these indices.

TOTAL RETURN INDEX VALUES(1)

                                                   [GRAPHIC]

                                             2000/12  2001/12  2002/12  2003/12  2004/12  2005/12
                                             -------  -------  -------  -------  -------  -------
Nexen Inc.                                    100.00    84.76    94.15   130.12   136.11   311.18

S&P/TSX Energy Sector Index                   100.00   106.91   121.60   151.96   197.99   323.58

S&P/TSX Oil & Gas Explor. & Prod. Index       100.00   103.23   119.92   144.08   202.69   351.97

S&P/TSX Composite Index                       100.00    87.43    76.55    97.01   111.06   137.85

Note:

(1)     Assuming an investment of $100 and the reinvestment of dividends.

        The contents and sending of this Circular have been approved by the Board.

                                                /s/ John B. McWilliams, Q.C.

                                                    John B. McWilliams, Q.C.
                                                                   SECRETARY

SCHEDULE "A"

FORM 58-101F1 -- CORPORATE GOVERNANCE DISCLOSURE

1.   BOARD OF DIRECTORS                                                                 Compliant

     (a)    DISCLOSE THE IDENTITY OF DIRECTORS WHO ARE INDEPENDENT.
            The nine Board members who are independent pursuant to our Categorical          X
            Standards are set out in the table on page 15.

     (b)    DISCLOSE THE IDENTITY OF DIRECTORS WHO ARE NOT INDEPENDENT, AND DESCRIBE
            THE BASIS FOR THAT DETERMINATION.
            The two Board members who are not independent pursuant to our                   X
            Categorical Standards and the basis for that determination are set out on page 15. Our Categorical Standards, attached as Schedule "C", specifically require analysis of the nature and significance of relationships between the directors and Nexen in order to determine independence.

     (c)    DISCLOSE WHETHER OR NOT A MAJORITY OF THE DIRECTORS ARE INDEPENDENT.
            o  Nine of the 11 nominees (82%) proposed by Management for election            X
               to the Board are independent under our Categorical Standards. To assist the Board with its determination, all directors annually complete a detailed questionnaire about their business and charitable relationships and shareholdings. Nexen reviews all of the information provided and applies the tests set out in the
               Categorical Standards to make initial determinations of
               independence. The findings are presented to outside legal counsel for review and confirmation that they agree with the
               determinations. Finally, Management's recommendations and outside legal counsel's views are presented to the Board to review and pass a resolution setting out director independence.
            o  While Ontario Teachers' Pension Plan Board continues to hold 10% or more of the common shares of Nexen it has the right to appoint one member to the Board. It has not exercised this right.

     (d)    IF A DIRECTOR IS PRESENTLY A DIRECTOR OF ANY OTHER ISSUER THAT IS A
            REPORTING ISSUER (OR THE EQUIVALENT) IN A JURISDICTION OR A FOREIGN
            JURISDICTION, IDENTIFY BOTH THE OTHER DIRECTOR AND THE OTHER ISSUER.
            All directorships with other public entities for each of the Board              X
            members are set out in the table on page 14.

                                                                                        Compliant
     (e)    DISCLOSE WHETHER OR NOT THE INDEPENDENT DIRECTORS HOLD REGULARLY
            SCHEDULED MEETINGS AT WHICH NON-INDEPENDENT DIRECTORS AND MEMBERS OF
            MANAGEMENT ARE NOT IN ATTENDANCE. IF THE INDEPENDENT DIRECTORS HOLD
            SUCH MEETINGS, DISCLOSE THE NUMBER OF MEETINGS HELD SINCE THE
            BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR.
            IF THE INDEPENDENT DIRECTORS DO NOT HOLD SUCH MEETINGS, DESCRIBE WHAT
            THE BOARD DOES TO FACILITATE OPEN AND CANDID DISCUSSION AMONG ITS
            INDEPENDENT DIRECTORS.

            o  The non-executive directors of the Board and the Board Committees meet without Management at every regularly scheduled meeting and at certain special meetings. Board Committees meet with external consultants and internal personnel, without Management, when they see fit. The number of meetings without Management held in 2005 and from January 1 to March 10, 2006 are set out on page 17.
            o  Following meetings without Management, the Chair of the meeting advises the Secretary if there are any issues to be brought forward and included in the minutes.
            o  Mr. Newell, who is technically not independent until January 2,              X
               2007 because a Nexen executive sat on the compensation committee of
               Syncrude while he was an executive there, participates in the meetings without Management of the Board and those Board Committees of which he is a member. Mr. Newell was no longer an executive of
               Syncrude when he joined Nexen's Board. All independent directors have an opportunity, through membership on one or more of the fully-independent Board Committees (Audit and Conduct Review,
               Compensation and Human Resources or Corporate Governance and
               Nominating), to participate in discussions without Management and the non-independent director.

     (f)    DISCLOSE WHETHER OR NOT THE CHAIR OF THE BOARD IS AN INDEPENDENT
            DIRECTOR, DISCLOSE THE IDENTITY OF THE INDEPENDENT CHAIR, AND DESCRIBE
            HIS OR HER ROLE AND RESPONSIBILITIES.
            Mr. Saville, the Board Chair, is independent under our Categorical              X
            Standards. The Board Chair provides independent, effective leadership to the Board in the governance of Nexen. The Board Chair sets the
            "tone" for the Board and its members to foster ethical and responsible decision making, appropriate oversight of Management and best-in-class corporate governance practices. His responsibilities are set out in the Board Chair Position Description that is available on our website.
            The description specifically addresses governance, corporate social responsibility, leadership, board and shareholder meetings, board and management relationships, director recruitment, retention, evaluation, orientation and education.

     (g)    DISCLOSE THE ATTENDANCE RECORD OF EACH DIRECTOR FOR ALL BOARD
            MEETINGS HELD SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY
            COMPLETED FINANCIAL YEAR.
            The attendance of each director for all Board meetings held in 2005             X
            and from January 1 to March 10, 2006 is reported on page 16.

2.   BOARD MANDATE

     DISCLOSE THE TEXT OF THE BOARD'S WRITTEN MANDATE.
            The Board Mandate is included in Schedule "D".                                  X

3.   POSITION DESCRIPTIONS

     (a)    DISCLOSE WHETHER OR NOT THE BOARD HAS DEVELOPED WRITTEN POSITION
            DESCRIPTIONS FOR THE CHAIR AND THE CHAIR OF EACH BOARD COMMITTEE.
            The Position Descriptions for the Board Chair and each individual               X
            Committee Chair are available on our website. The descriptions specifically address board and committee governance; corporate social responsibility; leadership; ethics; board, committee, and shareholder meetings; board, committee, and management relationships, committee reporting; director recruitment and retention; evaluations;
            orientation and education; advisors; and, resources.

                                                                                        Compliant
     (b)    DISCLOSE WHETHER OR NOT THE BOARD AND CEO HAVE DEVELOPED A WRITTEN
            POSITION DESCRIPTION FOR THE CEO.
            The CEO Position Description is available on our website. The                   X
            description addresses leadership, community, corporate social responsibility, ethics and integrity, governance, disclosure, strategic planning, business management, risk management,
            organizational effectiveness, succession and CEO performance.

4.   ORIENTATION AND CONTINUING EDUCATION

     (a)    BRIEFLY DESCRIBE WHAT MEASURES THE BOARD TAKES TO ORIENT NEW
            MEMBERS REGARDING
            (i)   THE ROLE OF THE BOARD, ITS COMMITTEES AND ITS DIRECTORS,                  X
            As part of its Mandate, the Corporate Governance and Nominating
            Committee is responsible for developing and implementing the orientation for all Board members. Nexen has established an orientation program for new directors which includes:

            o  Information on the role of the Board and each of its Committees
            o  Company and industry information
            o  The contribution individual directors are expected to make

            (ii)  THE NATURE AND OPERATION OF THE ISSUER'S BUSINESS.
            The orientation includes specific information on Nexen's operations, reserves, the strategic plan, risk and risk management, governance, integrity and corporate values.

     (b)    BRIEFLY DESCRIBE WHAT MEASURES, IF ANY, THE BOARD TAKES TO PROVIDE
            CONTINUING EDUCATION FOR ITS DIRECTORS.
            o  As part of its Mandate, the Corporate Governance and Nominating              X
               Committee is responsible for developing and implementing the ongoing education program for all Board members.
            o  Directors are surveyed annually, in conjunction with the performance evaluation, to determine areas that would assist in maximizing effectiveness. This information is the basis for developing an annual continuing education program.
            o  Presentations are made to the Board at all regularly scheduled meetings to educate and keep them informed of changes within Nexen and in regulatory and industry requirements and standards.
            o  Specific information on risks, commodity pricing, supply and demand and the current business and commercial environment is regularly provided and discussed.
            o  Trips to various operating sites are also arranged for directors.
            o  The Corporate Governance and Nominating Committee reviews information on available educational opportunities and ensures directors are aware of those opportunities.
            o  Nexen pays for director education and membership in the Institute of Corporate Directors.
            o  A list of continuing education provided to directors in 2005 begins on page A-14.

5.   ETHICAL BUSINESS CONDUCT                                                           Compliant

     (a)    DISCLOSE WHETHER OR NOT THE BOARD HAS ADOPTED A WRITTEN CODE FOR
            ITS DIRECTORS, OFFICERS AND EMPLOYEES. IF THE BOARD HAS ADOPTED A
            WRITTEN CODE:

            (i)   DISCLOSE HOW A PERSON OR COMPANY MAY OBTAIN A COPY OF THE
                  WRITTEN CODE;
            (ii)  DESCRIBE HOW THE BOARD MONITORS COMPLIANCE WITH ITS CODE; AND
            (iii) PROVIDE A CROSS-REFERENCE TO ANY MATERIAL CHANGE REPORTS(S)
                  FILED SINCE THE BEGINNING OF THE ISSUER'S MOST RECENTLY
                  COMPLETED FINANCIAL YEAR THAT PERTAINS TO ANY CONDUCT OF A
                  DIRECTOR OR EXECUTIVE OFFICER THAT CONSTITUTES A DEPARTURE
                  FROM THE CODE.

            o  Our Ethics Policy, adopted by the Board, is described on page 3 of this Circular and a copy is available on our website or by request to the Assistant Secretary as set out on pages 5 and 6.
            o  Each year, officers and employees are required to acknowledge their compliance with the Ethics Policy.
            o  The Board, through the Audit and Conduct Review Committee, receives          X
               a report on the annual statement of compliance process; regular reports on compliance with the Ethics Policy and programs under the
               Ethics Policy; and, information on any concerns reported.
            o  The Board has not granted any waiver of the Ethics Policy in favor of a director or executive officer since January 1, 2005 or ever.
               Accordingly, no material change report has been required or filed.

     (b)    DESCRIBE ANY STEPS THE BOARD TAKES TO ENSURE DIRECTORS EXERCISE
            INDEPENDENT JUDGMENT IN CONSIDERING TRANSACTIONS AND AGREEMENTS IN
            RESPECT OF WHICH A DIRECTOR OR EXECUTIVE OFFICER HAS A MATERIAL
            INTEREST.
            Individual directors indicate a material interest in any transaction
            that Nexen is considering. The Board ensures that directors who have a          X
            material interest in a transaction or agreement do not participate in discussions and voting on that matter at Board meetings.

     (c)    DESCRIBE ANY OTHER STEPS THE BOARD TAKES TO ENCOURAGE AND PROMOTE A
            CULTURE OF ETHICAL BUSINESS CONDUCT.
            o  Members of the Board are governed by the Board Mandate which addresses corporate social XV responsibility, ethics and integrity.
            o  The Board encourages and promotes a culture of ethical business conduct through its support of the Integrity Program. Our Integrity
               Program is one of the core ingredients in our sustainability model.
               It provides employees with tools and resources to integrate ethical business conduct into everyday decisions. Ten of our 11 Board members have participated in the Integrity Workshop, which is mandatory training for all Nexen employees.
            o  The Audit and Conduct Review Committee Mandate also speaks to                X
               ethics, and the Ethics Policy and its compliance programs. As noted
               above, the Committee receives a compliance report at every regularly scheduled meeting.
            o  Our Integrity Hotline is an important part of the Integrity
               Program. The Hotline is a secure reporting system for employees, customers, suppliers, partners and other external stakeholders to raise integrity-related concerns on a confidential basis. All concerns raised via the Integrity Hotline are reported to the
               Committee.

6.   NOMINATION OF DIRECTORS                                                            Compliant

     (a)    DESCRIBE THE PROCESS BY WHICH THE BOARD IDENTIFIES NEW CANDIDATES
            FOR BOARD NOMINATION.

            o  The Board has appointed a Corporate Governance and Nominating
               Committee with responsibility for the identification of new candidates for recommendation to the Board.
            o  The Corporate Governance and Nominating Committee annually reviews a skills matrix completed by all directors. The matrix sets out the various skills and areas of expertise determined to be essential to
               ensure appropriate alignment of Board skills with Nexen's strategic          X
               direction and is used to assist in recruiting to the Board.
            o  The Committee maintains an evergreen list of potential directors.
               The list is comprised of people who the Committee feels would be appropriate to be asked to join the Board if or when they are available to do so and who complement the current skills matrix.
            o  From time to time, the Committee engages a search firm to identify new candidates for recommendation to the Board.

     (b)    DISCLOSE WHETHER OR NOT THE BOARD HAS A NOMINATING COMMITTEE COMPOSED
            ENTIRELY OF INDEPENDENT DIRECTORS.
            The Corporate Governance and Nominating Committee is comprised of six
            directors, all of whom have been affirmatively determined by the Board          X
            to be independent pursuant to the Categorical Standards.

     (c)    IF THE BOARD HAS A NOMINATING COMMITTEE, DESCRIBE THE RESPONSIBILITIES,
            POWERS AND OPERATION OF THE NOMINATING COMMITTEE.
            The Corporate Governance and Nominating Committee Mandate describes             X
            the responsibilities, powers and operation of the Committee and is available on our website. The Mandate addresses governance leadership, ethics policy, governance documents and disclosure, board and committee evaluations, director nominations, share ownership policies, director orientation and education, committee meetings, reporting activities to the board, advisors and resources. A report on the activities of the Committee begins on page 28.

7.   COMPENSATION

     (a)    DESCRIBE THE PROCESS BY WHICH THE BOARD DETERMINES THE COMPENSATION
            FOR YOUR COMPANY'S DIRECTORS AND OFFICERS.
            The Board has appointed a Compensation and Human Resources Committee            X
            with responsibility for recommending compensation for Nexen's directors and officers to the Board. CEO compensation is reviewed by the Committee and recommended to the independent directors of the
            Board for approval.

     (b)    DISCLOSE WHETHER OR NOT THE BOARD HAS A COMPENSATION COMMITTEE
            COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS.
            The Compensation and Human Resources Committee is comprised of six              X
            directors, all of whom have been affirmatively determined by the Board to be independent pursuant to the Categorical Standards.

                                                                                        Compliant
     (c)    IF THE BOARD HAS A COMPENSATION COMMITTEE, DESCRIBE THE RESPONSIBILITIES,
            POWERS AND OPERATION OF THE COMPENSATION COMMITTEE.
            The Compensation and Human Resources Committee Mandate describes the            X
            responsibilities, powers, and operation of the Committee and is available on our website. The Mandate addresses compensation and human resources leadership; CEO goals, objectives and performance; director, board chair, CEO and overall compensation programs; succession and development; committee meetings and reporting activities to the board;
            committee governance; advisors and resources. A report on the activities of the Committee begins on page 23.

     (d)    IF A COMPENSATION CONSULTANT OR ADVISOR HAS, AT ANY TIME SINCE THE
            BEGINNING OF THE ISSUER'S MOST RECENTLY COMPLETED FINANCIAL YEAR, BEEN
            RETAINED TO ASSIST IN DETERMINING COMPENSATION FOR ANY OF THE ISSUER'S
            DIRECTORS OR OFFICERS, DISCLOSE THE IDENTITY OF THE CONSULTANT OR
            ADVISOR AND BRIEFLY SUMMARIZE THE MANDATE FOR WHICH THEY HAVE BEEN
            RETAINED. IF THE CONSULTANT OR ADVISOR HAS BEEN RETAINED TO PERFORM
            ANY OTHER WORK FOR THE ISSUER, STATE THAT FACT AND BRIEFLY DESCRIBE
            THE NATURE OF THE WORK.
            Disclosure about the Committee's independent compensation consultant            X
            is set out on page 27.

8.   OTHER BOARD COMMITTEES

            IF THE BOARD HAS STANDING COMMITTEES OTHER THAN THE AUDIT,
            COMPENSATION AND NOMINATING COMMITTEES, IDENTIFY THE COMMITTEES AND
            DESCRIBE THEIR FUNCTION.
            o  There are three additional standing Board Committees whose Mandates are available on our XV website. Each of the Mandates of the three additional Committees address committee meetings, reporting activities to the board, committee governance, advisors and resources. The Finance Committee Mandate speaks to the financial leadership, management and risk management, as well as
               transactions; the Reserves Review Committee Mandate addresses reserves leadership and reserves evaluation; and, the Safety,
               Environment and Social Responsibility Committee Mandate covers corporate social responsibility, safety, environment and social responsibility leadership, performance, compliance and risk management.
            o  A report of the Finance Committee is on page 30; a report of the             X
               Reserves Review Committee is set out on page 31; and, a report of the Safety, Environment and Social Responsibility Committee is
               included on page 32. Members of all Board Committees are set out in the table on page 15.
            o  During 2005, Nexen also constituted an Ad Hoc IPO Director Search
               Committee to find and recruit directors for the potential spin-offs of part of the Canadian Oil and Gas division and the Chemicals division into income trusts. Messrs. O'Neill, Saville, Thomson, and
               Zaleschuk were members of the Committee. The Committee successfully recruited directors for the Canexus Income Fund and the Committee was formally disbanded on October 12, 2005.

9.   BOARD ASSESSMENTS                                                                  Compliant

            DISCLOSE WHETHER OR NOT THE BOARD, ITS COMMITTEES AND INDIVIDUAL
            DIRECTORS ARE REGULARLY ASSESSED WITH RESPECT TO THEIR EFFECTIVENESS
            AND CONTRIBUTION. IF ASSESSMENTS ARE REGULARLY CONDUCTED, DESCRIBE THE
            PROCESS USED FOR THE ASSESSMENTS.
            o  The Corporate Governance and Nominating Committee leads a full               X
               annual evaluation of the effectiveness and performance of the
               Board, all Board Committees and individual directors.
            o  The evaluation includes self-evaluations, evaluations of peer performance and a 360(0) review by members of Management. The evaluation uses confidential director questionnaires which encourage candid and constructive commentary. The results of the director questionnaires are tabulated and analyzed through an independent third-party, to provide expert, impartial advice, while the results of the Management questionnaires are provided
               confidentially to the Board Chair.
            o  The Board Chair conducts personal interviews with the various members of Management surveyed and the Chair of Corporate
               Governance and Nominating Committee conducts personal interviews with each director taking into account the results of the director questionnaires.
            o  The results of the questionnaires and interviews are presented to the Corporate Governance and Nominating Committee and the Board
               without individual directors being identified. o The evaluation carried out in 2005 showed that the Board, Committees, Board Chair,
               Committee Chairs and individual directors were effectively fulfilling their responsibilities.

NYSE CORPORATE GOVERNANCE RULES COMPLIANCE

1.   INDEPENDENT DIRECTORS COMPLIANT                                                    Complaint

     LISTED COMPANIES MUST HAVE A MAJORITY OF INDEPENDENT DIRECTORS.
            Nine of the 11 nominees (82%) proposed by Management for election to            X
            the Board are independent.

2.   INDEPENDENCE TESTS

     IN ORDER TO TIGHTEN THE DEFINITION OF "INDEPENDENT DIRECTOR" FOR THE PURPOSES
     OF THESE STANDARDS:

     (a)    NO DIRECTOR QUALIFIES AS "INDEPENDENT" UNLESS THE BOARD OF DIRECTORS
            AFFIRMATIVELY DETERMINES THAT THE DIRECTOR HAS NO MATERIAL
            RELATIONSHIP WITH THE LISTED COMPANY (EITHER DIRECTLY OR AS A PARTNER,
            SHAREHOLDER OR OFFICER OF AN ORGANIZATION THAT HAS A RELATIONSHIP WITH
            THE COMPANY). COMPANIES MUST IDENTIFY WHICH DIRECTORS ARE INDEPENDENT
            AND DISCLOSE THE BASIS FOR THAT DETERMINATION.
            The Board affirmatively determined the independence of nine of its 11           X
            members on February XV 17, 2006 under our Categorical Standards, which meet or exceed the requirements of the NYSE rules, including that the independent directors had no material relationships with Nexen.

     (b)    IN ADDITION, A DIRECTOR IS NOT INDEPENDENT IF:

            (i)   THE DIRECTOR IS, OR HAS BEEN WITHIN THE LAST THREE YEARS, AN
                   EMPLOYEE OF THE LISTED COMPANY, OR AN IMMEDIATE FAMILY MEMBER
                   IS, OR HAS BEEN WITHIN THE LAST THREE YEARS, AN EXECUTIVE
                   OFFICER, OF THE COMPANY IS NOT INDEPENDENT UNTIL THREE YEARS
                   AFTER THE END OF SUCH EMPLOYMENT RELATIONSHIP.
            (ii)   THE DIRECTOR HAS RECEIVED OR HAS AN IMMEDIATE FAMILY MEMBER WHO
                   HAS RECEIVED, DURING ANY TWELVE-MONTH PERIOD WITHIN THE LAST
                   THREE YEARS, MORE THAN U.S. $100,000 PER YEAR IN DIRECT
                   COMPENSATION FROM THE LISTED COMPANY, OTHER THAN DIRECTOR AND
                   COMMITTEE FEES AND PENSION OR OTHER FORMS OF DEFERRED
                   COMPENSATION FOR PRIOR SERVICE (PROVIDED SUCH COMPENSATION IS
                   NOT IN ANY WAY CONTINGENT ON CONTINUED SERVICE), IS NOT
                   INDEPENDENT UNTIL THREE YEARS AFTER HE OR SHE CEASES TO RECEIVE
                   MORE THAN $100,000 PER YEAR IN SUCH COMPENSATION.
            (iii)  (A) THE DIRECTOR OR AN IMMEDIATE FAMILY MEMBER IS A CURRENT
                   PARTNER OF A FIRM THAT IS THE COMPANY'S INTERNAL OR EXTERNAL
                   AUDITOR; (B) THE DIRECTOR IS A CURRENT EMPLOYEE OF SUCH A FIRM;
                   (C) THE DIRECTOR HAS AN IMMEDIATE FAMILY MEMBER WHO IS A
                   CURRENT EMPLOYEE OF SUCH A FIRM AND WHO PARTICIPATES IN THE
                   FIRM'S AUDIT, ASSURANCE OR TAX COMPLIANCE (BUT NOT TAX
                   PLANNING) PRACTICE; OR (D) THE DIRECTOR OR AN IMMEDIATE FAMILY
                   MEMBER WAS WITHIN THE LAST THREE YEARS (BUT IS NO LONGER) A
                   PARTNER OR EMPLOYEE OF SUCH A FIRM AND PERSONALLY WORKED ON THE
                   LISTED COMPANY'S AUDIT WITHIN THAT TIME.
            (iv)   THE DIRECTOR OR AN IMMEDIATE FAMILY MEMBER IS, OR HAS BEEN
                   WITHIN THE LAST THREE YEARS, EMPLOYED AS AN EXECUTIVE OFFICER
                   OF ANOTHER COMPANY WHERE ANY OF THE LISTED COMPANY'S PRESENT
                   EXECUTIVE OFFICERS AT THE SAME TIME SERVES OR SERVED ON THAT
                   COMPANY'S COMPENSATION COMMITTEE IS NOT "INDEPENDENT" UNTIL
                   THREE YEARS AFTER THE END OF SUCH SERVICE OR THE EMPLOYMENT
                   RELATIONSHIP.
            (v)    THE DIRECTOR IS A CURRENT EMPLOYEE OR AN IMMEDIATE FAMILY
                   MEMBER IS A CURRENT EXECUTIVE OFFICER, OF A COMPANY THAT HAS
                   MADE PAYMENTS TO, OR RECEIVED PAYMENTS FROM, THE LISTED COMPANY
                   FOR PROPERTY OR SERVICES IN AN AMOUNT WHICH, IN ANY OF THE LAST
                   THREE FISCAL YEARS, EXCEEDS THE GREATER OF U.S. $1 MILLION, OR
                   2% OF SUCH OTHER COMPANY'S CONSOLIDATED GROSS REVENUES, IS NOT
                   "INDEPENDENT" UNTIL THREE YEARS AFTER FALLING BELOW SUCH
                   THRESHOLD.

            The directors shown as independent on the chart on page 15 of this              X
            Circular meet each of these additional standards.

3.   EXECUTIVE SESSIONS                                                                 Complaint

     TO EMPOWER NON-MANAGEMENT DIRECTORS TO SERVE AS A MORE EFFECTIVE CHECK ON
     MANAGEMENT, THE NON-MANAGEMENT DIRECTORS OF EACH LISTED COMPANY MUST MEET AT
     REGULARLY SCHEDULED EXECUTIVE SESSIONS WITHOUT MANAGEMENT.
            Pursuant to the Board Mandate, non-management directors meet in                 X
            executive sessions, without Management, at every regularly scheduled
            Board meeting (five times a year) and any other time they decide is necessary.

4.   NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

     (a)    LISTED COMPANIES MUST HAVE A NOMINATING / CORPORATE GOVERNANCE
            COMMITTEE COMPOSED ENTIRELY OF INDEPENDENT DIRECTORS.
            The Corporate Governance and Nominating Committee is comprised of six           X
            independent directors.

     (b)    THE NOMINATING / CORPORATE GOVERNANCE COMMITTEE MUST HAVE A WRITTEN
            CHARTER THAT ADDRESSES:
            (i)    THE COMMITTEE'S PURPOSE AND RESPONSIBILITIES -- WHICH, AT
                   MINIMUM, MUST BE TO: IDENTIFY INDIVIDUALS QUALIFIED TO BECOME
                   BOARD MEMBERS, CONSISTENT WITH CRITERIA APPROVED BY THE BOARD,
                   AND TO SELECT, OR TO RECOMMEND THAT THE BOARD SELECT, THE
                   DIRECTOR NOMINEES FOR THE NEXT ANNUAL MEETING OF SHAREOWNERS;
                   DEVELOP AND RECOMMEND TO THE BOARD A SET OF CORPORATE
                   GOVERNANCE GUIDELINES APPLICABLE TO THE CORPORATION; AND
                   OVERSEE THE EVALUATION OF THE BOARD AND MANAGEMENT; AND

            (ii)   AN ANNUAL PERFORMANCE EVALUATION OF THE COMMITTEE.
            o  The Corporate Governance and Nominating Committee Mandate,
               available on our website, sets out the Committee's responsibilities in light of all of these requirements.
            o  The Committee participates in the annual evaluation of director,             X
               Committee and Board performance that it conducts.
            o  A report on the activities of the Committee begins on page 28.

5.   COMPENSATION COMMITTEE

     (a)    LISTED COMPANIES MUST HAVE A COMPENSATION COMMITTEE COMPOSED ENTIRELY
            OF INDEPENDENT DIRECTORS.
            The Compensation and Human Resources Committee is comprised of six              X
            independent directors.

                                                                                        Compliant
     (b)    THE COMPENSATION COMMITTEE MUST HAVE A WRITTEN CHARTER THAT ADDRESSES:
            (i)    THE COMMITTEE'S PURPOSE AND RESPONSIBILITIES -- WHICH, AT
                   MINIMUM, MUST BE TO HAVE DIRECT RESPONSIBILITY TO:
                   (A) REVIEW AND APPROVE CORPORATE GOALS AND OBJECTIVES RELEVANT
                   TO CEO COMPENSATION, EVALUATE THE CEO'S PERFORMANCE IN LIGHT OF
                   THOSE GOALS AND OBJECTIVES, AND, EITHER AS A COMMITTEE OR
                   TOGETHER WITH THE OTHER INDEPENDENT DIRECTORS (AS DIRECTED BY
                   THE BOARD), DETERMINE AND APPROVE THE CEO'S COMPENSATION LEVEL
                   BASED ON THIS EVALUATION; AND
                   (B) MAKE RECOMMENDATIONS TO THE BOARD WITH RESPECT TO NON-CEO
                   EXECUTIVE OFFICER COMPENSATION, AND INCENTIVE COMPENSATION AND
                   EQUITY-BASED PLANS THAT ARE SUBJECT TO BOARD APPROVAL; AND
                   (C) PRODUCE A COMPENSATION COMMITTEE REPORT ON EXECUTIVE
                   OFFICER COMPENSATION AS REQUIRED BY THE SEC TO BE INCLUDED IN
                   THE LISTED COMPANY'S ANNUAL PROXY STATEMENT OR ANNUAL REPORT ON
                   FORM 10-K FILED WITH THE SEC;

            o  The Compensation and Human Resources Committee Mandate, available on our website, sets out the Committee's responsibilities in light of all of these requirements.
            o  The independent directors of the Board, on the recommendation of             X
               the Compensation and Human Resources Committee, determine the CEO's compensation level based on an evaluation of performance in light of approved corporate goals and objectives.
            o  The report of the Compensation and Human Resources Committee begins on page 23 of this Circular. A Compensation and Human Resources
               Committee Report is also included in Nexen's Annual Report on Form
               10-K.

            (ii)  AN ANNUAL PERFORMANCE EVALUATION OF THE COMPENSATION COMMITTEE.
            The Compensation and Human Resources Committee participates in the              X
            annual evaluation of director, Committee and Board performance conducted by the Corporate Governance and Nominating Committee.

6.   AUDIT COMMITTEE

     LISTED COMPANIES MUST HAVE AN AUDIT COMMITTEE THAT SATISFIES THE REQUIREMENTS
     OF RULE 10A-3 UNDER THE EXCHANGE ACT.
            Our Categorical Standards are consistent with the requirements of Rule          X
            10A-3 of the EXCHANGE ACT and all members the Audit and Conduct Review
            Committee are independent.

7.   AUDIT COMMITTEE ADDITIONAL REQUIREMENTS                                            Compliant

     (a)    THE AUDIT COMMITTEE MUST HAVE A MINIMUM OF THREE MEMBERS.
            o  The Audit and Conduct Review Committee is comprised of six directors.
            o  All members of the Audit and Conduct Review Committee are financially literate pursuant to the definition adopted by the
               Board on February 10, 2005 "having, through education, experience, supervision or oversight: an understanding of generally accepted accounting principles and financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Such understanding to have been acquired by
            (i)    education and experience as a principal financial officer,               X
                   principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
            (ii)   experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
            (iii)  experience overseeing or assessing performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or,
            (iv)   other relevant experience."
            o      Five members of the Audit and Conduct Review Committee have been designated by the Board as audit committee financial
                   experts under final rules issued by the SEC pursuant to the requirements of Sarbanes-Oxley.

     (b)    IN ADDITION TO ANY REQUIREMENT OF RULE 10A-3(B)(1), ALL AUDIT
            COMMITTEE MEMBERS MUST SATISFY THE REQUIREMENTS FOR INDEPENDENCE SET
            OUT IN SECTION 303A.02.
            Our Categorical Standards are consistent with the requirements of               X
            Section 303A.02 and all members of the Audit and Conduct Review
            Committee are independent.

     (c)    THE AUDIT COMMITTEE MUST HAVE A WRITTEN CHARTER THAT ADDRESSES:
            (i)    THE COMMITTEE'S PURPOSE -- WHICH, AT MINIMUM, MUST BE TO:
                   (A) ASSIST BOARD OVERSIGHT OF (1) INTEGRITY OF THE LISTED
                   COMPANY'S FINANCIAL STATEMENTS, (2) THE LISTED COMPANY'S
                   COMPLIANCE WITH LEGAL AND REGULATORY REQUIREMENTS, (3) THE
                   INDEPENDENT AUDITOR'S QUALIFICATIONS AND INDEPENDENCE, AND (4)
                   THE PERFORMANCE OF THE LISTED COMPANY'S INTERNAL AUDIT FUNCTION
                   AND INDEPENDENT AUDITORS; AND (B) PREPARE AN AUDIT COMMITTEE
                   REPORT AS REQUIRED BY THE SEC TO BE INCLUDED IN THE LISTED
                   COMPANY'S ANNUAL PROXY STATEMENT;

            The report of the Audit and Conduct Review Committee begins on page 21          X
            of this Circular.

            (ii)   AN ANNUAL PERFORMANCE EVALUATION OF THE AUDIT COMMITTEE; AND
            The Audit and Conduct Review Committee participates in the annual               X
            evaluation of director, Committee and Board performance conducted by the Corporate Governance and Nominating Committee.

                                                                                        Compliant
            (iii)  THE DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE --
                   WHICH, AT A MINIMUM, MUST INCLUDE THOSE SET OUT IN RULE 10A-3
                   (B)(2), (3), (4) AND (5) OF THE EXCHANGE ACT, AS WELL AS TO:
                   (A) AT LEAST ANNUALLY, OBTAIN AND REVIEW A REPORT BY THE
                   INDEPENDENT AUDITOR DESCRIBING: THE FIRM'S INTERNAL
                   QUALITY-CONTROL PROCEDURES; ANY MATERIAL ISSUES RAISED BY THE
                   MOST RECENT INTERNAL QUALITY-CONTROL REVIEW, OR PEER REVIEW, OF
                   THE FIRM, OR BY ANY INQUIRY OR INVESTIGATION BY GOVERNMENTAL OR
                   PROFESSIONAL AUTHORITIES, WITHIN THE PRECEDING FIVE YEARS,
                   RESPECTING ONE OR MORE INDEPENDENT AUDITS CARRIED OUT BY THE
                   FIRM, AND ANY STEPS TAKEN TO DEAL WITH ANY SUCH ISSUES; AND (TO
                   ASSESS THE AUDITOR'S INDEPENDENCE) ALL RELATIONSHIPS BETWEEN
                   THE INDEPENDENT AUDITOR AND THE LISTED COMPANY;
                   (B) MEET TO REVIEW AND DISCUSS THE LISTED COMPANY'S ANNUAL
                   AUDITED FINANCIAL STATEMENTS AND QUARTERLY FINANCIAL STATEMENTS
                   WITH MANAGEMENT AND THE INDEPENDENT AUDITOR, INCLUDING
                   REVIEWING THE COMPANY'S SPECIFIC DISCLOSURES UNDER
                   "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS";
                   (C) DISCUSS THE LISTED COMPANY'S EARNINGS PRESS RELEASES, AS
                   WELL AS FINANCIAL INFORMATION AND EARNINGS GUIDANCE PROVIDED TO
                   ANALYSTS AND RATING AGENCIES;
                   (D) DISCUSS THE POLICIES WITH RESPECT TO RISK ASSESSMENT AND
                   RISK MANAGEMENT;
                   (E) MEET SEPARATELY, PERIODICALLY, WITH MANAGEMENT, WITH
                   INTERNAL AUDITORS (OR OTHER PERSONNEL RESPONSIBLE FOR THE
                   INTERNAL AUDIT FUNCTION) AND WITH INDEPENDENT AUDITORS;
                   (F) REVIEW WITH THE INDEPENDENCE AUDITOR ANY AUDIT PROBLEMS OR
                   DIFFICULTIES AND MANAGEMENT'S RESPONSE;
                   (G) SET CLEAR HIRING POLICIES FOR EMPLOYEES OR FORMER EMPLOYEES
                   OF THE INDEPENDENT AUDITORS; AND
                   (H) REPORT REGULARLY TO THE BOARD OF DIRECTORS.

            o  The Audit and Conduct Review Committee Mandate, available on our             X
               website, sets out the Committee's duties and responsibilities in light of all of these requirements.
            o  The Audit and Conduct Review Committee holds separate closed sessions (without Management) with each of the internal and independent auditors at every regularly scheduled meeting.

     (d)    EACH LISTED COMPANY MUST HAVE AN INTERNAL AUDIT FUNCTION.
            Nexen has an internal audit function. The internal auditor reports to           X
            and has a closed session (without Management present) with the Audit and Conduct Review Committee at each of its regularly scheduled meetings.

8.   SHAREHOLDER APPROVAL OF EQUITY COMPENSATION PLANS

     SHAREHOLDERS MUST BE GIVEN THE OPPORTUNITY TO VOTE ON ALL EQUITY-COMPENSATION
     PLANS AND MATERIAL REVISIONS THERETO (EXEMPTING PLANS THAT ARE MADE AVAILABLE
     TO SHAREHOLDERS GENERALLY, SUCH AS A TYPICAL DIVIDEND REINVESTMENT PLAN AND
     PLANS THAT MERELY ALLOW EMPLOYEES, DIRECTORS OR OTHER SERVICE PROVIDERS TO
     ELECT TO BUY SHARES ON THE OPEN MARKET OR FROM THE LISTED COMPANY FOR THEIR
     CURRENT FAIR MARKET VALUE, REGARDLESS OF WHETHER THE SHARES ARE DELIVERED
     IMMEDIATELY OR ON A DEFERRED BASIS; OR THE PAYMENTS FOR THE SHARES ARE MADE
     DIRECTLY OR BY GIVING UP COMPENSATION THAT IS OTHERWISE DUE).
            Shareowner approval was sought and received for Nexen's Stock Option            X
            Plan and later revisions to it, including changing it to a TOP Plan.
            Nexen also has a DSU program, set out in two plan documents, for non-executive directors as described on page 18. For these plans,
            Nexen follows the TSX rules which, unlike the NYSE rules, exempt plans from shareowner approval where the common shares issued under the plan are purchased on the open market rather than being newly issued shares.

9.   CORPORATE GOVERNANCE GUIDELINES                                                    Compliant
     LISTED COMPANIES MUST ADOPT AND DISCLOSE CORPORATE GOVERNANCE GUIDELINES.
            A revised Corporate Governance Policy was adopted by Nexen's Board on           X
            October 13, 2005. The policy is attached as Schedule "B" to this
            Circular and is available on our website.

10.  CODE OF BUSINESS CONDUCT AND ETHICS

     LISTED COMPANIES MUST ADOPT AND DISCLOSE A CODE OF BUSINESS CONDUCT AND
     ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES, AND PROMPTLY DISCLOSE ANY
     WAIVERS OF THE CODE FOR DIRECTORS OR EXECUTIVE OFFICERS.
            Our Ethics Policy is described on page 3 of this Circular and is                X
            available on our website.

11.  FOREIGN PRIVATE ISSUER DISCLOSURE

     LISTED FOREIGN PRIVATE ISSUERS MUST DISCLOSE ANY SIGNIFICANT WAYS IN WHICH
     THEIR CORPORATE GOVERNANCE PRACTICES DIFFER FROM THOSE FOLLOWED BY DOMESTIC
     COMPANIES UNDER NYSE LISTING STANDARDS.
            Nexen is a foreign private issuer in the U.S. However, except as noted          X
            in number 8 on page A-12, its corporate governance practices do not differ in any significant ways from those followed by domestic U.S.
            companies under NYSE listing standards. This table sets out Nexen's governance practices in light of the NYSE listing standards.

12.  CERTIFICATION OF REQUIREMENTS

     (a)    EACH LISTED COMPANY CEO MUST CERTIFY TO THE NYSE EACH YEAR THAT HE OR
            SHE IS NOT AWARE OF ANY VIOLATION BY THE COMPANY OF NYSE CORPORATE
            GOVERNANCE LISTING STANDARDS, QUALIFYING THE CERTIFICATION TO THE
            EXTENT NECESSARY.
            On February 23, 2006 the CEO certified to the NYSE that he was not              X
            aware of any violation by Nexen of NYSE corporate governance listing standards as disclosed in our Form 10-K filed with the SEC.

     (b)    EACH LISTED COMPANY CEO MUST PROMPTLY NOTIFY THE NYSE IN WRITING AFTER
            ANY EXECUTIVE OFFICER OF THE LISTED COMPANY BECOMES AWARE OF ANY
            MATERIAL NON-COMPLIANCE WITH ANY APPLICABLE PROVISIONS OF THIS SECTION
            303A.
            There have been no incidences of material non-compliance with any               X
            applicable provisions of Section 303A of the NYSE listing standard.

     (c)    EACH LISTED COMPANY MUST SUBMIT AN EXECUTED WRITTEN AFFIRMATION
            ANNUALLY TO THE NYSE. IN ADDITION, EACH LISTED COMPANY MUST SUBMIT AN
            INTERIM WRITTEN AFFIRMATION EACH TIME A CHANGE OCCURS TO THE BOARD OR
            ANY OF THE COMMITTEES SUBJECT TO SECTION 303A. THE ANNUAL WRITTEN
            AFFIRMATIONS MUST BE IN THE FORM SPECIFIED BY THE NYSE.
            Nexen provided a foreign private issuer Annual Written Affirmation to           X
            the NYSE on February 23, 2006. Nexen also submitted an Interim Written
            Affirmation on February 17, 2006.

13.  PUBLIC REPRIMAND LETTER

     THE NYSE MAY ISSUE A PUBLIC REPRIMAND LETTER TO ANY LISTED COMPANY THAT
     VIOLATES A NYSE LISTING STANDARD.
            No reprimand letter has been issued to Nexen by the NYSE.                       X

DIRECTOR EDUCATION

---------------------------------------------------------------------------------------------------------------------------------
DATE (2005)                           TOPIC                            PRESENTED / HOSTED BY                   ATTENDED BY
---------------------------------------------------------------------------------------------------------------------------------
January 21 - 23          Part 2 of a four part director           Institute of Corporate Directors             Saville
                         education program: Corporate             through the Haskayne School of
                         Governance -- Enhancing Your             Business, University of Calgary
                         Capabilities
                         Module 2 -- Monitoring Financial
                         Strategy, Risks and Disclosure

February 8               External Environment Presentation --     Marvin Romanow, Executive Vice               All directors
                         Markets, oil and gas prices and          President and CFO
                         economic issues relating to the
                         industry

February 9               Corporate Governance and Securities      John McWilliams, Senior Vice President,      All directors(1)
                         Regulatory Update                        General Counsel and Secretary

March 11 - 13            Part 3 of a four part director           Institute of Corporate Directors             Saville
                         education program: Corporate             through the Haskayne School of
                         Governance -- Enhancing Your             Business, University of Calgary
                         Capabilities
                         Module 3 -- Guiding Human Performance
                         and Assessing Enterprise Risk

April 26                 Corporate Governance and Securities      John McWilliams, Senior Vice President,      All directors(1)
                         Regulatory Update                        General Counsel and Secretary

April 29 - May 1         Part 4 of a four part director           Institute of Corporate Directors             Saville
                         education program: Corporate             through the Haskayne School of
                         Governance -- Enhancing Your             Business, University of Calgary
                         Capabilities
                         Module 4 -- Enterprise Risk
                         Management

May 17 - 22              Yemen facilities tour                    Ali Sohaiki, Executive Director --           Fischer
                                                                  Secretary/Administrator of Government        Newell
                                                                  Relations                                    O'Neill
                                                                  David Mitchell, President and General
                                                                  Manager, Yemen East Al Hajr
                                                                  Alistair Mooney, President and General
                                                                  Manager, Yemen Masila

July 13                  External Environment Presentation --      Marvin Romanow, Executive Vice              All directors
                         Markets, oil and gas prices and          President and CFO
                         economic issues relating to the
                         industry

July 13                  Corporate Governance and Securities      John McWilliams, Senior Vice President,      All directors(1)
                         Regulatory Update                        General Counsel and Secretary

July 15                  Kyoto / Climate Change presentation      Wishart Robson, General Manager --           All directors
                                                                  Safety and Occupational Health

October 11               Marketing Presentation -- Role of the    Robert Black, division Vice President,       Fischer
                         Nexen Marketing Division                 Energy Marketing                             Hentschel
                                                                                                               Jackson
                                                                                                               O'Neill
                                                                                                               Saville
                                                                                                               Thomson
                                                                                                               Willson

October 12               External Environment Presentation --     Marvin Romanow, Executive Vice               All directors
                         Markets, oil and gas prices and          President and CFO
                         economic issues relating to the
                         industry

---------------------------------------------------------------------------------------------------------------------------------
DATE (2005)                           TOPIC                            PRESENTED / HOSTED BY                   ATTENDED BY
---------------------------------------------------------------------------------------------------------------------------------

October 12               Corporate Governance and Securities      John McWilliams, Senior Vice President,      All directors(1)
                         Regulatory Update                        General Counsel and Secretary

October 25               Director education program: Corporate    Institute of Corporate Directors             Saville
                         Governance -- Enhancing Your              through the Haskayne School of
                         Capabilities Exam                        Business, University of Calgary
                         Designation: ICD.D -- Professional
                         Certification of the Institute of
                         Corporate Directors

November 4               Marketing Presentation -- Role of the     Robert Black, division Vice President,      Flanagan
                         Nexen Marketing Division                 Energy Marketing                             Jenkins

November 29              Marketing Presentation -- Role of the     Robert Black, division Vice President,      Newell
                         Nexen Marketing Division                 Energy Marketing

December 5               Supply Strategies for an Active          Grant Utas, Director -- Supply Management    Fischer
                         Oilfield Market -- Current oil field                                                  Flanagan
                         market activities and Nexen's strategy                                                Hentschel
                                                                                                               Jenkins
                                                                                                               Newell
                                                                                                               O'Neill
                                                                                                               Saville
                                                                                                               Thomson
                                                                                                               Willson
                                                                                                               Zaleschuk

December 5               Corporate Governance and Securities      John McWilliams, Senior Vice President,      All directors(1)
                         Regulatory Update                        General Counsel and Secretary

Note:

(1) Report provided to all directors and presented to members of the Audit and Conduct Review and Corporate Governance and Nominating Committees.

                                   SCHEDULE "B"

CORPORATE GOVERNANCE POLICY

CORPORATE POLICIES & PROCEDURES
CORPORATE GOVERNANCE


POLICY NUMBER:                   A103
Original Approval Date:          September 18, 1996
Revised:                         November 1, 2000, July 17, 2003 and
                                 February 10, 2005
Last Revised and Approved:       October 13, 2005
Prepared by:                     John McWilliams
Approved by:                     Charlie Fischer, President and Chief Executive
                                 Officer; Corporate Governance and Nominating
                                 Committee; Board of Directors


POLICY

Nexen is committed to transparency and responsible corporate governance practices. The Corporate Governance Policy is a framework for the way in which corporate governance is carried out within Nexen. We believe that these practices benefit all of our stakeholders and must be maintained as an essential part of our operations. Nexen will review this policy annually to ensure that it includes the most current governance standards and best-in-class practices.


THE BOARD

DUTIES AND RESPONSIBILITIES

The Board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen's business and affairs and to grow value responsibly, in a profitable and sustainable manner.

The Board annually reviews and confirms or updates its Mandate which sets out the duties and responsibilities of the Board. The Board Mandate will be publicly disclosed.


INDEPENDENCE FROM MANAGEMENT

The Board meets without management at every regularly scheduled meeting.


SIZE OF BOARD AND SELECTION PROCESS

As required by Nexen's Articles, the Board consists of between 3 and 15 directors at all times. Directors are elected by the shareholders each year at the annual meeting (AGM). The Board may from time to time appoint additional directors between AGMs, who will serve until the next AGM.

All candidates for election or appointment to the Board will initially be reviewed and recommended by the Corporate Governance and Nominating Committee.


DIRECTORS

DUTIES AND RESPONSIBILITIES

Each individual Director of Nexen will contribute actively and collectively to the effective governance of Nexen. The Board annually reviews and confirms or updates the Individual Director Mandate which sets out the duties and responsibilities of individual Directors. The Individual Director Mandate will be publicly disclosed.


INDEPENDENCE

The Board annually reviews and confirms or updates the Categorical Standards for Director Independence (Categorical Standards). The Categorical Standards set out the requirements for determining independence of Directors and members of the Audit and Conduct Review Committee. The Categorical Standards will be publicly disclosed.

The Board annually and when circumstances require reviews and makes a determination on the independence of each Director in light of the Categorical Standards and applicable law. The independence determinations will be disclosed publicly.

Nexen will maintain an independent Board at all times, with at least two-thirds of the members determined to be independent.

ATTENDANCE

Directors  will  strive  for  attendance  at all  Board  and  Board  Committee
meetings.   Nexen  will  publicly  disclose  the  Director  attendance  record annually.


ORIENTATION

Nexen has established and maintains an in-depth orientation program for new directors which includes: information on the role of the Board and each of its Committees; company and industry information; and, the contribution individual directors are expected to make. Each new Director receives a binder with up-to-date information on Nexen's corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. Each new Director will attend an orientation session detailing the values and strategy of Nexen and reviewing its operations, internal structure and processes. As well, regardless of which Committees a new Director is on or will be appointed to, each new Director will be invited to attend a full set of Committee meetings.


CONTINUING EDUCATION

Presentations are made regularly to the Board and Committees to educate and keep them informed of changes within Nexen and in legal, regulatory and industry requirements and standards. Special presentations on operations and issues of particular business units are provided to all Directors from time to time. Trips to various operating sites are also arranged for Directors. The Corporate Governance and Nominating Committee reviews information on available external educational opportunities and ensures Directors are aware of the opportunities. Nexen pays tuition and expenses for Directors to attend external education sessions. Nexen will and does pay for membership dues for each of the Directors in an appropriate organization that provides relevant publications and educational opportunities.


PERFORMANCE EVALUATION

Every Director participates in the annual performance evaluation review. The review consists of a questionnaire and an interview process. The responses to the questionnaire, which explores the performance of the Board as a whole, all Board Committees, and the performance and skills of individual Directors, are submitted to an independent, third-party for analysis. A report is provided to the Chair of the Corporate Governance and Nominating Committee who then holds one-on-one interviews with the Directors. The results of the questionnaire and the interviews are presented to the Board Chair and the whole Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee then reports to the Board and recommends any changes or further actions to address issues that were identified.


COMPENSATION

Nexen reviews the compensation of Directors, the Board Chair and the Committee Chairs regularly. The Compensation and Human Resources Committee makes recommendations to the Board with respect to compensation of Directors, the Board Chair and Committee Chairs. All compensation paid to Directors will be publicly disclosed.


PERFORMANCE-BASED COMPENSATION

Directors who are not Officers of Nexen are not eligible to receive stock options. They do receive alternate performance-based compensation, currently deferred stock units. All performance-based compensation granted to Directors will be publicly disclosed.


RETIREMENT

In order to provide access to a broader group of qualified directors and in light of Nexen's annual performance evaluations of its Directors, the retirement age was revised from 72 years to 75 years on February 10, 2005. Directors who are 75 years of age will not be eligible to stand for election at the next AGM. Directors who turn 75 during their term are eligible to finish out that term.


TERM LIMIT

Nexen has not set a term limit for its Directors. While term limits ensure fresh viewpoints on the Board, they also cause a company to lose the valuable contributions of those directors who best understand the business of the company and the challenges it faces. As an alternative to strict term limits, annual performance evaluations are conducted and Nexen has a retirement age policy.

BOARD COMMITTEES

INDEPENDENCE FROM MANAGEMENT

Board Committees meet without management at each regularly scheduled meeting.

A  Director  who is an  Officer  of Nexen  will not be a member  of any  Board
Committee.


COMMITTEES

Nexen is required to have an audit committee (Nexen's Audit and Conduct Review Committee) a compensation committee (Nexen's Compensation and Human Resources Committee), a nominating/corporate governance committee (Nexen's Corporate Governance and Nominating Committee) and a reserves committee (Nexen's Reserves Review Committee). The Board has also authorized a Finance Committee and a Safety, Environment and Social Responsibility Committee. The Board may also authorize other committees, as it feels are appropriate.

The AUDIT AND CONDUCT REVIEW COMMITTEE assists the Board in overseeing (i) the integrity of the annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that Management has established;
(v) performance of the internal and external audit process and the independent auditor; and, (vi) implementation and effectiveness of the Ethics Policy and the compliance programs under the Ethics Policy.

The COMPENSATION AND HUMAN RESOURCES COMMITTEE assists the Board in overseeing
(i) key compensation and human resources policies; (ii) Chief Executive Officer and executive Management compensation; and, (iii) executive Management succession and development.

The CORPORATE GOVERNANCE AND NOMINATING COMMITTEE assists the Board in overseeing (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for director and board committee appointments; and, (iii) evaluations of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs, all with a view to ensuring Nexen is "leading edge" in implementing best-in-class corporate governance practices.

The FINANCE COMMITTEE assists the Audit and Conduct Review Committee and the Board in overseeing (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of Nexen.

The RESERVES REVIEW COMMITTEE assists the Audit and Conduct Review Committee and the Board in overseeing the annual review of Nexen's petroleum and natural gas reserves.

The SAFETY, ENVIRONMENT AND SOCIAL RESPONSIBILITY COMMITTEE assists the Board in overseeing due diligence in the development and implementation of systems for the management of safety, environment and social responsibility.


MANDATES

Each current Board Committee has developed a Mandate, setting out its duties and responsibilities, which has been approved by the Board. All Board Committee Mandates are reviewed annually by the Corporate Governance and Nominating Committee and the relevant Board Committee. Any changes to Board Committee Mandates will be approved by the Board. All Board Committee Mandates will be publicly disclosed.


MEMBER INDEPENDENCE

All members of the Audit and Conduct Review Committee, Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee will be independent pursuant to Nexen's Categorical Standards and applicable law. The Categorical Standards set out additional independence requirements for members of the Audit and Conduct Review Committee. A majority of the members of the Finance Committee, the Reserves Review Committee and the Safety, Environment and Social Responsibility Committee will be independent pursuant to Nexen's Categorical Standards and applicable law. The Board annually reviews and makes a determination on the independence of each of the members of the Committees in light of the Categorical Standards. Independence of all Committee members will publicly disclosed.

AUDIT AND CONDUCT REVIEW COMMITTEE FINANCIAL EXPERTS

All members of the Audit and Conduct Review Committee will be financially literate. "Financial literacy" is defined by the Board and the definition will be publicly disclosed. At least one member of the Audit and Conduct Review Committee will be a financial expert under applicable law. The Board annually reviews and makes a determination on financial experts. Those members of the Audit and Conduct Review Committee who are determined to be financial experts will be publicly disclosed.


REPORTING

The Board receives reports from the Board Committees at each regular meeting. The Board Committees also report to other Board Committees from time to time, as required.


BOARD, BOARD COMMITTEES AND INDIVIDUAL DIRECTORS

ADVISORS

The Board and all Board Committees will have the authority to engage independent advisors, at Nexen's expense, to assist them in carrying out their responsibilities. Individual Directors may engage independent advisors at Nexen's expense in appropriate circumstances and with the approval of the Corporate Governance and Nominating Committee.


CHAIRS

DUTIES AND RESPONSIBILITIES OF THE CHAIRS

The Board has adopted and maintains and annually reviews and updates or confirms the Position Descriptions for the Board Chair and the Committee Chairs which set out the duties and responsibilities of the Chairs. The Position Descriptions for the Board and Committee Chairs will be publicly disclosed.


TERM GUIDELINES FOR CHAIRS

The Board has determined that the Board Chair and Committee Chairs will serve for a term of no more than five years, unless circumstances exist that make continuity of leadership desirable at the time. Accordingly, on February 10, 2005, the Board adopted term guidelines of five years for service as the Board Chair or a Committee Chair, subject to review by the Corporate Governance and Nominating Committee in each case.


OFFICERS

DUTIES AND RESPONSIBILITIES OF THE CHIEF EXECUTIVE OFFICER (CEO)

The Board has adopted and regularly reviews and updates or confirms the CEO Position Description which sets out the duties and responsibilities of the CEO. The CEO Position Description will be publicly disclosed.

The Board also reviews and approves Annual Objectives for the CEO. The independent Directors, with recommendations from the Compensation and Human Resources Committee, annually approve CEO compensation in light of the achievement of the Annual Objectives.


DUTIES AND RESPONSIBILITIES OF OTHER OFFICERS

The Board has adopted and regularly reviews and updates or confirms Position Descriptions which set out the duties and responsibilities for each of the Chief Financial Officer (CFO) and the Secretary. The CFO and Secretary Position Descriptions will be publicly disclosed.


SUCCESSION PLANNING

The Compensation and Human Resources Committee reviews and reports to the Board annually on the succession plan for Nexen's CEO and senior management.


DIRECTORS AND OFFICERS

SHARE OWNERSHIP

The Board regularly reviews its guidelines for shareholdings of Directors and Officers. The guidelines will be publicly disclosed.


LOANS

     Nexen will not make any loans to its Directors or Officers.

POLICIES

ETHICS POLICY

The Corporate Governance and Nominating Committee, the Audit and Conduct Review Committee and the Board annually review and update or confirm the Ethics Policy applicable to all directors, officers and employees. The Board, through the Audit and Conduct Review Committee, receives regular reports on compliance with the Ethics Policy. The Ethics Policy will be publicly disclosed on Nexen's website. Any waivers of or changes to the Ethics Policy will be approved by the Board and will be appropriately disclosed.

The Ethics Policy contains provisions for the submission of complaints by employees and others with respect to financial reporting, internal accounting and audit matters. The Ethics Policy includes protection from retaliation for employees who submit complaints in good faith.

Nexen has developed and regularly reviews and updates all related policies set out in the Ethics Policy.


TRADING IN COMPANY SECURITIES POLICY

To prevent insider trading, Nexen has developed and regularly reviews and updates the procedures under its Trading in Company Securities Policy applicable to all directors, officers and employees.


EXTERNAL COMMUNICATIONS POLICY

Nexen has developed and annually reviews and updates or confirms its External Communications Policy. The External Communications Policy will be publicly disclosed on Nexen's website.


DISCLOSURE

COMPENSATION CONSULTANT/ADVISOR

If a compensation consultant or advisor has been retained to assist in determining compensation for any of the Directors or Officers, Nexen will disclose: the identity of the consultant or advisor; the mandate for which they were retained; and the nature of any other work the consultant or advisor was retained by Nexen to perform.


ANNUAL GOVERNANCE REPORTING

Nexen will annually publicly disclose its governance practices in compliance with relevant Canadian and U.S. laws or rules.


ONGOING GOVERNANCE DISCLOSURE

Nexen will publicly disclose its Corporate Governance Policy; Categorical Standards; Mandates of the Board, Individual Directors and all Board Committees; Position Descriptions for the Board Chair, Committee Chairs, CEO, CFO and Secretary; its Ethics Policy; and, the External Communications Policy, as referred to in this Corporate Governance Policy.

Nexen will publicly disclose any waivers of any of the provisions of or any changes to any one of its Corporate Governance Policy; Categorical Standards; Mandates of the Board, Individual Directors and all Board Committees; Position Descriptions for the Board Chair, Committee Chairs, CEO, CFO and Secretary; its Ethics Policy; and, the External Communications Policy, as referred to in this Corporate Governance Policy.


ACCESS TO DISCLOSURES

Documents and information referred to in this Policy as being publicly disclosed may be accessed through the Governance section of Nexen's website (www.nexeninc.com). As required by law, certain information is included in Nexen's annual Proxy Circular or its Form 10-K filing.

                                 SCHEDULE "C"


CATEGORICAL STANDARDS FOR DIRECTOR INDEPENDENCE

GENERAL INFORMATION

The independence of all directors of Nexen will be reviewed at least annually by the board in light of the specific requirements set out below and these Categorical Standards are the basis for the independence determinations that will be made public in Nexen's Proxy Circular (or in the absence of a Proxy Circular in Nexen's Form 10-K), prior to directors standing for election or re-election to the board. Directors who meet the specific requirements of these Categorical Standards will be considered independent.

At least two-thirds of Nexen's directors will be independent, pursuant to these Categorical Standards, at all times.

Directors who do not meet these standards for independence also make valuable contributions to the board and to Nexen by reason of their knowledge and experience.

These Categorical Standards meet or exceed the requirements set out in U.S. Securities and Exchange Commission rules and regulations, the Sarbanes-Oxley Act of 2002, the New York Stock Exchange (NYSE) rules, National Policy 58-201 -- Corporate Governance Guidelines, Multilateral Instrument 52-110 -- Audit Committees and the applicable provisions of National Instrument 51-101 -- Standards of Disclosure for Oil and Gas Activities, as may be in force at the time. These Categorical Standards may be amended from time to time by the board and will be amended when necessary to comply with regulatory requirements. The current Categorical Standards will be disclosed annually.


DEFINITIONS

An "Affiliate" of a specified person (which includes a corporate entity or partnership) is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

"Immediate Family Member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees who are employees of the person or the person's Immediate Family Member) who shares the person's home.

"Officer" means a chair, vice chair, chief executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sales, administration or finance) of an entity, and any other officer or person who performs a policy-making function for such an entity. Officers of subsidiaries or parents of an entity will be deemed to be officers of the entity if they perform policy-making functions for the entity. Where these Categorical Standards refer to a particular corporate characteristic, the reference should be read to also include any equivalent characteristic of a non-corporate entity.


INDEPENDENCE OF DIRECTORS

     (a) To be considered independent, the board must affirmatively determine that a director does not have any direct or indirect material relationship with Nexen. A material relationship is a relationship which could, in the view of Nexen's board, be reasonably expected to interfere with the exercise of a member's independent judgement.

     (b)  A director will not be independent if:

          (i) the director is, or has been within the last three years, an employee or Officer of Nexen, or an Immediate Family Member is, or has been within the last three years, an Officer of Nexen(1) other than a chair or vice chair of the board of directors or any committee of the board who acts or acted as such on a part-time basis;

          (ii) the director or an Immediate Family Member received during any twelve-month period within the last three years more than the lesser of Cdn. $75,000 or U.S. $100,000 in direct compensation from Nexen, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

          (iii) (A) the director or an Immediate Family Member is a current partner of a firm that is Nexen's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an Immediate Family Member

--------------------------
(1) In this section, the term "Nexen" includes any parent or subsidiary in a consolidated group with Nexen.

                who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or Immediate Family Member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Nexen's audit within that time;

          (iv) the director or an Immediate Family Member is, or has been within the last three years, employed as an Officer of another entity where any of Nexen's present Officers at the same time serves or served on that company's compensation committee (or its equivalent); or

          (v) the director is a current employee or an Immediate Family Member is a current Officer of another company that has made payments to, or received payments from, Nexen for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1,000,000 or 2% of such other company's consolidated gross revenues.

     (c) Contributions to tax exempt organizations shall not be considered "payments" under section (b)(v) above, provided however that Nexen shall disclose in its Proxy Circular (or its 10-K if there is no Proxy Circular), any such contributions made by Nexen to any tax exempt organization in which any independent director of Nexen serves as an Officer, director or trustee if, within the preceding three years, contributions in any single fiscal year from Nexen to the organization exceeded the greater of U.S. $1,000,000 or 2% of the organization's consolidated gross revenues or, excluding Nexen's automatic matching of employee charitable contributions, exceeded 10% of Nexen's annual charitable contributions.


LOANS TO DIRECTORS

Nexen will not make or arrange any personal loans or extensions of credit to directors.


COMMITTEE MEMBERS

All members of the Audit and Conduct Review Committee (Audit Committee), the Compensation and Human Resources Committee and the Corporate Governance and Nominating Committee shall be independent pursuant to these Categorical Standards. A majority of the members of the Reserves Review Committee of the board shall be independent pursuant to these Categorical Standards. Members of Nexen's Audit Committee will also be required to meet the additional criteria set out below to be considered independent for the purposes of membership on the Audit Committee.


AUDIT COMMITTEE MEMBERS

In addition to satisfying the specific requirements set out above, directors who are members of Nexen's Audit Committee will not be considered independent for purposes of membership on the Audit Committee if:

         o the Audit Committee member is an Affiliate of Nexen or any subsidiary of Nexen, apart from his or her capacity as a member of the board or of any other committee of the board;

         o the Audit Committee member is both a director and an employee or is an Officer, general partner or managing member of an Affiliate of Nexen(2);

          o the Audit Committee member or his or her spouse, minor child or step-child, or child or step-child sharing a home with the Audit Committee member accepts any consulting, advisory or other compensatory fee from Nexen or any subsidiary of Nexen, apart from in his or her capacity as a member of the board or of any other committee of the board, and other fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

          o    the Audit  Committee  member  is a  partner,  member,  managing director, Officer or person occupying a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing the services) of a firm which provides consulting, legal, accounting, investment banking or financial advisory services to Nexen or any subsidiary of Nexen for fees, regardless of whether the Audit Committee member personally provided the services for which the fees are paid.

--------------------

(2) While a facts-based analysis is required to determine whether an Audit Committee member is an Affiliate, a person who is a director, but not an Officer, general partner, managing member or employee, of a shareholder owning 10% or more of any class of voting securities of Nexen is independent for Audit Committee purposes, absent any other indications of a material relationship with Nexen.

                                 SCHEDULE "D"

GOVERNANCE DOCUMENTS


Board Mandate..........................................................    D-2

The following additional governance documents are available on our website:
Individual Director Mandate
Board Chair Position Description
Chief Executive Officer Position Description
Chief Financial Officer Position Description
Secretary Position Description
Audit and Conduct Review Committee Mandate
Audit and Conduct Review Committee Chair Position Description
Compensation and Human Resources Committee Mandate
Compensation and Human Resources Committee Chair Position Description Corporate Governance and Nominating Committee Mandate
Corporate Governance and Nominating Committee Chair Position Description Finance Committee Mandate
Finance Committee Chair Position Description
Reserves Review Committee Mandate
Reserves Review Committee Chair Position Description
Safety, Environment and Social Responsibility Committee Mandate
Safety, Environment and Social Responsibility Committee Chair Position
  Description

BOARD MANDATE

The Board of Directors (Board) of Nexen Inc. (Nexen) has the oversight responsibility and specific duties described below. In addition, individual Directors have the responsibility and specific duties set out in the Individual Director Mandate and any other Mandate or Position Description that applies to them.


COMPOSITION

The Board will be comprised of between three and 15 directors, as determined by the Board. At least two-thirds of the Board members will be independent under the Categorical Standards for Director Independence (Categorical Standards) adopted by the Board and applicable law.

All Board members will have the skills and abilities appropriate to their appointment as directors. It is recognized that the right mix of experiences and competencies will ensure that the Board will carry out its duties and responsibilities in the most effective manner.

Except as set out in the By-Laws, Board members will be elected at the annual meeting of shareholders each year and will serve until their successors are duly elected.


RESPONSIBILITY

The Board is responsible for the stewardship of Nexen, providing independent, effective leadership to supervise the management of Nexen's business and affairs to grow value responsibly, in a profitable and sustainable manner.


SPECIFIC DUTIES

The Board will:


LEADERSHIP

1. Provide leadership and vision to supervise the management of Nexen in the best interests of its shareholders.

2. Provide leadership in setting the Mission, Vision, Principles, Values, Strategic Plan and Annual Operating Plan of Nexen, in conjunction with the Chief Executive Officer (CEO).


CEO

3.   Select, appoint, evaluate and, if necessary, terminate the CEO.

4. Receive recommendations on appropriate or required CEO competencies and skills from the Compensation and Human Resources Committee.

5. Approve or develop the corporate objectives that the CEO is responsible for meeting and assess the CEO against those objectives.


SUCCESSION AND COMPENSATION

6. Succession plan, including appointing, training and monitoring the performance of senior management.

7. With the advice of the Compensation and Human Resources Committee, approve the compensation of senior Management and approve appropriate compensation programs for Nexen's employees.


CORPORATE SOCIAL RESPONSIBILITY, ETHICS AND INTEGRITY

8. Provide leadership to Nexen in support of its commitment to Corporate Social Responsibility.

9.   Foster ethical and responsible decision making by Management.

10.  Set the ethical tone for Nexen and its Management.

11. Take all reasonable steps to satisfy itself of the integrity of the CEO and Management and satisfy itself that the CEO and Management create a culture of integrity throughout the organization.

12.  At  the  recommendation  of  the  Corporate   Governance  and  Nominating
     Committee (CGN Committee) and the Audit and Conduct Review Committee, approve Nexen's Ethics Policy.

13. Monitor compliance with Nexen's Ethics Policy and grant and disclose, or decline, any waivers of the Ethics Policy for officers and directors.

14. With the Audit and Conduct Review Committee and the Board Chair, respond to potential conflict of interest situations.


GOVERNANCE

15. With the CGN Committee, develop Nexen's approach to corporate governance, including adopting a Corporate Governance Policy that sets out the principles and guidelines applicable to Nexen.

16. Once or more annually, as the CGN Committee decides, receive for consideration that Committee's evaluation and any recommended changes, together with the evaluation and any further recommended changes of another Board Committee, if relevant, to each of the following:

     i.     Corporate Governance Policy;

     ii.    Categorical Standards for Director Independence;

     iii.   Board Mandate;

     iv. Individual Director Mandate (which will set out the expectations and responsibilities of directors);

     v.     Chair of the Board Position Description;

     vi.    Audit and Conduct Review Committee Mandate;

     vii.   Audit and Conduct Review Committee Chair Position Description;

     viii.  Compensation and Human Resources Committee Mandate;

     ix.    Compensation   and  Human   Resources   Committee  Chair  Position
            Description;

     x.     Corporate Governance and Nominating Committee Mandate;

     xi.    Corporate  Governance  and  Nominating  Committee  Chair  Position
            Description;

     xii.   Finance Committee Mandate;

     xiii.  Finance Committee Chair Position Description;

     xiv.   Reserves Review Committee Mandate;

     xv.    Reserves Review Committee Chair Position Description;

     xvi.   Safety, Environment and Social Responsibility Committee Mandate;

     xvii. Safety, Environment and Social Responsibility Committee Chair Position Description;

     xviii. CEO Position Description;

     xix.   Chief Financial Officer Position Description; and

     xx.    Secretary Position Description.

17. With the CGN Committee, ensure that Nexen's governance practices and policies are appropriately disclosed.

18.  At the  recommendation  of the CGN Committee,  annually  determine  those
     individual   Directors  to  be  designated  as   independent   under  the
     Categorical Standards and ensure appropriate disclosures are made.

19. At the recommendation of the CGN Committee, annually determine those individual Directors to be designated as "financial experts" under applicable law and ensure appropriate disclosures are made.

COMMUNICATIONS, DISCLOSURE AND COMPLIANCE

20. Adopt an External Communications Policy for Nexen which addresses disclosure matters.

21. At least annually review the External Communications Policy and consider any recommended changes.

22. Ensure policies and procedures are in place to ensure Nexen's compliance with applicable law, including timely disclosure of relevant corporate information and regulatory reporting.

23. Adopt measures for receiving feedback from stakeholders and ensure appropriate disclosures of the measures are made.


BOARD CHAIR

24.  Annually appoint the Chair of the Board.


COMMITTEES

25.  Appoint  an  Audit  and  Conduct  Review   Committee   comprised  of  all
     independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to (i) the integrity of annual and quarterly financial statements to be provided to shareholders and regulatory bodies; (ii) compliance with accounting and finance based legal and regulatory requirements; (iii) the independent auditor's qualifications and independence; (iv) the system of internal accounting and financial reporting controls that Management has established; (v) performance of the internal and external audit process and of the independent auditor; and, (vi) implementation and effectiveness of the Ethics Policy and the compliance programs under the Ethics Policy.

26. Appoint a Compensation and Human Resources Committee comprised of all independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to (i) key compensation and human resources policies; (ii) Chief Executive Officer and executive Management compensation; and, (iii) executive Management succession and development.

27. Appoint a Corporate Governance and Nominating Committee comprised of all independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to (i) the development and implementation of principles and systems for the management of corporate governance; (ii) identifying qualified candidates and recommending nominees for Director and Board Committee appointments; and, (iii) evaluations of the Board, Board Committees, all individual
     Directors, the Board Chair and Committee Chairs, all with a view to ensuring Nexen is "leading edge" in implementing best-in-class corporate governance practices.

28. In the Board's discretion, appoint a Finance Committee comprised of a majority of independent directors with the responsibility to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to (i) financial policies and strategies including capital structure; (ii) financial risk management practices; and, (iii) transactions or circumstances which could materially affect the financial profile of Nexen.

29. Appoint a Reserves Review Committee comprised of a majority of independent directors with the responsibility to assist the Audit and Conduct Review Committee and the Board in fulfilling their oversight responsibilities with respect to the annual review of Nexen's petroleum and natural gas reserves.

30. In the Board's discretion, appoint a Safety, Environment and Social Responsibility Committee comprised of a majority of independent directors with the responsibility to assist the Board in fulfilling its oversight responsibilities with respect to due diligence in the development and implementation of systems and programs for the management of health, safety, environment and social responsibility, with a view to ensuring Nexen remains on the "leading edge" in the ongoing institution of best-in-class practices.

31. In the Board's discretion, appoint any other Board Committees that the Board decides are needed and delegate to those Board Committees any appropriate powers of the Board.

32.  In the  Board's  discretion,  annually  appoint  the Chair of each  Board
     Committee.

DELEGATIONS AND APPROVAL AUTHORITIES

33. Annually delegate approval authorities to the CEO and review and revise them as appropriate.

34. Consider and, in the Board's discretion, approve financial commitments in excess of delegated approval authorities.

35. In the Board's discretion, annually delegate to the Audit and Conduct Review Committee the authority to approve or recommend to the Board for consideration the quarterly results, financial statements, MD&A and news releases prior to filing them with or furnishing them to the applicable securities regulators and prior to any public announcement of financial results for the periods covered.

36. Consider and, in the Board's discretion, approve any matters recommended by the Board Committees.

37. Consider and, in the Board's discretion, approve any matters proposed by Management.


STRATEGY

38.  Approve the development of strategic direction.

39. Adopt a strategic planning process and, at least annually, approve a Strategic Plan for Nexen to maximize shareholder value, that takes into account, among other things, the opportunities and risks of Nexen's business.

40.  Monitor Nexen's performance in light of the approved Strategic Plan.


ANNUAL OPERATING PLAN

41.  At least annually,  approve an Annual  Operating Plan for Nexen including
     business  plans,  operational  requirements,   organizational  structure,
     staffing and budgets, that support the Strategic Plan.

42.  Monitor  Nexen's  performance in light of the approved  Annual  Operating
     Plan.


RISK MANAGEMENT

43. Ensure policies and procedures are in place to: identify Nexen's principal business risks and opportunities; address what risks are acceptable to Nexen; and, ensure that appropriate systems are in place to manage the risks.

44. Ensure policies and procedures designed to maintain the integrity of Nexen's disclosure controls and procedures are in place.

45. Ensure policies and procedures designed to maintain the integrity of Nexen's internal controls over financial reporting are in place.

46. Ensure policies and procedures designed to maintain appropriate auditing and accounting principles and practices are in place.


ORIENTATION/EDUCATION

47. With the CGN Committee, oversee the development and implementation of the Director orientation program.

48. With the CGN Committee, oversee the development and implementation of the ongoing Director education program.


BOARD PERFORMANCE

49. Oversee the process of the CGN Committee's annual evaluation of the performance and effectiveness of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs.

50.  Participate  in an  annual  evaluation  of Board  performance  by the CGN
     Committee.

51. Receive and consider a report and recommendations from the CGN Committee on the results of the annual evaluation of the performance and effectiveness of the Board, Board Committees, all individual Directors, the Board Chair and Committee Chairs.

BOARD MEETINGS

52. Meet at least five times annually and as many additional times as needed to carry out its duties effectively. The Board may, on occasion and in appropriate circumstances, hold a meeting by telephone conference call.

53. Meet in separate, non-management, in camera sessions at each regularly scheduled meeting.

54. Meet in separate, non-management, closed sessions with any internal personnel or outside advisors, as needed or appropriate.


ADVISORS/RESOURCES

55. Retain, oversee, compensate and terminate independent advisors to assist the Board in its activities.

56. Receive adequate funding from Nexen for independent advisors and ordinary administrative expenses that are needed or appropriate for the Board to carry out its duties.


OTHER

57. To honor the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate is delegated to the Secretary, who will report any amendments to the CGN Committee at its next meeting.

58. Once or more annually, as the CGN Committee decides, this Mandate will be fully evaluated and updates recommended to the Board for consideration.


Approved: October 13, 2005

SCHEDULE "E"

SUMMARY OF TANDEM OPTION (TOP) PLAN

The following additional disclosure is provided with respect to the TOP Plan pursuant to the TSX rules. A copy of the TOP Plan is available on request from our Assistant Secretary and is available on our website at www.nexeninc.com.


TOP PLAN SUMMARY

The TOP Plan is our only "security-based compensation arrangement" for the purposes of the disclosure requirements of the TSX. The TOP Plan provides an opportunity for employees to have a stake in Nexen's future and have their interests aligned with the interests of shareowners. Any officer or employee of Nexen or any of its subsidiaries is eligible to participate in the TOP Plan. Non-executive directors do not participate in the TOP Plan.

The maximum number of common shares which may be reserved for issuance to insiders under the TOP Plan is 10% of the common shares outstanding at the time of the grant (on a non-diluted basis), less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The maximum number of options which may be issued to insiders of Nexen under the TOP Plan within a one year period is 10% of the common shares outstanding (on a non-diluted basis) at the time of issuance. The maximum number of options which may be issued to any optionee under the TOP Plan will not exceed 5% of the issued and outstanding common shares (on a non-diluted basis) at the date of grant.

The Board may determine at the time of grant of TOPs the exercise price for the TOPs provided that, if no specific determination is made, the exercise price will be the closing price of the shares on the TSX or NYSE, as applicable, on the last business day before the date of the grant of the option (Exercise Price) or other price determined by a mechanism approved by the Board and satisfactory to the TSX and NYSE. The Exercise Price may not be below the market price of the shares. As well, the Exercise Price of existing TOPs may not be reduced except for automatic adjustments arising from changes in Nexen's share capital (share consolidations, share splits, etc.) or in accordance with the rules of the TSX and subject to any shareowner approval requirements imposed by the TSX.

Unless the Board otherwise decides, TOPs can be exercised for shares or surrendered for a cash payment. The cash payment will be equal to the excess, over the Exercise Price, of the closing price of Nexen's common shares on the TSX or NYSE, as applicable, on the day of surrender of the TOP or, if there is no trading of the shares on the TSX or NYSE that day, the last business day before the date of surrender of the TOP.

Nexen does not have the right under the TOP Plan to transform a TOP into a stock appreciation right involving an issuance of securities from treasury.

TOPs terminate and may not be exercised or surrendered in the following circumstances:

------------------------------------------------------------------------------
REASON FOR TERMINATION                        EXERCISABLE UNTIL
------------------------------------------------------------------------------

Retirement                      The earliest of scheduled expiry and 18 months
                                from termination of active employment
------------------------------------------------------------------------------
Death                           The earliest of scheduled expiry and 18 months
                                from death
------------------------------------------------------------------------------
Termination for just cause      Termination of active employment
------------------------------------------------------------------------------
Termination for any reason      The earliest of scheduled expiry and 90 days
other than death, retirement    from of termination of active employment
or termination for cause
------------------------------------------------------------------------------

     The following are also terms of the TOP Plan:

     o TOPs are non-transferable and non-assignable other than to the estate of a TOP holder by operation of law.

     o The Board may amend, suspend or discontinue the TOP Plan at any time provided that no amendment may increase the maximum number of common shares reserved for issue as options under the TOP Plan, change how the Exercise Price is determined or, without the consent of the holder of the TOP, alter or impair any TOP previously granted. No amendment, suspension or discontinuance, of the TOP Plan may contravene the requirements of the TSX or other relevant regulatory body.

     o    Nexen  (or  any  affiliated   entity)  may  not  provide   financial
          assistance to participants to purchase shares under the TOP Plan.

     o The maximum exercise and surrender periods are five years from the date of grant.

     o The TOP Plan is subject to shareowner approval, which was given on May 4, 2004. There are no entitlements under the TOP Plan that have been granted but are subject to ratification by shareowners and there were no amendments to the TOP Plan in 2005.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The information on the TOP Plan below is as of December 31, 2005.

------------------------------------------------------------------------------------------------------------------------------------
               PLAN CATEGORY                  NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE EXERCISE      NUMBER OF SECURITIES
                                                ISSUED UPON EXERCISE OF       PRICE OF OUTSTANDING        REMAINING AVAILABLE FOR
                                                  OUTSTANDING OPTIONS                OPTIONS           FUTURE ISSUANCE UNDER EQUITY
                                                                                                            COMPENSATION PLANS
------------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by                    15,314,575                     $28                    17,290,038
  shareowners
------------------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by                       Nil                     Nil                           Nil
  shareowners
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                    15,314,575                     $28                    17,290,038
------------------------------------------------------------------------------------------------------------------------------------

HEAD OFFICE                                AUDITORS

801 7th Avenue SW                          Deloitte & Touche LLP
Calgary, Alberta Canada T2P 3P7            Calgary, Alberta
Telephone 403.699.4000
Fax 403.699.5800
www.nexeninc.com                           SUSTAINABILITY REPORT

                                           Our  Sustainability  Report  outlines
STOCK SYMBOL -- NXY                        our  safety,  environment  and social
                                           responsibility performance.  For more
Toronto Stock Exchange                     information,   call  Jeff   Flood  at
New York Stock Exchange                    403.699.5469


COMMON SHARE TRANSFER AGENT AND REGISTRARS

CIBC Mellon Trust Company                  COMMUNICATION WITH THE BOARD
Calgary, Toronto, Montreal and Vancouver
Mellon Investor Service                    board@nexeninc.com
New York, NY

                                           INTEGRITY RESOURCE CENTRE
DIVIDEND REINVESTMENT PLAN
                                           integrity@nexeninc.com
The offering  circular  (and for U.S.
residents,    a    prospectus)    and
authorization form may be obtained by      AVAILABILITY OF DOCUMENTS
calling CIBC Mellon Trust  Company at
1.800.387.0825          or         at      Nexen's governance documents, as well
www.cibcmellon.ca                          as  the  statistical  supplement  and
                                           other   financial   documents,    are
                                           available at  www.nexeninc.com.  Hard
                                           copies  may be  ordered by request to
                                           the     Assistant     Secretary    at
                                           assistant_secretary@nexeninc.com




------------------------------------------------------------------------------

     These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

S E E   T H E   V A L U E

801 7th Avenue SW Calgary Alberta Canada T2P 3P7               [GRAPHIC - LOGO]
T 403.699.4000  F 403.699.5800  www.nexeninc.com

                                                                         Place
                                                                    Sufficient
                                                                       Postage
                                                                          Here


                           Nexen Inc.
                           c/o CIBC MELLON TRUST COMPANY
                           PO Box 7010
                           Adelaide Street Postal Station
                           Toronto, Ontario  M5C 2W9
                           Canada

  [GRAPHIC]

         As a registered shareowner of Nexen Inc. you automatically receive our Annual Report (including Annual Financial Statements and related Management's Discussion and Analysis). IF YOU DO NOT WISH TO RECEIVE our Annual Report next year or IF YOU WISH TO RECEIVE our Interim Reports (including Interim Financial Statements and related Management's Discussion and Analysis), please complete the information requested below, sign the card (to certify that you are the registered owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company.


PLEASE DO NOT SEND ME NEXEN'S ANNUAL REPORT                             [_]
PLEASE SEND ME NEXEN'S INTERIM REPORTS                                  [_]


Name of Shareowner (please print)
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Signature

                                                                         Place
                                                                    Sufficient
                                                                       Postage
                                                                          Here


                           Nexen Inc.
                           c/o CIBC MELLON TRUST COMPANY
                           PO Box 7010
                           Adelaide Street Postal Station
                           Toronto, Ontario  M5C 2W9
                           Canada

  [GRAPHIC]

         As a beneficial shareowner of Nexen Inc. you are entitled to receive our Interim Reports (including Interim Financial Statements and related
Management's Discussion and Analysis), Annual Report (including Annual Financial Statements and related Management's Discussion and Analysis) or both. In order to add your name to the list of shareowners to whom we mail our Reports, please complete the information requested below, sign the card (to certify that you are the beneficial owner of common shares of Nexen Inc.) and return it to CIBC Mellon Trust Company.

         Please add my name to the mailing list for Nexen Inc. and send me Nexen's Report(s) as indicated below:


            INTERIM REPORTS ONLY                                       [_]
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            BOTH INTERIM AND ANNUAL REPORTS                            [_]




Name of Shareowner (please print)

Mailing Address

City                                    Province/State

Country                                 Postal/Zip Code

Signature